Form 10-K, Exhibit 13
period 2001-12-31
FMC TECHNOLOGIES INC
filed 2002-03-25
CIK 1135152

Exhibit 13.1
[GRAPHIC APPEARS HERE]

 100plus

years of providing

Customer

solutions.

FMC Technologies, Inc. 2001 Annual Report

[FRONT COVER OF ANNUAL REPORT]

corporate profile

FMC Technologies, Inc. is a global leader providing mission-critical solutions, based on superior technology, for the energy, food processing and air transportation industries. The Company designs, manufactures and services sophisticated systems and products for its customers through its Energy Systems (comprising Energy Production Systems and Energy Processing Systems), FoodTech and Airport Systems businesses. FMC Technologies operates approximately 35 manufacturing facilities in 16 countries.

about the cover

For more than 100 years, FMC Technologies and its predecessors have provided innovative solutions for its customers. Today, FMC Technologies is a leading supplier of mission-critical technology solutions for the energy, food processing and air transportation industries.

FMC Technologies develops integrated solutions designed to minimize costs, maximize performance and optimize bottom-line results. We have built our leadership positions in each industry we serve by providing value-added technology solutions, such as the subsea system provided for Petrobras depicted on the cover of this report. Last year, FMC Energy Systems supplied 25 subsea trees to the Brazilian market—an industry record for the number of subsea trees supplied in a one-year period.

[INSIDE FRONT COVER OF ANNUAL REPORT]

FINANCIAL SUMMARY

	2001	2000
(In millions, except per share, common stock, employee and stockholder data)
Revenue
In the United States	$885.1	$734.7
Outside the United States, including exports	1,042.8	1,140.5

Total Revenue	$1,927.9	$1,875.2

Income (after tax)
Net income	$34.7	$67.9
Income (excluding significant non-recurring items)(1)(2)	$58.6	$74.8

Earnings per share(3)
Basic	$0.53
Diluted	$0.53
Income per share (excluding significant non-recurring items)(1)(2)(3)
Basic	$0.90
Diluted	$0.89

Financial and Other Data
Common stock price range	$22.48-$10.99
At December 31 Net debt(4)	$245.0	$300.5
Order backlog(5)	$960.7	$644.3
Number of employees	8,500	9,300
Number of stockholders of record	8,085	—

(1)
Significant non-recurring items consist of asset impairments and restructuring and other charges in 2001 and 2000, reorganization-related income tax charges in 2001, and the cumulative effect of a change in accounting principle in 2001.

(2)
Income (excluding significant non-recurring items) and income per share (excluding significant non-recurring items) should not be considered in isolation nor as an alternative for net income or earnings per share determined in accordance with generally accepted accounting principles, nor as sole measures of FMC Technologies, Inc.’s (the “Company’s”) profitability.

(3)
Earnings per share and income per share (excluding significant non-recurring items) have not been presented for 2000 because the Company’s capital structure in 2000 did not include a significant number of shares of common stock and was not comparable to its current capital structure.

(4)
Net debt consists of short-term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents. Actual net debt at December 31, 2000, was $23.3 million. The prospective revisions resulting from performance of the Separation and Distribution Agreement between the Company and FMC Corporation required that certain cash flows, transactions, and balance sheet balances be modified to reflect an equitable separation of the two companies. Such modification resulted in pro forma net debt at December 31, 2000, of $300.5 million for FMC Technologies.

(5)	Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

TO OUR SHAREHOLDERS

FMC Technologies is building its future on a century-old tradition of providing world-class products and innovative solutions for our customers. In 1884, John Bean founded the Bean Spray Pump Company to provide innovative technology to meet customer needs. That vision of partnering with customers has enabled us to build and maintain a reputation for delivering added value to customers.

In the mid-1980s, we began a period of significant investments in the businesses that now make up FMC Technologies. Since 1986, we have grown these machinery businesses more than four-fold into a $2 billion global technology solutions business. We have transformed our businesses from low technology product-oriented enterprises to high technology systems leaders in their respective industries.

Today, we have a stronger base to build on than ever before. Our technology is second to none. We have solid market positions and strong relationships with customers who are leaders in our key markets. And, we have the best team of employees in our industries.

Our objective is to be the premier provider of world-class, mission-critical technology solutions for the energy, food processing and air transportation industries. We expect to achieve this objective by managing our businesses according to the same principles that have enabled us to build the strong businesses we have today:

•
Listen to the Customer—Build and strengthen customer relationships and alliances; partner with customers and anticipate their needs. In our core energy business, we currently have more alliances and frame agreements with major customers than any of our competitors, and we want to build on that position.

•
Create Solutions—Understand our customers’ challenges and focus on providing mission-critical solutions. In all of our businesses, we have a broad range of products and a strong knowledge base that we intend to leverage to provide our customers with solutions.

•
Innovate Continuously—Develop technologies and technical solutions driven by customer needs. We intend to continue to build on our industry-leading technology, especially in the deepwater subsea arena.

•	Maximize Value—Manage our businesses well; focus on growing profits and increasing returns on capital. We intend to continue to invest in high growth areas, such as deepwater subsea systems.

•
Win with Teamwork—Emphasize and reward performance that results in the customer’s and the team’s success. We have in place the management team that built these businesses and will lead us into the future.

[CHART APPEARS HERE]
2001 Review

Last year was an eventful and productive one for FMC Technologies. I am pleased to report the Company’s accomplishments in 2001 in this first annual report to our shareholders.

100+ Year Tradition

1880s

John Bean invents continuous spray pump.

1900s

David Crummey, John’s son-in-law, incorporates the Bean Spray Pump Company.

John Bean again revolutionizes the industry by inventing the “Magic Pump,” enabling high-pressure spraying.

John Crummey, David’s son focused on meeting customer requirements and doubled the company’s capitalization.

1920s

John Bean manufacturing adds canning and fruit businesses and becomes Food Machinery Corporation (FMC).

[GRAPHIC APPEARS HERE]

As most of you know, FMC Technologies was created when FMC Corporation spun off its machinery businesses in 2001. Until December 31, FMC Corporation still owned 54 million shares, or 83 percent, of the common shares of FMC Technologies. On that date, the FMC Technologies shares held by FMC Corporation were distributed to FMC’s shareholders by means of a dividend.

[PHOTO APPEARS HERE]

Energy Systems

FMC Energy Systems, our largest and core business, generates close to 60 percent of FMC Technologies’ revenues. FMC Energy Systems includes two segments—Energy Production Systems and Energy Processing Systems. Energy Production Systems is the global leader in the provision of subsea production and completion systems, the growth frontier for the oil and gas business worldwide. Energy Processing Systems designs, manufactures and supplies technologically advanced high pressure valves and fittings as well as liquid and gas measurement and transportation equipment and systems.

The bulk of FMC Energy Systems’ business is driven by large developments of offshore oil and gas fields. We have strong alliances with major producers such as BP, Shell, Norsk Hydro, Statoil, Agip and others. One of the highlights in our subsea business last year was the award of a five-year frame agreement with BP for the supply of subsea systems and related services for the Gulf of Mexico.

Subsea sales and inbound orders were strong globally, including sales to and inbound orders from Shell, Kerr McGee and BP in the Gulf of Mexico; TotalFinaElf and ExxonMobil offshore West Africa; Statoil and Norsk Hydro in the North Sea; and Petrobras in Latin America. Inbound orders also were substantial for floating production systems, including orders from ExxonMobil, Enterprise Oil and Petrobras.

Strong demand for our energy products and services drove backlog for our subsea, floating production and surface systems businesses as well as our Energy Processing businesses. Consequently, FMC Energy Systems’ backlog grew from $425 million at the beginning of 2001 to $676 million at the end of the year—a 59 percent increase.

Our subsea business is anticipated to grow as customers continue to focus their exploration and production expenditures in the deepwater offshore. Our demonstrated backlog growth is anticipated to drive 2002 revenue growth. We do not, however, expect margin growth because of competitive pressures and because much of the initial work for these large projects is in the form of engineering studies, product developments and the design and manufacture of special purpose equipment—such as special riser systems for BP. All of these activities carry a lower margin than work associated with more standard products.

FoodTech

FMC FoodTech’s sales and profits decreased in 2001 primarily because of global economic weakness, which caused our customers to reduce capital expenditures. This particularly affected the sales in our freezing and poultry processing businesses.

[GRAPHIC APPEARS HERE]

1930s

FMC invents the mechanical peach pitter and acquires Peerless Pumps.

FMC acquires several citrus and other fruit handling businesses. FMC enters the citrus coating business.

However, we have taken aggressive actions to lower our cost structure throughout this downturn. Consequently, when this segment of the economy rebounds, we believe we will experience increased efficiencies and higher margins. Starting with the fourth quarter last year, we have seen some hopeful signs in increased business activity that bode well for 2002.

We continue to believe that FMC FoodTech will be a solid cash and earnings generator going forward. FMC FoodTech is the number one supplier of food processing equipment in North America and one of the top ten worldwide. We have industry leading-positions in freezers, sterilizers, citrus extractors and breading and cooking systems. We also have an excellent customer relationships with large, multinational food companies such as Heinz, Nestle, Tyson, Unilever and others.

Airport Systems

FMC Airport Systems’ sales and earnings increased in 2001 compared to 2000. These increases were partly due to sales of the Halvorsen loader and greater volumes and margins for our ground support equipment.

However, the events of September 11 had a severe effect on our Airport Systems business. Immediately after September 11, several U.S. airlines—in response to a significant drop-off in passenger traffic—reduced service by almost 20 percent.

As a result, passenger airlines froze capital spending and delayed shipments of several of our units—for example, loaders, deicers and push-back tractors—that were on order. In response to this, we cancelled orders with our vendors, froze our capital spending in Airport Systems and made significant personnel reductions. By year-end 2001, we had reduced Airport Systems’ staffing by approximately 300 compared with year-end 2000.

Although the impact was substantial, there was also some good news in this segment. We are fortunate to have an alliance with Federal Express and a strong position with UPS. These airline equipment customers were not affected as much as those carrying passengers. Finally, the Halvorsen loader order for the U.S. Air Force should ramp up in 2002. We expect to move forward from low-rate initial production in 2001 to production of about 100 units in 2002.

People

Despite the challenges in the business conditions for our FoodTech and Airport Systems businesses, we achieved sequential growth in income per share (before one-time charges) in each quarter of 2001. Our success in 2001 is directly attributable to the hard work, innovative thinking and dedication of our employees worldwide.

Our employees kept business performance solid despite the distractions of our corporate reorganization. Our corporate staff spent countless hours working on our successful initial public offering and the separation of the two companies, in addition to their usual responsibilities. The teamwork and skill of our employees brought us such successes as the BP award, the start-up of the Halvorsen loader program and a renewed focus on providing integrated solutions in our food business.

[GRAPHIC APPEARS HERE]

FMC establishes a presence in overseas markets—Europe, Asia and South Africa.

FMC becomes the world’s largest supplier of technology to the food industry.

FMC draws on its machinery expertise and enters the defense business.

The company receives a $60 million order for amphibious military vehicles—an amount seven times the prior year’s revenue.

FMC’s amphibious vehicles play prominent roles in General MacArthur’s campaign in the Pacific.

[GRAPHIC APPEARS HERE]

Our future success depends on our people providing the best solutions for our customers. We believe we are well positioned with an experienced management team and outstanding employees who are up to the challenge.

We also recently bid farewell to a leader who has made significant contributions to the businesses that now make up FMC Technologies. Bob Burt, former Chairman of FMC Technologies and former Chairman and CEO of FMC Corporation, stepped down as our Chairman at the end of the year and from our Board at the end of his term. Bob’s growth initiatives enabled us to develop and acquire many of the current capabilities within our businesses. From his commitment to people development to his broad view on issues in Washington, Bob has had a very positive influence on us all. Bill Reilly is also retiring from our Board this year. We wish them both well.

Outlook

World events and an economic recession have clouded the outlook for many industries and ours are no exception. We believe we have positioned the Company well with strong businesses and good competitive positions. With some help from an improving economy, we anticipate improved overall financial performance in 2002, characterized by:

•	Significant revenue growth in Energy Production Systems, particularly subsea, with margins similar to those of 2001.

•	Flat revenues in Energy Processing Systems, with limited margin increases.

•	Improved results in FoodTech, based on cost reduction steps taken in 2001.

•	A cloudy outlook for Airport Systems, but with bright spots in the Halvorsen loader program and a streamlined business structure awaiting a rebound in the commercial airline business.

•	Lower corporate staff expenses, partially offset by higher pension expense.

Based on our solid foundation of leading businesses, strong market positions and a superb team of employees, we believe FMC Technologies will grow as the markets for offshore oilfield activities, processed food and air travel continue to develop. We have a history of over 100 years of providing customer solutions. Our current products, market strengths and people position us well to build on this legacy.

Sin	cerely,

[SI	GNATURE APPEARS HERE]
Jos	eph H. Netherland
Ch	airman, President and Chief Executive Officer

Feb	ruary 22, 2002

[GRAPHIC APPEARS HERE]

FMC acquires Westvaco Chemical and changes the corporate name to Food Machinery and Chemical Corporation.

The company prepares for the postwar boom by developing a number of revolutionary new food machinery offerings, including continuous freezers.

BUSINESSES AND PRODUCTS

Energy Production Systems	Energy Processing Systems

FMC Kongsberg Subsea	FMC Fluid Control
Advanced technology, products and systems for full field subsea development	Industry standard in flowline products and manifold systems

FMC CBV Subsea	FMC Loading Systems
Brazil’s leading energy equipment supplier	Global leader in solutions for fluid handling

FMC Surface Wellhead	FMC Measurement Solutions
Industry-leading surface and platform wellhead equipment	The industry leader in measurement

FMC Material Handling Systems
FMC SOFEC Floating Systems	The leader in material handling and conveying systems
First in turret mooring systems and transfer buoys

FMC Blending & Transfer
MODEC International LLC	Industry-leading blending technology and solutions
Advanced Tension Leg Platform and floating production technology

[GRAPHIC APPEARS HERE]

1950s

FMC creates a citrus juicer that revolutionizes the citrus industry.

FMC expands further with several chemical acquisitions.

The company triples its revenues in food machinery and technology.

FMC enters the petroleum equipment business by acquiring Chiksan Oil Tool, Well Equipment Manufacturing (WECO), Oil Center Tool (OCT) and Hamer valves, all prominent suppliers to the oil and gas industry.

Tapping into growing overseas markets, the company’s petroleum equipment business expands to Mexico, Argentina and Japan.

FoodTech	Airport Systems

Frigoscandia Equipment	Loaders
Leading brand in freezing and chilling systems, steam pasteurization and refrigeration	Industry leader for commercial and military applications

Stein	Deicers
Coating and cooking leaders	Advanced technologies for cost-efficient operations

DSI	Push-back Tractors
Proven technology in waterjet cutting	State-of-the-art towing technology

Citrus Systems	Passenger Boarding Bridges
Global leader in citrus technology	Developer of market leading Jetway® passenger boarding bridges

Food Processing Systems
Trusted technology for food processors	Automated Guided Vehicles
Advanced material handling technologies for industrial and airport applications

FranRica
Superior aseptic technology	Airport Services
Outsourcing solutions for equipment and airport maintenance services

PPM
Experts in potato and snack processing

Allen Systems
International provider of technologies for processing, packaging, conveying, optical sorting and seasoning

Fresh Produce Technology
Worldwide provider of fresh produce protective coatings, labels and services

[GRAPHIC APPEARS HERE]
1960s

FMC acquires Luceat, S.A., a producer of specialty petroleum equipment in France.

FMC develops and produces the M113 tracked vehicle that became the backbone of the U.S. Army’s armored capabilities.

In 1966, FMC’s revenues exceed $1 billion for the first time.

FMC again successfully expands its citrus and packaging machinery with strong internal development programs.

FMC develops cargo loaders to serve the new generation of jumbo jets under development.

[PHOTO APPEARS HERE]

[GRAPHIC APPEARS HERE]

The Company adds further to its machinery legacy by acquiring Link-Belt Company, a manufacturer of power transmission, processing and bulk handling equipment.

To keep pace with a surge in oil exploration activity, the company’s petroleum equipment business develops underwater wellhead equipment for offshore use, an ocean floor supension system to reduce drilling costs and improvements in its marine loading arms technology.

1970s

FMC expands its petroleum equipment business with two new overseas plants.

The company doubles its domestic capacity for production of marine loading arms and swivel joints and increases its capacity for producing wellhead equipment by 40%.

Opposite page:
As part of a renewable three-year frame agreement, FMC Energy Systems is providing mission-critical solutions to Norsk Hydro, including this subsea system.

This page:
FMC Energy Systems’ industry-leading technologies include Tension Leg Platforms provided through our MODEC International LLC joint venture. FMC Energy Systems also provided the well systems for this development, El Paso’s Prince project in the Gulf of Mexico.

FMC ENERGY SYSTEMS

FMC Energy Systems, comprising our Energy Production Systems and Energy Processing Systems segments, is a global leader in providing solutions for customers engaged in petroleum exploration, production, measurement and transportation. Those solutions include the design, manufacture and supply of technologically sophisticated systems and products for the oil and gas industry.

2001 Business Review

In 2001, FMC Energy Systems benefited from increased sales of subsea and surface wellhead systems and fluid control equipment.

Subsea sales and inbound orders were strong throughout the year. FMC Energy Systems entered into a five-year frame contract with BP for the supply of subsea systems and related services for the Gulf of Mexico. The initial agreement, which is renewable for an additional five years, calls for us to provide subsea trees, controls, manifolds, well connection systems and related offshore services to BP for its Gulf of Mexico deepwater development programs. Under this agreement, we have developed an extreme high-pressure/high-temperature subsea solution for BP’s Thunder Horse field.

Our activities in the Gulf of Mexico also included awards to provide a total of 22 surface wellhead and tree systems for Spar projects for BP, Dominion Exploration & Production and Murphy Oil. Also, Shell Exploration & Production’s Crosby and Einset deepwater fields began production last year with our subsea equipment.

Offshore Brazil, Enterprise Oil contracted with MODEC International LLC, an FMC Technologies joint venture, for a Floating Production Storage and Offloading system and related subsea equipment, including FMC Energy Systems’ turret mooring system and subsea manifolds. Petrobras, the Brazilian state-owned oil company, also awarded several orders for subsea equipment and services offshore Brazil to FMC Energy Systems last year. In recognition of the increased activity offshore Brazil and to meet customer needs, we also announced plans to expand our manufacturing facilities in Rio de Janeiro and Macaé.

[PHOTO APPEARS HERE]

Offshore Africa, FMC Energy Systems is active in both West and South African waters. Offshore West Africa, TotalFinaElf’s Girassol project and Agip’s Okono project began production last year using our subsea solutions. Offshore South Africa, we received an order for subsea equipment and technology solutions for Soekor’s Sable Development project. Also, our surface wellhead business made important progress in Africa last year with an order from Esso Chad for 300 surface wellheads.

In the North Sea, FMC Energy Systems, through our FMC Kongsberg Subsea business unit, received orders for subsea solutions from Norsk Hydro, Statoil and TotalFinaElf. We also were awarded a frame agreement with Talisman Energy to provide horizontal subsea trees, wellheads and associated equipment. Our surface wellhead business was active in the North Sea last year, including the receipt of an award to supply up to 45 trees for Norsk Hydro’s Grane Platform project.

Our Fluid Control unit had a strong year in 2001. FMC Energy Systems is the world’s leading supplier of flowline products, pumps and manifold systems for high-pressure oilfield applications. In addition to supplying the most dependable, longest-lasting fluid control products in the industry, the business focuses on providing value-added solutions including advanced life cycle services through Web-enabled planning, tracking and asset management tools.

[GRAPHIC APPEARS HERE]

To meet the needs of U.S. energy producers developing Alaskan oil reserves, FMC provides marine loading arms in Valdez and surface wellhead equipment in the Prudhoe Bay field.

FMC expands its citrus business to Brazil by leasing extractors to the Brazilian citrus industry and opening a plant in Brazil.

FMC develops the prototypes for the Bradley Fighting vehicle, the next generation of armor for the U.S. Army.

[PHOTO APPEARS HERE]

[GRAPHIC APPEARS HERE]

1980s

The U.S. Army awards FMC a contract to produce the Bradley Fighting vehicle, hailed as “the greatest addition to the infantry man’s arsenal since the development of the machine gun.”

To keep pace with the growing petroleum market, FMC further expands its production facilities for energy equipment.

The company further improves its food machinery offerings by introducing a new juice extractor and high-speed food processing equipment.

FMC’s petroleum equipment business develops new Model 120 gate valve technology as a precursor to developing enhanced subsea technology.

Opposite page:
FMC Energy Systems leads the industry in the supply of highly reliable fluid control products, such as this advanced flowline swivel, being tested on our unique flow loop system.

This page:
Activity was strong for FMC Energy Systems’ surface wellhead and completion equipment product line in 2001, including the supply of 300 surface trees for a major project in Africa.

FMC ENERGY SYSTEMS

Technology Innovations

FMC Energy Systems’ emphasis on cost-effective, life-of-field solutions has led to numerous technology breakthroughs. Following are a few of these leading-edge technologies:

Energy Production Systems

•	Subsea Processing promises significant cost savings by partially processing the well stream at the sea floor, helping customers reduce investment costs for flow lines and topside processing equipment.

•
Light Well Intervention significantly enhances hydrocarbon recovery by improving reservoir management. FMC Energy Systems has designed a cost-effective solution for diverless subsea wireline intervention from a dynamically positioned vessel.

•
SmartFields™ Subsea Solution is a comprehensive approach that focuses on subsea fluid separation and boosting, integrated monitoring and control, subsea controls, light well intervention and subsea processing. SmartFields technology is being developed through a long-term agreement with Statoil and Shell.

•
New generation “building block” deepwater subsea production system designs that deliver unprecedented flexibility and cost savings through standardization. These systems include subsea trees, template/manifold systems and state-of-the-art control systems.

•
Tension Leg Platform (TLP)/Spar Dry Tree Systems provided by FMC Energy Systems are fast becoming the industry standard for advanced wellhead technology. Innovations that keep us at the forefront of technology in this area include the development of a deepwater riser load measurement system, adjustable mandrel hanger system and internal tieback connector.

•	Surface Wellsite Management combines FMC Energy Systems’ technology and expertise to help customers worldwide better manage surface wells and wellhead assets.

[PHOTO APPEARS HERE]

Energy Processing Systems

•
Flowline Asset Management tracks and maintains high-pressure flowline equipment used in oilfield service applications. FMC Energy Systems’ Web-based asset management solution identifies the equipment, tracks usage patterns and establishes inspection and repair intervals to ensure that the right products are shipped to the job site on time and in top working condition.

•
Boom-to-tanker LNG loading systems, developed in cooperation with 10 major, global energy companies. FMC Energy Systems enables the offloading of liquefied natural gas (LNG) from an offshore production vessel to a shuttle carrier.

[GRAPHIC APPEARS HERE]

FMC makes its initial investments in subsea systems—the platform for its growth in the late 1980s through the 1990s.

1990s

To meet oilfield customer needs for expanded systems capabilities, FMC acquires Kongsberg Offshore a.s., creating the world’s largest subsea engineering, procurement and construction company.

FMC purchases SOFEC Inc., a provider of turret mooring systems for Floating Production Storage and Offloading Systems.

With SOFEC and Kongsberg in its portfolio, FMC becomes the first energy equipment manufacturer to offer full field development capabilities.

[PHOTO APPEARS HERE]

[GRAPHIC APPEARS HERE]

To broaden its airline equipment offerings, FMC acquires Jetway Systems, world leader in passenger boarding bridges.

To bolster its offshore offerings, the company acquires National Oilwell’s ball valve business and uses it to develop a turnkey manifold business.

FMC acquires Smith Meter Inc., broadening its oilfield offerings.

To complement its citrus processing offerings, FMC enters the tomato processing business with the purchase of Fran Rica.

Opposite page:
FMC FoodTech provides citrus extractors such as these at Southern Gardens Citrus in Florida as well as associated control systems and software packages.

This page:
FMC FoodTech is focused on the industry’s food safety concerns with cooking, freezing and process control technologies.

FMC FOODTECH

FMC FoodTech is a market leader in the supply of technology solutions to the global food industry. Wherever food is processed, portioned, squeezed, cooked, sterilized, frozen, preserved and packaged, FMC FoodTech helps its customers respond to challenges by adding convenience, quality, safety and value throughout the food processing cycle.

2001 Business Review

Customers for FMC FoodTech’s equipment and services are the giants of the food processing industry. Because this business depends primarily on the capital expenditure patterns of the food processing industry, which increase or decrease in response to the strength of the economy, we experienced a slowdown last year. However, FMC FoodTech did make important inroads in a number of markets that should drive future growth by supplying leading technology solutions.

For example, our automated clean-in-place (CIP) system featuring the Uni-filler, a unique cleaning and sanitizing solution for food product and processing safety, is well established in Europe and has been gaining favor among food processors in the United States. We provide our CIP customers with complete solutions—integrated equipment and software packages with built-in controls that expedite and simplify the process.

In 2001, we implemented a strategic realignment and integration of our North American Frigoscandia Equipment and Stein/DSI businesses in response to the food processing business trend toward consolidation and globalization. This new organization is designed to better serve the growing needs of customers for equipment suppliers who add value by serving as partners and offering integrated solutions.

Technology Innovations

FMC FoodTech’s industry-leading technologies include the following:

•
Citrus Systems Infoport™ (Information Portal) provides one of the most advanced process control reporting systems in the industry. The portal provides citrus customers with instant access to plant production information and key performance indicators via the Internet with remote dial-in capability.

[PHOTO APPEARS HERE]

•
LINK™ Control System performs total systems diagnostics for managing fully cooked production lines for meat, seafood and poultry. Customers benefit with exceptional quality control through the ability to track a complete history of line performance and processing data such as recipes, product type, operator modifications, cooking time and temperature.

•
Flat Product, ADVANTEC™ and NAUTICA™ Impingement Freezing equipment offer exceptional freezing and chilling of food products such as meat, seafood, poultry and bakery products. Impingement technology, which yields superior mouthfeel and significantly enhances product quality, has been adopted by both McDonald’s and Burger King to increase the safety and quality of hamburgers.

•
LOG-TEC™ Process Management System is the leader in PC-based plant floor process controls to produce high-quality, low-cost sterilization for a wide range of shelf-stable foods. Products such as infant and toddler meals, tuna pouches, pet foods and convenience products in microwaveable containers are processed with this technology by market leaders such as ConAgra, Heinz, Nestle and Unilever.

[GRAPHIC APPEARS HERE]

FMC enters into an alliance with Shell to supply subsea systems for all of Shell’s Gulf of Mexico projects.

Overseas, FMC enters into an alliance with Statoil to supply subsea systems for all of Statoil’s subsea projects.

FMC sheds its lower technology food machinery businesses and acquires Frigoscandia Equipment, the world leader in freezing technology. Renamed FMC FoodTech, the company’s food machinery businesses offer customers a complete food processing solution.

[PHOTO APPEARS HERE]

[GRAPHIC APPEARS HERE]

To meet growing customer needs for deepwater capabilities, FMC invests internally in deepwater completion and production systems and purchases CBV, Brazil’s leading supplier of subsea systems.

2000s

FMC purchases the North American leader in food freezing technology, Northfield Freezing.

FMC enters into an alliance with Norsk Hydro to supply subsea systems for all of Norsk Hydro’s subsea projects.

Opposite page:
Deliveries to the U.S. Air Force of FMC Airport Systems’ Halvorsen loader, a lightweight, adaptable and rugged vehicle that is ideally suited for remote operations, are anticipated to increase in 2002 to approximately 100 units.

This page:
FMC Airport Systems is the world leader in ground support equipment for the commercial market, including push-back tractors such as the one pictured here.

FMC AIRPORT SYSTEMS

FMC Airport Systems is a leading supplier of proven technical solutions to airlines and airports worldwide. In more than 200 airports in 40 countries, we provide the standard for passenger boarding bridges, cargo loaders, deicers, push-back tractors and automated guided vehicles. We also provide a wide range of airport services.

2001 Business Review

While both sales and earnings for FMC Airport Systems increased last year compared to 2000, the events of September 11, 2001, severely impacted the outlook for this business segment. In response to the downturn in their businesses, airlines essentially froze all capital expenditures by the fourth quarter of last year.

Fortunately, in addition to our passenger airline customers, FMC Airport Systems has strong, ongoing relationships with the leading air freight transporters and package service companies including Federal Express and United Parcel Service. Our cargo loader business also was bolstered by the accelerated needs of the U.S. Air Force for the Halvorsen loader.

In 2001, FMC Airport Systems received orders from the Air Force for 122 Halvorsen loaders, for delivery in 2002 and 2003. This innovative loader, which can carry up to 25,000 pounds of cargo, is a lightweight vehicle that can be quickly reconfigured for shipment, driven into a variety of aircraft and flown to remote airfields that are close to battle. We anticipate delivering up to 100 Halvorsen loaders in 2002, compared to 19 units delivered in 2001.

Technology Innovations

The latest technology solutions initiated by FMC Airport Systems to provide value to its markets include the following:

•
The Halvorsen loader helps the Air Force service aircraft of widely varied types and sizes. The development of the Halvorsen loader began when the Air Force expressed the need for a new loader with both military and commercial capabilities. FMC Airport Systems’ design met or exceeded all readiness needs while giving the Air Force an opportunity to embrace commercial technology.

[PHOTO APPEARS HERE]

•
AirFirst® Aircraft Deicing System helps airlines and airports avoid the high cost and environmental dangers of deicing fluids by considerably reducing the need for them. The system produces major savings for airlines and provides significant environmental benefits.

•
FMC Airport Services Equipment Life Cycle Analysis aids airports and airlines in performing life cycle cost analysis on ground support and gate equipment. FMC Airport Systems offers the first Web-based technology to gather and analyze real-time or historical data.

•
Avista™ Airport Visibility System links simple, vehicle-mounted telemetry transmitters to PCs (on-site or anywhere via the Web), providing real-time and historical location and tracking of all ground support and gate equipment.

[GRAPHIC APPEARS HERE]

FMC announces plans to separate into two publicly traded entities — FMC Technologies, Inc., which will build upon the company’s machinery legacy, and FMC Corporation, which will become a chemical company.

FMC Technologies is awarded U.S. Air Force contract to provide next generation small loader, named the Halvorsen.

FMC Technologies is awarded a frame contract to supply subsea systems for BP’s Gulf of Mexico developments.

STRATEGIC OUTLOOK

Competitive Strengths

FMC Energy Systems
FMC Energy Systems offers an industry-leading mix of integrated systems, stand-alone products and engineering expertise designed to meet the technical,economic and life cycle demands of customers on six continents. By focusing on the development of new technology and total capabilities solutions, FMC Energy Systems offers customers added value across its energy product lines. FMC Energy Systems’ deepwater subsea expertise and experience positions us as the technology leader for the growing subsea area.

FMC FoodTech
Concentrating on the convenience food, fruit, vegetable and protein segments of the industry, FMC FoodTech designs, manufactures and services a comprehensive range of solutions to the world’s largest food processors and suppliers, fast-food chains and institutional and commercial restaurants. Our equipment processes approximately 75 percent of the citrus produced globally and freezes approximately 50 percent of the world’s commercially frozen foods. FMC FoodTech’s poultry processing solutions are used by industry leaders such as Tyson and Pilgrim’s Pride, and FMC FoodTech products sterilize a significant portion of the world’s canned foods.

FMC Airport Systems
As a single-source supplier to the air transportation industry, FMC Airport Systems leads the industry in providing value-added technologies such as loaders, deicers, boarding bridges and push-back tractors. Our knowledge base extends into airport planning, apron layout and gate operation, computerized controls and airport management systems. FMC Airport Systems is a global leader in providing products and services that significantly advance the operational efficiency of airports, airlines and air cargo companies.

[GRAPHIC APPEARS HERE]

FMC Technologies, Inc. begins trading on the New York Stock Exchange (Ticker symbol: FTI) on June 14, 2001.

Market Opportunities	Strategies for 2002

The trend of energy exploration into increasingly deeper offshore environments should emphasize the need for solutions based on innovative technologies and proven subsea expertise. Stringent industry requirements for both land-based and offshore operations continue to create opportunities for providers of cost-competitive, value-added products and services, such as FMC Energy Systems. The growing installed base of equipment and systems should provide increasing after-market service opportunities.

• Maintain our strong position with oil company customers by providing innovative technical solutions and establishing and maintaining long-term alliances.

• Maintain our technology and our focus on deepwater technology.

• Expand aftermarket services throughout our energy operations.

• Maintain our leadership position in FPSO, TLP/Spar and offshore platform markets,which provide numerous opportunities for several of our energy business units.

To maintain profitability, food processors are being pressured to become more efficient and lower costs. As a result, they are consolidating as well as seeking technologically sophisticated, integrated systems and services. These trends present potential opportunities for solutions providers, such as FMC FoodTech, who can maximize the efficiency of food processors’ operations while helping them maintain high standards of food safety.

• Drive our cost structure to the best-in-class in the industry so that we can achieve maximum leverage when the economy rebounds.

• Focus on becoming the premier global solutions provider to various segments of food processing industry by supplying technologically superior products and a strong knowledge base for our customers.

• Leverage our large installed base by providing extensive aftermarket services.

Significant consolidations and strategic alliances are reshaping the air transportation industry, causing it to seek broader solutions to support the efficient use of airplane fleets. Air freight companies and a number of airports are expected to expand their existing infrastructure and are seeking suppliers who can provide integrated systems and products that are technologically advanced, cost-efficient and supported by extensive service capabilities. The U.S. Air Force is accelerating its Halvorsen loader program and may have further needs for operations support equipment. This program also may be used by other U.S. and international government entities.

• Maintain our market leading positions in passenger boarding bridges and ground support equipment and systems while strengthening our position as a provider of integrated solutions.

• Expand our global reach by leveraging our installed base and customer relationships.
• Grow our service business by providing maintenance and support services directly to airports and airlines.
• Explore opportunities for expanding our participation in military markets for all of our equipment.

[GRAPHIC APPEARS HERE]

On December 31, 2001, FMC and FMC Technologies completely separate.

FINANCIAL REVIEW

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward-Looking Information

Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995: FMC Technologies, Inc. (“FMC Technologies” or the “Company”) and its representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in the Annual Report, the Company’s other filings with the Securities and Exchange Commission or in communications to its stockholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the risk factors listed below.

In some cases, the Company has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for the Company based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In connection with the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

Among the factors that could have an impact on the Company’s ability to achieve operating results and growth plan goals are:

•	Significant price competition;

•
The impact of unforeseen economic and political changes in the international markets where the Company competes, including currency exchange rates, war, terrorist attacks and activities, civil unrest, inflation rates, recessions, trade restrictions, foreign ownership restrictions and economic embargoes imposed by the United States or any of the foreign countries in which the Company does business; changes in governmental laws and regulations and the level of enforcement of these laws and regulations; other governmental actions; and other external factors over which the Company has no control;

•	The impact of significant changes in interest rates or taxation rates;

•	Increases in raw material prices compared with historical levels, or shortages of raw materials;

•	Inherent risks in the marketplace associated with new product introductions and technologies;

•	Changes in capital spending by customers or consolidation of customers in the petroleum exploration, commercial food processing and airline industries;

•	Risks associated with developing new manufacturing processes;

•	Fluctuations in the price of crude oil or natural gas;

•	The impact of freight transportation delays beyond the control of the Company;

•
The ability of the Company to integrate, operate and manage possible future acquisitions or joint ventures into our existing operations; for example, the Company owns 37.5% of its MODEC joint venture, cannot control the actions of its joint venture partner and has only limited rights in controlling the actions the joint venture;

•	Conditions affecting domestic and international capital markets;

•
Risks derived from unforeseen developments in industries served by the Company, such as political or economic changes in the energy industries, and other external factors over which the Company has no control;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

•	Risks associated with litigation, including the possibility that current reserves relating to the Company’s ongoing litigation may prove inadequate;

•	The effect of the cumulative loss of several major contracts or losses from fixed price contracts;

•	The loss of key management or other personnel;

•	Developments in technology developed by competitors; and

•	Environmental and asbestos related liabilities that may arise in the future that exceed the Company’s current reserves.

The Company wishes to caution that the foregoing list of important factors may not be all-inclusive and specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

With respect to forward-looking statements set forth in the notes to consolidated financial statements, including those relating to contingent liabilities and legal proceedings, as well as the Company’s 2001 Annual Report on Form 10-K, some of the factors that could affect the ultimate disposition of those contingencies are changes in applicable laws, the development of facts in individual cases, settlement opportunities and the actions of plaintiffs, judges and juries.

The following information should be read in conjunction with the consolidated financial statements of FMC Technologies, Inc. and consolidated subsidiaries and notes thereto, appearing elsewhere in this report.

Overview

FMC Technologies, Inc. designs, manufactures and services technologically sophisticated systems and products for its customers through its Energy Production Systems, Energy Processing Systems, FoodTech and Airport Systems business segments. Energy Production Systems is a supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. Energy Processing Systems is a provider of specialized systems and products to customers involved in the production, transportation and processing of crude oil, natural gas and refined petroleum-based products. FoodTech is a supplier of technologically sophisticated food handling and processing systems and products to industrial food processing companies. Airport Systems provides technologically advanced equipment and services for airlines, airports, air freight companies and the U.S. military.

Our Separation from FMC Corporation

On October 31, 2000, FMC Corporation announced its intention to reorganize its Energy Systems and Food and Transportation Systems businesses as a new company, FMC Technologies, Inc.

FMC Technologies, Inc. was incorporated in Delaware on November 13, 2000, and was a wholly owned subsidiary of FMC Corporation until its initial public offering on June 14, 2001, when it sold 17.0% of its common stock.

Through May 31, 2001, FMC Corporation operated the businesses of FMC Technologies as internal units of FMC Corporation through various divisions and subsidiaries, or through investments in unconsolidated affiliates. As of June 1, 2001, FMC Corporation contributed to FMC Technologies substantially all of the assets and liabilities of, and its interests in, the businesses that compose FMC Technologies, Inc. and consolidated subsidiaries with the remainder transferred shortly thereafter (the “Separation”). Our financial statements were carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses. For periods prior to June 1, 2001, the financial information we present may not necessarily be indicative of what our financial position, operating results or cash flows would have been had we been a separate, stand-alone entity during the periods presented.

Subsequent to the initial public offering, FMC Corporation owned 83.0% of our outstanding common stock. On December 31, 2001, FMC Corporation distributed its remaining 83.0% ownership of FMC Technologies’ common stock to FMC Corporation shareholders in the form of a dividend. Each FMC Corporation shareholder of record as of December 12, 2001, received 1.719721318 shares of FMC Technologies’ common stock for each share of FMC Corporation common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Consolidated Results of Operations

2001 Compared with 2000

Our pre-tax profit for the year ended December 31, 2001, before significant non-recurring items was $80.3 million ($58.6 million after tax), compared with profit before non-recurring items for the year ended December 31, 2000, of $101.9 million before tax ($74.8 million after tax). The decrease of $21.6 million in 2001 was primarily attributable to a reduction in segment operating profit and higher interest expense. Significant non-recurring items in 2001 consisted of impairment and restructuring and other charges of $16.8 million ($10.4 million after tax), income tax provisions of $8.9 million related to the repatriation of offshore earnings and the reorganization of FMC Technologies’ worldwide entities as part of our separation from FMC Corporation and the cumulative effect of a change in accounting principle of $7.6 million ($4.7 million after tax).

Our total revenue for the year ended December 31, 2001, increased $52.7 million, or 2.8%, to $1,927.9 million, compared to $1,875.2 million for the year ended December 31, 2000. Increased revenue in Energy Production Systems, Airport Systems and Energy Processing Systems was partially offset by a decrease in FoodTech revenue.

Total segment operating profit decreased $11.8 million, or 8.3%, to $129.6 million in 2001 from $141.4 million in 2000, primarily attributable to FoodTech’s results in 2001, as global economic weakness caused FoodTech customers to reduce capital expenditures.

Net income in 2001 decreased $33.2 million, or 48.9%, to $34.7 million, compared to $67.9 million in 2000. Lower net income in 2001 is attributable to a reduction in segment operating profit, tax provisions related to the repatriation of offshore earnings and the reorganization of FMC Technologies’ worldwide entities as part of our separation from FMC Corporation, the cumulative effect of a change in accounting principle, an increase in interest expense and higher restructuring and other charges when compared with 2000.

2000 Compared with 1999

Our pre-tax profit for the year ended December 31, 2000, before significant non-recurring items was $101.9 million ($74.8 million after tax), compared with profit before non-recurring items for the year ended December 31, 1999, of $119.6 million before tax ($82.4 million after tax). Significant non-recurring items in 2000 consisted of impairment and restructuring and other charges of $11.3 million ($6.9 million after tax). Significant non-recurring items in 1999 consisted of impairment and restructuring and other charges of $9.6 million ($5.9 million after tax) and a charge related to discontinued operations of $9.0 million ($5.5 million after tax).

Our total revenue for the year ended December 31, 2000, decreased $77.9 million, or 4.0%, to $1,875.2 million, compared to $1,953.1 million for the year ended December 31, 1999. Lower revenue in the Energy Production Systems and Airport Systems businesses was partially offset by increased revenue from FoodTech and Energy Processing Systems.

Total segment operating profit decreased $19.9 million, or 12.3%, to $141.4 million in 2000 from $161.3 million in 1999, primarily attributable to lower volumes in the Energy Production Systems business, along with increased research and development spending for subsea market initiatives.

Net income in 2000 decreased $3.1 million, or 4.4%, to $67.9 million, compared to $71.0 million in 1999.

Operating Results of Business Segments

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, asset impairments and restructuring and other charges (See Note 5 to our consolidated financial statements), last-in, first-out (“LIFO”) inventory adjustments and other expense, net.

The following table summarizes our operating results for the years ended December 31, 2001, 2000 and 1999:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

	Year Ended December 31
	2001	2000	1999
(In millions)
Revenue
Energy Production Systems	$725.9	$667.9	$785.2
Energy Processing Systems	400.0	370.7	348.5
Intercompany eliminations	(0.6)	(1.3)	(4.3)

Subtotal Energy Systems	1,125.3	1,037.3	1,129.4
FoodTech	512.9	573.3	537.3
Airport Systems	299.8	267.2	290.9
Intercompany eliminations	(10.1)	(2.6)	(4.5)

Total Revenue	$1,927.9	$1,875.2	$1,953.1

Segment Operating Profit
Energy Production Systems	$41.1	$45.5	$64.8
Energy Processing Systems	30.8	26.9	32.3

Subtotal Energy Systems	71.9	72.4	97.1
FoodTech	39.6	53.8	50.3
Airport Systems	18.1	15.2	13.9

Total Segment Operating Profit	129.6	141.4	161.3
Corporate expenses	(33.8)	(33.7)	(35.3)
Other expense, net	(4.4)	(1.5)	(6.9)

Operating profit before asset impairments, restructuring and other charges, net interest income (expense), income taxes and the cumulative effect of a change in accounting principle	91.4	106.2	119.1
Asset impairments	(1.3)	(1.5)	(6.0)
Restructuring and other charges	(15.5)	(9.8)	(3.6)
Net interest income (expense)	(11.1)	(4.3)	0.5

Income from continuing operations before income taxes and the cumulative effect of a change in accounting principle	63.5	90.6	110.0
Provision for income taxes	24.1	22.7	33.5

Income from continuing operations before the cumulative effect of a change in accounting principle	39.4	67.9	76.5
Discontinued operations, net of income taxes	—	—	(5.5)

Income before the cumulative effect of a change in accounting principle	39.4	67.9	71.0
Cumulative effect of a change in accounting principle, net of income taxes	(4.7)	—	—

Net Income	$34.7	$67.9	$71.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Energy Production Systems

2001 Compared with 2000

Energy Production Systems’ revenue in 2001 increased $58.0 million, or 8.7%, to $725.9 million from $667.9 million in 2000. Higher sales of land and offshore wellhead equipment and subsea systems were driven by an increase in exploration and production activity by oil and gas companies due to higher crude oil and natural gas prices and customers’ decisions to shift a higher percentage of exploration and production spending to offshore projects. These increases were partially offset by a decrease in sales of floating production equipment attributable to project delays by customers.

Energy Production Systems’ operating profit in 2001 decreased $4.4 million, or 9.7%, to $41.1 million from $45.5 million in 2000. Increased operating profit from higher sales volumes of land and offshore equipment were offset by reduced profitability from the subsea and floating production businesses and by the effect of adverse changes in sales mix, including the winding down of deliveries of floating production equipment in 2001 for the Petro-Canada Terra Nova project.

2000 Compared with 1999

Energy Production Systems’ revenue in 2000 decreased $117.3 million, or 14.9%, to $667.9 million from $785.2 million in 1999. Lower revenue in 2000 reflected continued delays by oil and gas companies in awarding new contracts for large subsea projects. The delays were attributable in part to restructuring and merger activity in the oil and gas industry and to delays experienced by oil and gas companies in obtaining required government approvals for subsea projects located offshore West Africa. Higher sales of surface wellhead equipment in 2000 partly offset the lower subsea revenue.

Energy Production Systems’ operating profit in 2000 decreased $19.3 million, or 29.8%, to $45.5 million from $64.8 million in 1999. Operating profit in 2000 declined as a result of lower volumes of subsea and floating production systems, primarily as a result of delays in the awarding of new contracts by oil and gas companies. Lower operating profit in 2000 also reflected a $9.5 million increase in research and development expense for subsea market initiatives.

Outlook for 2002

Recent surveys of oil companies predict that overall exploration and production spending will decline slightly in 2002, but spending will increase for international and offshore deepwater projects. We anticipate that 2002 revenues will grow significantly, driven by our BP, Norsk Hydro and Shell alliances and the increase in backlog for our subsea, floating production and surface systems businesses. Margins in 2002 are expected to be similar to 2001, with margin growth restrained by the engineering work associated with the initial phases of large subsea projects.

Energy Processing Systems

2001 Compared with 2000

Energy Processing Systems’ revenue in 2001 increased $29.3 million, or 7.9%, to $400.0 million from $370.7 million in 2000. Increased sales of fluid control equipment, and to a lesser extent, loading systems and measurement solutions, were partially offset by lower sales of blending and transfer equipment. The increase in revenue relating to fluid control equipment reflected higher volumes to the oilfield service company market and the positive effect of improved pricing. Shipments of marine loading arms contributed to the revenue increase while lower sales of blending and transfer equipment reflected continued delays in orders for bulk conveying systems.

Energy Processing Systems’ operating profit in 2001 increased $3.9 million, or 14.5%, to $30.8 million from $26.9 million in 2000. Higher volumes for fluid control equipment and increased demand for loading systems contributed to improved operating profitability. Improved performance in 2001 was partly offset by project delays and market weakness in our blending and transfer equipment business. Margins in the measurement solutions business improved as a result of ongoing restructuring activity. However, a reduced level of investment in pipeline and terminal infrastructure by our customers has resulted in continued weakness in measurement markets.

2000 Compared with 1999

Energy Processing Systems’ revenue in 2000 increased $22.2 million, or 6.4%, to $370.7 million from $348.5 million in 1999. Increased revenue in 2000 was primarily the result of higher sales of fluid control equipment, reflecting the impact of the higher crude oil and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

natural gas prices on oilfield service company demand for these products. This increase was partially offset by a reduction in sales of loading systems resulting from delays in liquefied natural gas projects and upgrades to loading terminals.

Energy Processing Systems’ operating profit in 2000 decreased $5.4 million, or 16.7%, to $26.9 million from $32.3 million in 1999. Operating profit in 2000 and 1999 included pre-tax gains of $0.5 million and $4.6 million, respectively, from the sale of assets. Excluding these gains, Energy Processing Systems’ operating profit declined $1.3 million, or 4.7%, to $26.4 million in 2000 from $27.7 million in 1999. Decreased profit related primarily to the measurement business as a result of higher costs and the effect of competitive pressures. In addition, the blending and transfer equipment business reported lower margins reflecting a less favorable product mix. Partially offsetting these reductions was increased profitability from higher volumes in the fluid control business.

Outlook for 2002

When compared with 2001, management is projecting comparable revenues in 2002, and some increased profitability, reflecting the benefit of cost reduction activities implemented in 2001. Based on the volume of orders received in late 2001 for delivery in 2002, demand remains strong for all products in this business segment with the exception of fluid control flowline equipment and blending and transfer bulk conveying systems.

FoodTech

2001 Compared wth 2000

FoodTech’s revenue in 2001 decreased $60.4 million, or 10.5%, to $512.9 million, compared to $573.3 million in 2000. Lower revenue in 2001 was primarily the result of decreased sales of tomato processing and food sterilization equipment, reflecting the impact of global economic weakness. This weakness led customers to reduce capital expenditures and particularly affected the sales of freezing, harvesting and poultry processing equipment. Additional sales of food handling equipment, as a result of the acquisition of Allen Machinery in late 2000, partially offset the decrease in revenue.

Operating profit for FoodTech decreased $14.2 million in 2001, or 26.4%, to $39.6 million from $53.8 million in 2000. The decrease in profitability is primarily the result of lower volumes and operating profit for tomato processing and food sterilization equipment and freezing systems. Cost savings from the restructuring of various food processing businesses somewhat offset the reduction in FoodTech’s operating profit caused by decreased revenue.

2000 Compared with 1999

FoodTech’s revenue in 2000 increased by $36.0 million, or 6.7%, to $573.3 million, compared to $537.3 million in 1999. The acquisition of Northfield Freezing Equipment in February 2000 added $38.5 million of revenue in 2000. In addition, revenue growth was attributable to aftermarket services and higher volumes of tomato and fruit processing equipment, particularly to customers in Asia. These increases were partially offset by a decrease in sales of agricultural machinery and poultry processing equipment.

Operating profit for FoodTech increased $3.5 million in 2000, or 7.0%, to $53.8 million from $50.3 million in 1999. The increase in operating profit in 2000 was due primarily to cost reductions from prior restructuring activities. This increase was partially offset by reduced profits from lower sales of poultry processing equipment and lower margins on freezers, the latter being the result of an increase in competitive pressure in response to industry consolidation in the freezer market.

Outlook for 2002

The slowing U.S. and global economies caused many food processors to postpone capital spending plans; consequently, management is not forecasting revenue growth for 2002. However, we do expect improved operating profitability as a result of the impact of business restructuring activities in prior periods.

Airport Systems

2001 Compared with 2000

Airport Systems’ revenue in 2001 increased $32.6 million, or 12.2%, to $299.8 million from $267.2 million in 2000. When compared with 2000, increased revenue in 2001 was primarily attributable to sales of the Halvorsen loader to the U.S. Air Force, increased sales of loaders to air freight companies and higher sales of ground support equipment to European locations. These increases were partially offset by lower sales of Jetway® passenger boarding bridges and reduced capital expenditures by commercial airlines, the latter attributable to cancellations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

or delays of orders for ground support equipment after September 11, 2001.

Operating profit for Airport Systems increased $2.9 million, or 19.1%, to $18.1 million from $15.2 million in 2000. The increase was primarily attributable to revenue from sales of Halvorsen loaders and, to a lesser extent, the increase in sales of loaders to air freight companies, partially offset by lower volumes and margins in the Jetway® business.

During the fourth quarter of 2001, Airport Systems’ sales and operating profit declined when compared with the fourth quarter of 2000. Weaker volumes of ground support equipment reflected a reduction in capital expenditures by airline customers following the events of September 11, 2001, while lower sales of Jetway® passenger boarding bridges was attributable to economic weakness in the fourth quarter of 2001. These declines were somewhat offset by revenue and incremental operating profit from sales of Halvorsen loaders to the U.S. Air Force.

2000 Compared with 1999

Airport Systems’ revenue in 2000 decreased $23.7 million, or 8.1%, to $267.2 million from $290.0 million in 1999. Revenue decreased in 2000 due to lower sales of domestic loaders and decreased sales of loaders in Europe and the Middle East. The reduced loader sales resulted from airlines restricting capital purchases in response to higher operating costs, primarily driven by higher fuel costs in 2000. The reduction in revenue was partly offset by an increase in sales of Jetway® passenger boarding bridges.

Operating profit for Airport Systems increased $1.3 million, or 9.4%, to $15.2 million from $13.9 million in 1999. The increase was primarily attributable to higher sales volumes of our Jetway® passenger boarding bridges and the effect of a cost overrun that occurred in 1999 associated with an international Jetway® project. The higher operating profit was partly offset by lower profits on ground support equipment driven by lower sales volumes and changes in customer mix.

Outlook for 2002

Recessionary segments of the U.S. and global economies and lower airline travel after September 11, 2001, are expected to continue to negatively affect Airport Systems in the near term, but heightened activity in the Halvorsen loader program and continued sales to air freight customers should provide a partial positive offset for this business. In 2002, we expect to deliver up to 100 Halvorsen loaders compared with deliveries of 19 loaders in 2001. The cost structure at Airport Systems is lower due to actions we took in response to the events of September 11.

Order Backlog

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

	Order Backlog
	December 31
	2001	2000
(In millions)
Energy Production Systems	$570.9	$331.4
Energy Processing Systems	105.0	93.7

Subtotal Energy Systems	675.9	425.1
FoodTech	121.4	88.6
Airport Systems	163.4	130.6

Total	$960.7	$644.3

When compared with December 31, 2000, Energy Production Systems’ order backlog increased significantly, primarily as a result of a stronger subsea market. Subsea orders received during 2001 for future delivery included Kerr McGee in the Gulf of Mexico, TotalFinaElf and ExxonMobil offshore West Africa; Norsk Hydro in the North Sea; and Petrobras in Latin America. Inbound orders were also substantial for floating production systems, including orders from ExxonMobil, Enterprise Oil and Petrobras.

Energy Processing Systems’ order backlog increased relative to December 2000, primarily as a result of increased orders for loading systems, fluid control equipment, and measurement solutions, partially offset by a decrease in backlog in the blending and transfer business.

FoodTech’s order backlog increased when compared with December 31, 2000, primarily as a result of orders for freezing systems in the U.S. and Asia and, to a lesser extent, orders for poultry processing equipment.

When compared with December 31, 2000, Airport Systems’ order backlog increased, primarily as a result of orders for Halvorsen loaders from the U.S. Air Force and, to a lesser extent, multi-year orders for Jetway® passenger boarding bridges. Partially offsetting this increase in backlog was a substantial reduction in orders for ground support equipment from commercial airlines subsequent to September 11, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Costs and Expenses

Asset Impairments and Restructuring and Other Charges

In 2001, we recorded asset impairment and restructuring charges totaling $16.8 million ($10.4 million after tax). In 2000, we recorded asset impairment and restructuring and other charges totaling $11.3 million ($6.9 million after tax). In 1999, we recorded asset impairment and restructuring and other charges totaling $9.6 million ($5.9 million after tax). See Note 5 to our December 31, 2001, consolidated financial statements for a discussion of the components of and spending related to these charges, as well as disclosures of reserve balances and the nature and timing of restructuring programs not yet completed at December 31, 2001.

Corporate Expenses

Corporate expenses increased slightly in 2001 to $33.8 million from $33.7 million in 2000. In 2000, corporate expenses decreased $1.6 million, or 4.5%, to $33.7 million from $35.3 million in 1999, due to cost reduction efforts.

In 2001, corporate expenses reflected the sharing of corporate staff costs between FMC Corporation and FMC Technologies as part of the Separation and Distribution Agreement (“SDA”). With our spin-off from FMC Corporation complete, we expect our corporate expenses to be lower in 2002.

Other Expense, Net

Other expense, net, comprises primarily LIFO inventory adjustments, expenses related to pension and other postretirement employee benefits, and foreign currency related income or expense. In 2001, it also included noncash compensation expense related to the replacement of FMC Corporation restricted stock with FMC Technologies restricted stock at the time of the initial public offering.

For the years ended December 31, 2001 and 2000, other expense, net, amounted to $4.4 million and $1.5 million, respectively. Higher expense in 2001 was primarily a result of an increase in noncash pension and restricted stock related expense, partially offset by an increase in foreign currency gains. During 2001, the incremental noncash expense related to restricted stock was $4.2 million.

Other expense, net, decreased from $6.9 million in 1999 to $1.5 million in 2000, primarily reflecting lower pension and other postretirement benefit expense, which decreased from $8.7 million in 1999 to $5.2 million as a result of an increase in the discount rate used to calculate pension expense for 2000.

Net Interest Income (Expense)

Net interest income (expense) is associated with cash balances and third-party debt in our operating companies. Because FMC Corporation funded most of its businesses centrally, the third-party debt and cash balances that were reported by FMC Technologies prior to June 2001 were not necessarily representative of what the actual debt or cash balances would have been had FMC Technologies been a separate, stand-alone entity.

Net interest expense for 2001 and 2000 was $11.1 million and $4.3 million, respectively. The $6.8 million increase in net interest expense in 2001 was primarily associated with debt we obtained in 2001 as we established our stand-alone capital structure in preparation for our separation from FMC Corporation.

In 2000, we had net interest expense of $4.3 million compared with net interest income of $0.5 million in 1999. The increase in net interest expense in 2000 was primarily the result of a reduction in short-term marketable securities of foreign subsidiaries.

Income Tax Expense

Income tax expense for the year ended December 31, 2001, was $24.1 million on income before taxes and the cumulative effect of a change in accounting principle of $63.5 million. Excluding the effects of restructuring and impairment charges, the charges for income taxes associated with future repatriation of offshore earnings and the reorganization of FMC Technologies’ worldwide entities in anticipation of our separation from FMC Corporation and the cumulative effect of a change in accounting principle, income tax expense for the year ended December 31, 2001, was $21.7 million on adjusted pre-tax earnings of $80.3 million, resulting in an effective tax rate of 27%.

        Income tax expense for the year ended December 31, 2000, was $22.7 million on pre-tax income of $90.6 million. Excluding the effects of restructuring and impairment charges, income tax expense for the year ended December 31, 2000, was $27.1 million on adjusted pre-tax earnings of $101.9 million, resulting in an effective tax rate of 27%. Income tax expense for the year ended December 31, 1999, was $33.5 million, resulting in an effective tax rate of 30%. A greater benefit from lower

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

foreign tax rates in 2000 accounted for the overall decreased effective rate compared with 1999.

The differences between the effective tax rates for these periods and the statutory U.S. Federal income tax rate relate primarily to differing foreign tax rates, taxes on intercompany dividends and deemed dividends for tax purposes, qualifying foreign trade income (in 2001), foreign sales corporation benefits (in 2000 and 1999), incremental state taxes and non-deductible goodwill amortization and expenses.

Management estimates that the effective tax rate for 2002 will be 29%, resulting from an increase in domestic income when compared with 2001.

Cumulative Effect of a Change in Accounting Principle

On January 1, 2001, we implemented, on a prospective basis, Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, resulting in a loss from the cumulative effect of a change in accounting principle of $4.7 million, net of an income tax benefit of $2.9 million. See Note 3 to our December 31, 2001, consolidated financial statements.

Results of Discontinued Operations

In 1999, we recorded a provision for discontinued operations of $9.0 million ($5.5 million after tax) to increase our actuarially determined product liability reserves associated with discontinued businesses. See Note 10 to our December 31, 2001, consolidated financial statements for further information regarding this provision, our discontinued operations reserves and related product liability claims.

Liquidity and Capital Resources

We had cash and cash equivalents at December 31, 2001 and 2000, of $28.0 million and $17.8 million, respectively.

Cash provided by operating activities of continuing operations was $76.3 million and $8.0 million for the years ended December 31, 2001 and 2000, respectively. We generated cash from operating activities of continuing operations of $152.7 million in 1999.

At December 31, 2001, operating working capital was $147.9 million, a decrease of $41.1 million when compared with operating working capital of $189.0 at December 31, 2000. Operating working capital excludes cash and cash equivalents, amounts due from FMC Corporation, short-term debt, the current portion of long-term debt, income tax balances and the effect of the sale of accounts receivable. Our operating working capital balances vary significantly depending on the payment terms and timing of delivery on key contracts. During 2001, operating working capital decreased due primarily to an increase in advance payments received from Energy Processing Systems’ and Airport Systems’ customers.

As part of FMC Corporation, we participated in a financing facility under which accounts receivable were sold without recourse through FMC Corporation’s wholly owned, bankruptcy remote subsidiary. This resulted in a reduction in accounts receivable of $38.0 million on our consolidated balance sheet at December 31, 2000. During the year ended December 31, 2001, we ceased our participation in this program, the net effect of which was an increase in accounts receivable of $38.0 million and a corresponding increase in debt.

Cash required by investing activities was $64.4 million in 2001, while cash provided by investing activities was $63.4 million in 2000. Cash required by investing activities was $6.5 million in 1999. Cash outflows in 2001 included increased capital expenditures relating to facility expansions in Houston and Brazil to support increased subsea volumes in the Energy Production Systems business.

Cash inflows in 2000 included the redemption of preferred stock of $128.7 million, including dividends accrued thereon of $1.2 million. The preferred stock was received in conjunction with the 1998 divestiture of a business. In addition, in 2000, we acquired Northfield Freezing Equipment for $39.8 million in cash and the assumption of liabilities. We routinely evaluate potential acquisitions, divestitures and joint ventures in the ordinary course of business.

During 2000 and 1999, we entered into agreements for the sale and leaseback of equipment. We received net proceeds of $22.5 million and $52.1 million on equipment with carrying values of $13.7 million and $29.1 million in 2000 and 1999, respectively. Non-amortizing deferred credits were recorded in conjunction with the sale transactions. These credits totaled $27.4 million and $31.8 million at December 31, 2001 and 2000, respectively, and are included in other long-term liabilities. The decrease in non-amortizing deferred credits in 2001 resulted from the transfer of certain assets and liabilities to FMC Corporation. See Note 16 to our December 31,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

2001, consolidated financial statements for additional information about transactions with FMC Corporation.

Proceeds from the issuance of common stock in conjunction with our initial public offering were $207.2 million, and we retained $8.0 million to cover expenses related to the offering. Net proceeds of $199.2 million were distributed to FMC Corporation.

On June 4, 2001, we borrowed $280.9 million, which we distributed to FMC Corporation. As a part of FMC Corporation, we previously had access to funds available under FMC Corporation’s revolving credit and other debt facilities, which remained with FMC Corporation after the Separation.

Total borrowings were $273.0 million and $41.1 million at December 31, 2001 and 2000, respectively. As part of FMC Corporation, our businesses were centrally funded; therefore, third-party debt and cash prior to the Separation were not necessarily representative of what our actual debt balances would have been had we been a separate, stand-alone entity.

The following is a summary of our committed credit facilities at December 31, 2001, amount of debt outstanding under committed credit facilities, amount of unused capacity and maturity dates:

(In millions) Description	Commitment Amount	Debt Outstanding at December 31, 2001	Unused Capacity at December 31, 2001	Maturity Date

Five-year revolving credit facility	$250.0	$194.0	$56.0	April 2006
364-day revolving credit facilities	175.0	13.9	161.1	April 2002

	$425.0	$207.9	$217.1

Our uncommitted credit includes three domestic credit facilities totaling $35.0 million, maturing on April 25, 2002, and smaller uncommitted credit lines for many of our international subsidiaries. Borrowings under uncommitted facilities totaled $42.2 million and $14.2 million at December 31, 2001 and 2000, respectively.

We also have an uncommitted credit agreement with MODEC International LLC (“MODEC”), a 37.5%-owned joint venture, at interest rates based on our domestic short-term committed credit facilities’ interest rate, which was 2.9% in 2001 and 7.2% in 2000. Under terms of the agreement, MODEC deposits its excess cash with the Company. At December 31, 2001 and 2000, borrowings from MODEC amounted to $22.7 million and $26.9 million, respectively, and were included in short-term debt on the Company’s consolidated balance sheets.

As defined in the SDA, FMC Technologies’ debt (including short-term debt, long-term debt and the current portion of long-term debt), net of cash and cash equivalents (“Net Debt”) will be the same as if it had been operating independently since January 1, 2001, with initial Net Debt of $300.5 million after repurchasing $38.0 million of accounts receivable previously sold in connection with FMC Corporation’s accounts receivable financing program.

The following is a reconciliation of pro forma Net Debt at January 1, 2001, to actual Net Debt at December 31, 2001:

(In millions)
Pro forma Net Debt, January 1, 2001	$300.5
Less:
Income from continuing operations before the cumulative effect of a change in accounting principle	39.4
Depreciation and amortization and other noncash charges	88.7
Cash required by other operating activities of continuing operations	(13.8)
Changes in other assets and liabilities	12.9

Pro forma cash provided by operating activities of continuing operations, year ended December 31, 2001	127.2

Subtotal	173.3
Add:
Cash required by discontinued activities	7.3
Cash required by investing activities	64.4

Actual Net Debt at December 31, 2001	$245.0

We expect to meet our operating needs, fund capital expenditures and potential acquisitions and meet debt service requirements through cash generated from operations and the credit facilities discussed above.

Capital spending is forecast to be approximately $55 to $60 million for 2002, compared with $67.6 million in 2001.

The Tax Sharing Agreement we have with FMC Corporation places certain restrictions upon FMC Technologies regarding the sale of assets, the sale or issuance of additional securities (including securities

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

convertible into stock) or the entry into some types of corporate transactions during a restriction period that continues for 30 months after the Distribution.

The following is a summary of our contractual obligations and commercial commitments at December 31, 2001:

		Payments Due by Period
(In millions) Contractual Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-term debt(1)	$194.2	$0.1	$—	$194.1	$—
Short-term debt(2)	78.8	78.8	—	—	—
Operating leases	92.2	18.4	32.8	18.2	22.8
Sale leaseback obligations(3)	21.1	7.2	13.9	—	—

Total Contractual
Cash Obligations	$386.3	$104.5	$46.7	$212.3	$22.8

(1)
Our available long-term debt is dependent upon our compliance with debt covenants, including negative covenants related to liens, and financial covenants related to consolidated tangible net worth, debt to earnings and interest coverage ratios. The Company is in compliance with all covenants at December 31, 2001; however, any violation of debt covenants, event of default, or change in our credit rating could have a material impact on our ability to maintain our committed financing arrangements.

(2)
Upon maturity of our short-term debt agreements, it is management’s intention to negotiate new short-term facilities with terms similar to our current facilities. No assurances can be given that the Company will be able to negotiate new facilities or that such facilities will be on terms acceptable to the Company. In the event that new short-term facilities are not available, we believe that cash generated from operations and available credit under our long-term facility will be adequate to meet our anticipated short-term and long-term liquidity requirements, including capital expenditures and scheduled debt repayments.

(3)
Under the terms of our sale leaseback agreement, we have an option to renew the obligation at the end of the contract period in 2004. If we elect not to renew the lease agreement, the contract provides us with other options to satisfy the obligation to the lessor, amounting to approximately $51 million. We may choose to either: (a) repurchase the equipment; (b) sell the equipment and remit the proceeds to the lessor; or (c) deliver the equipment to the lessor. Defaults under the covenants of our long-term debt agreement trigger an event of default under the sale leaseback obligation. Any such default may lead to acceleration of the payment commitment.

		Amount of Commitment Expiration Per Period
(In millions) Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Letters of credit	$49.7	$37.3	$12.4	$—	$—
Third party guarantees	10.2	3.9	0.6	5.7	—
Other bank guarantees	20.9	12.5	1.8	2.4	4.2

Total Commercial
Commitments	$80.8	$53.7	$14.8	$8.1	$4.2

        As collateral for our performance on sales contracts or as part of our agreements with insurance companies, we are contingently liable under letters of credit and other guarantees in the amount of $80.8 million at December 31, 2001. In order to obtain these letters of credit and other guarantees, we pay fees to various financial institutions in amounts competitively determined in the marketplace. The ability of the Company to generate revenue from construction-type contracts is dependent upon our ability to obtain these off-balance sheet financial instruments.

At December 31, 2001, FMC Corporation’s contingent obligations amounted to approximately $298.0 million, and consisted primarily of parent company guarantees for FMC Technologies’ performance on sales contracts. Subsequent to December 31, 2001, the amount of these guarantees was reduced to approximately $175.0 million. The Company does not expect FMC Corporation to be required to perform under any of these guarantees. Under the SDA, FMC Corporation and FMC Technologies each indemnify the other party from all liabilities arising from their respective businesses or contracts, as well as from liabilities arising from the breach of the SDA.

These off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, the Company’s commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that will have a negative impact on our key financial ratios or our ability to obtain financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Derivative Financial Instruments and Market Risk

We are subject to financial market risks, including fluctuations in currency exchange rates and interest rates. In managing our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments for trading purposes. At December 31, 2001, our derivative holdings consisted of foreign currency forward contracts and interest rate swap contracts. At December 31, 2000, our derivative holdings consisted of foreign currency forward contracts.

When we sell or purchase products or services, transactions are frequently denominated in currencies other than the particular operation’s functional currency. We mitigate our exposure to variability in currency exchange rates when possible through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. Additionally, we initiate hedging activities, generally by entering into foreign exchange forward contracts with third parties, when natural hedges are not available. The maturity dates and currencies of the exchange contracts that provide hedge coverage are synchronized with those of the underlying purchase or sales commitments, and the amount of hedge coverage related to each underlying transaction does not exceed the amount of the underlying purchase or sales commitment.

To monitor our currency exchange rate risks, we use a sensitivity analysis, which measures the impact on earnings of an immediate 10% depreciation or appreciation in the foreign currencies to which we have exposure. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Based on the sensitivity analysis at December 31, 2001, such a fluctuation in currency exchange rates in the near term would not materially affect our consolidated operating results, financial position or cash flows. We believe that our hedging activities have been effective in reducing our risks related to historical currency exchange rate fluctuations.

As of December 31, 2001, we held foreign exchange forward contracts with notional amounts of $299.9 million in which foreign currencies (primarily Norwegian krone, Singapore dollar, euro and British pound) were purchased and $231.5 million in which foreign currencies (primarily Norwegian krone, euro, Japanese yen, Swed-ish krona and Singapore dollar) were sold. As of December 31, 2000, we held foreign exchange forward contracts with notional amounts of $417.8 million in which foreign currencies (primarily Norwegian krone, Singapore dollar and British pound) were purchased, and $335.7 million in which foreign currencies (primarily Norwegian krone, Swedish krona, Singapore dollar and British pound) were sold. Notional amounts are used to measure the volume of derivative financial instruments and do not represent potential gains or losses on these agreements.

During September 1998, we entered into $33.0 million of forward contracts to offset risks associated with the portion of our Brazilian investments denominated in the Brazilian real. During the first quarter of 1999, the Brazilian real devalued. Losses from the decline in value of our real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on these forward contracts.

Our debt instruments subject us to the risk of loss associated with movements in interest rates. During 2001, we entered into three floating-to-fixed interest rate swap agreements to fix the interest rates on a portion of our variable-rate debt. The notional value of these contracts at December 31, 2001, was $150.0 million, of which $100.0 million matures in 2003 and $50.0 million matures in 2004.

For more information on derivative financial instruments, see Notes 3 and 15 to the December 31, 2001, consolidated financial statements.

Critical Accounting Policies

We prepared the consolidated financial statements of FMC Technologies in conformity with accounting principles generally accepted in the United States of America. As such, we were required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Revenue Recognition

Our primary source of revenue is from equipment sales, and we recognize revenue from the sale of equipment either upon transfer of title to the customer (which is upon shipment or when customer-specific acceptance requirements are met) or under the percentage of completion method. The percentage of completion method applies the provisions of Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We believe that our accounting policy for revenue recognition under the percentage of completion method is critical because it involves difficult judgments about matters that are uncertain.

We use the percentage of completion method most frequently for subsea petroleum exploration equipment projects that involve the design, engineering, manufacturing and assembly of complex, customer-specific systems. The systems are not built from standard bills of material and typically require extended periods of time to construct. We execute contracts with our customers that clearly describe the equipment, systems and/or services that we will provide and the amount of consideration we will receive. The contracts generally require advance customer payments and frequently involve amendments, revisions and extensions over the terms of the production process.

We record revenue as work progresses on each contract in the ratio that costs incurred to date bear to total estimated costs at completion. We prepare estimates of total contract costs and of our progress toward completion of each contract using estimates and judgments based on historical experience and on other factors that we believe to be relevant under the circumstances. Our operating results are highly sensitive to changes in these estimates. It is reasonably likely that materially different operating results would be reported if different methods or assumptions were utilized, or if unforeseen conditions arise that have a significant impact on these projects.

Accounts Receivable

A significant percentage of revenue from equipment sales in our Energy Production Systems and Airport Systems business segments is concentrated in a relatively small number of customers. We maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. However, if any of these major customers experiences a significant unfavorable change in liquidity or financial position, it is reasonably likely that this could have an adverse impact on the collectibility of our accounts receivable and our future operating results.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income tax obligations in each of the jurisdictions in which we operate. This process involves estimating our actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on our consolidated balance sheets. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance. Adjustments to the valuation allowance may increase or decrease the tax expense included in the consolidated statements of income.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $5.4 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets before they expire. The valuation allowance is based on our estimates of future taxable income in the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Other Valuation Allowances and Accrued Liabilities

We are required to make estimates and judgments in connection with other accounting policies, including those related to the value of inventories, assessment of asset impairment, and estimates of liabilities for warranty obligations, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments related to these matters on historical experience, actuarially determined estimates and/or other

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

factors applicable under the circumstances. If we used different assumptions in forming these estimates, this could have a material impact on the amounts recorded.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” The standards collectively provide new guidance for the recognition, amortization and continuing valuation of goodwill and other intangible assets acquired in a business combination, and SFAS No. 141 prohibits the use of the pooling of interests method of accounting for a business combination. The adoption of SFAS No. 141 did not have any impact on our historical financial statements. We have not yet completed our determination of the full impact of the adoption of SFAS No. 142, which must be applied beginning January 1, 2002; however, it is reasonably possible that a substantial goodwill impairment loss will be reported in our first quarter 2002 results as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement is effective in fiscal years beginning after June 15, 2002. In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective in fiscal years beginning after December 15, 2001. We have not yet determined the impact of adopting SFAS Nos. 143 and 144.

Conversion to the Euro

On January 1, 1999, 11 European Union member states adopted the euro as their common national currency. On January 1, 2002, euro-denominated bills and coins were issued, and by July 1, 2002, the euro will be the only currency that the member states will use.

We have addressed the strategic, financial, legal and systems issues related to the various phases of the transition and have completed all significant business and systems conversions required by the adoption and issuance of the euro. Throughout the transition period, we have incurred minor costs related primarily to programming changes in our computer systems.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2001	2000	1999
(In millions, except per share data)
Revenue	$1,927.9	$1,875.2	$1,953.1

Costs and Expenses
Cost of sales or services	1,489.1	1,421.1	1,479.8
Selling, general and administrative expenses	292.5	291.2	302.4
Research and development expenses	54.9	56.7	51.8
Asset impairments (Note 5)	1.3	1.5	6.0
Restructuring and other charges (Note 5)	15.5	9.8	3.6

Total Costs and Expenses	1,853.3	1,780.3	1,843.6

Income from continuing operations before interest income, interest expense, income taxes and the cumulative effect of a change in accounting principle	74.6	94.9	109.5
Interest income	3.0	2.3	4.0
Interest expense	14.1	6.6	3.5

Income from continuing operations before income taxes and the cumulative effect of a change in accounting principle	63.5	90.6	110.0
Provision for income taxes (Note 9)	24.1	22.7	33.5

Income from continuing operations before the cumulative effect of a change in accounting principle	39.4	67.9	76.5
Discontinued operations, net of income taxes (Note 10)	—	—	(5.5)

Income before the cumulative effect of a change in accounting principle	39.4	67.9	71.0

Cumulative effect of a change in accounting principle,net of income taxes (Note 3)	(4.7)	—	—

Net Income	$34.7	$67.9	$71.0

Basic Earnings Per Common Share (Notes 2 and 3)
Income before the cumulative effect of a change in accounting principle	$0.60
Cumulative effect of a change in accounting principle	(0.07)

Basic Earnings Per Common Share	$0.53

Diluted Earnings Per Common Share (Notes 2 and 3)
Income before the cumulative effect of a change in accounting principle	$0.60
Cumulative effect of a change in accounting principle	(0.07)

Diluted Earnings Per Common Share	$0.53

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	Year Ended December 31
	2001	2000
(In millions, except share and par value data)
ASSETS
Current Assets
Cash and cash equivalents	$28.0	$17.8
Trade receivables, net of allowances of $9.2 in 2001 and $7.2 in 2000	375.9	328.9
Inventories (Note 6)	269.6	254.8
Due from FMC Corporation, net (Note 16)	4.7	—
Other current assets	62.5	62.0
Deferred income taxes (Note 9)	14.4	29.8

Total current assets	755.1	693.3
Investments	27.1	29.9
Property, plant and equipment, net (Note 7)	275.3	257.3
Goodwill and intangible assets, net	347.1	373.1
Other assets	17.9	12.0
Deferred income taxes (Note 9)	15.4	8.1

Total Assets	$1,437.9	$1,373.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term debt (Note 8)	$78.8	$41.1
Accounts payable, trade and other	369.4	328.3
Accrued payroll	46.5	39.7
Other current liabilities	125.2	113.5
Current portion of long-term debt (Note 8)	0.1	—
Current portion of accrued pension and other postretirement benefits (Note 11)	19.0	13.2
Income taxes payable (Note 9)	41.8	34.0

Total current liabilities	680.8	569.8
Long-term debt, less current portion (Note 8)	194.1	—
Accrued pension and other postretirement benefits, less current portion (Note 11)	48.7	59.2
Reserve for discontinued operations (Note 10)	23.4	30.6
Other liabilities	69.3	76.0
Minority interests in consolidated companies	3.4	0.5
Commitments and contingent liabilities (Note 17)	—	—

Stockholders’ Equity
Preferred stock, $0.01 par value, 12,000,000 shares authorized in 2001, no shares authorized in 2000; no shares issued in 2001 and 2000	—	—
Common stock, $0.01 par value, 195,000,000 and 1,000 shares authorized in 2001 and 2000; 65,091,000 and 1,000 shares issued in 2001 and 2000; 65,005,000 and 1,000 shares outstanding in 2001 and 2000 (Note 13)	0.7	—
Common stock held in employee benefit trust, at cost; 85,873 shares in 2001; no shares in 2000	(1.2)	—
Capital in excess of par value of common stock	523.0	—
FMC Corporation’s net investment	—	752.0
Retained earnings	42.3	—
Accumulated other comprehensive loss	(146.6)	(114.4)

Total Stockholders’ Equity	418.2	637.6

Total Liabilities and Stockholders’ Equity	$1,437.9	$1,373.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31
	2001	2000	1999
(In millions)
Cash Provided (Required) by Operating Activities of Continuing Operations
Income from continuing operations before the cumulative effect of a change in accounting principle	$39.4	$67.9	$76.5
Adjustments to reconcile income from continuing operations before the cumulative effect of a change in accounting principle to cash provided by operating activities of continuing operations:
Depreciation and amortization	57.8	59.1	62.3
Asset impairments (Note 5)	1.3	1.5	6.0
Restructuring and other charges (Note 5)	15.5	9.8	3.6
Amortization of employee benefit plan costs	7.9	5.2	8.7
Settlement of derivative contracts (Note 3)	(3.8)	—	—
Deferred income taxes	8.1	11.1	16.7
Other	1.9	1.7	(7.6)
Changes in operating assets and liabilities:
Accounts receivable sold (repurchase of receivables, net)	(38.0)	15.6	22.0
Trade receivables, net	(7.0)	(78.3)	46.3
Inventories	(15.1)	(16.5)	32.1
Other current assets and other assets	(0.8)	17.4	0.8
Accounts payable (including advance payments), accrued payroll, other current liabilities and other liabilities	15.1	(91.1)	(111.3)
Income taxes payable	6.7	15.6	3.0
Accrued pension and other postretirement benefits, net	(12.7)	(11.0)	(6.4)

Cash Provided by Operating Activities of Continuing Operations	76.3	8.0	152.7

Cash Required by Discontinued Operations (Note 10)	(7.3)	(3.2)	(7.4)

Cash Provided (Required) by Investing Activities
Acquisitions and joint venture investments	(2.6)	(47.4)	(49.1)
Capital expenditures	(67.6)	(43.1)	(40.9)
Proceeds from disposal of property, plant and equipment and sale-leasebacks	9.1	31.6	59.4
Redemption of preferred stock investment (Note 4)	—	127.5	—
(Increase) decrease in investments	(3.3)	(5.2)	24.1

Cash Provided (Required) by Investing Activities	(64.4)	63.4	(6.5)

Cash Provided (Required) by Financing Activities
Net increase (decrease) in short-term debt	38.2	29.0	(11.1)
Proceeds from issuance of long-term debt	250.2	—
Repayment of long-term debt	(56.0)	—	—
Net contributions from FMC Corporation	99.5	—	—
Distributions to FMC Corporation	(531.5)	(117.9)	(122.8)
Issuance of capital stock	207.2	—	—

Cash Provided (Required) by Financing Activities	7.6	(88.9)	(133.9)

Effect of exchange rate changes on cash and cash equivalents	(2.0)	(1.6)	9.8

Increase (Decrease) in Cash and Cash Equivalents	10.2	(22.3)	14.7
Cash and cash equivalents, beginning of year	17.8	40.1	25.4

Cash and Cash Equivalents, End of Year	$28.0	$17.8	$40.1

Supplemental cash flow information:    Income taxes paid, net of refunds, were $7.3 million, $1.8 million and $13.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest payments, net of amounts capitalized, were $14.5 million, $7.7 million and $4.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Common Stock Held in Employee Benefit Trust	Capital in Excess of Par	Retained Earnings	FMC Corporation’s Net Investment	Accumulated Other Comprhensive Earnings (Loss)	Comprehensive Earnings (Loss)
(In millions)
Balance at December 31, 1998	$—	$—	$—	$—	$853.8	$(35.7)
Net income	—	—	—	—	71.0	—	$71.0
Foreign currency translation adjustment (Note 14)	—	—	—	—	—	(40.9)	(40.9)
Minimum pension liability adjustment (Note 11)	—	—	—	—	—	(3.2)	(3.2)
Distribution to FMC Corporation					(122.8)	—	—

							26.9

Balance at December 31, 1999	—	—	—	—	802.0	(79.8)
Net income	—	—	—	—	67.9	—	67.9
Foreign currency translation adjustment (Note 14)	—	—	—	—	—	(35.9)	(35.9)
Minimum pension liability adjustment (Note 11)	—	—	—	—	—	1.3	1.3
Distribution to FMC Corporation	—	—	—	—	(117.9)	—	—

							33.3

Balance at December 31, 2000	—	—	—	—	752.0	(114.4)
Net income (loss) (Note 2)	—	—	—	42.3	(7.6)	—	34.7
Issuance of common stock to FMC Corporation (Note 1)	0.6	—	315.8	—	(316.4)	—	—
Sale of common stock to public (Note 1)	0.1	—	207.2	—	—	—	—
Contribution from FMC Corporation	—	—	—	—	60.1	—	—
Purchases of common stock for employee benefit trust, at cost (Note 13)	—	(1.2)	—	—	—	—	—
Return of capital to FMC Corporation (Note 1)	—	—	—	—	(488.1)	—	—
Foreign currency translation adjustment (Note 14)	—	—	—	—	—	(31.7)	(31.7)
Minimum pension liability adjustment (Note 11)	—	—	—	—	—	0.7	0.7
Cumulative effect of a change in accounting principle (Note 3)	—	—	—	—	—	(1.3)	(1.3)
Net deferral of hedging gains (Note 3)	—	—	—	—	—	0.1	0.1

							$2.5

Balance at December 31, 2001	$0.7	$(1.2)	$523.0	$42.3	$—	$(146.6)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature, Formation and Organization of Business

On October 31, 2000, FMC Corporation announced its intention to reorganize its Energy Systems and Food and Transportation Systems businesses as a new company, FMC Technologies, Inc. (“FMC Technologies” or the “Company”), and to sell up to 19.9% of FMC Technologies’ common stock by means of an initial public offering, followed by a tax-free distribution (the “Distribution”) to FMC Corporation’s stockholders of FMC Corporation’s remaining interest in the Company’s common stock.

FMC Technologies designs, manufactures and services technologically sophisticated systems and products for its customers through its Energy Production Systems, Energy Processing Systems, FoodTech and Airport Systems segments. Energy Production Systems is a leading supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. Energy Processing Systems is a leading provider of specialized systems and products to customers involved in the production, transportation and processing of crude oil, natural gas and refined petroleum-based products. FoodTech is a leading supplier of technologically sophisticated food handling and processing systems and products to industrial food processing companies. Airport Systems provides technologically advanced equipment and services for airlines, airports, air freight companies and the U.S. military. FMC Technologies was incorporated in Delaware on November 13, 2000.

Through May 31, 2001, FMC Corporation operated the businesses of FMC Technologies as internal units of FMC Corporation through various divisions and subsidiaries or through investments in unconsolidated affiliates. On June 1, 2001, FMC Corporation contributed to the Company substantially all of the assets and liabilities of, and its interests in, the businesses included in these consolidated financial statements and the remainder was transferred shortly thereafter (the “Separation”).

On June 4, 2001, FMC Technologies borrowed $280.9 million under two revolving debt agreements (See Note 8), and on June 19, 2001, FMC Technologies received proceeds of $207.2 million from the June 14, 2001, initial public offering of 17% of its common stock to the public. Under the terms of the Separation and Distribution Agreement (the “SDA”) between FMC Corporation and FMC Technologies, in exchange for the assets contributed by FMC Corporation to FMC Technologies, FMC Technologies remitted $480.1 million of the proceeds of the debt and equity financings to FMC Corporation in June 2001, net of $8.0 million of proceeds used to cover the expenses of the offering.

On December 31, 2001, FMC Corporation distributed its remaining 83.0% ownership of FMC Technologies’ common stock to FMC Corporation’s stockholders in the form of a dividend. Each FMC Corporation stockholder of record as of December 12, 2001, received 1.719721318 shares of FMC Technologies’ common stock for each share of FMC Corporation common stock.

Under the terms of the SDA, FMC Corporation and FMC Technologies are required to complete a “true-up” process involving a subsequent transfer of funds based on a specific formula. After completing the “true up”, the Company’s debt, net of cash, will be the same as if the Company had been operating independently since January 1, 2001, with initial debt, net of cash, of $300.5 million after repurchasing $38.0 million of accounts receivable previously sold in connection with FMC Corporation’s accounts receivable financing program. (See Note 16).

Note 2.    Basis of Presentation

The financial statements of FMC Technologies for all periods prior to June 1, 2001, reflect the combined results of the businesses that were transferred from FMC Corporation as if those businesses had been contributed to the Company for all such periods. In connection with the contribution, all of the businesses included in these combined financial statements became consolidated subsidiaries or divisions of the Company or investments of the Company or its subsidiaries. The Company’s financial statements for all periods in 2001 are presented as if net assets had been contributed and the Company’s 65,000,000 shares of common stock had been outstanding since January 1, 2001. The Company’s capital structure in 2000 (See Note 13) did not include a significant number of shares of common stock and is not comparable to its current capital structure (which gives effect to the transactions discussed in Note 1). Accordingly, historical earnings per share information has not been presented for any periods prior to 2001.

FMC Technologies’ financial statements for periods prior to June 1, 2001, were carved out from the consoli-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

dated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses, and give effect to certain allocations of expenses from FMC Corporation. Such expenses represent costs related to general and administrative services that FMC Corporation has provided to FMC Technologies, including accounting, treasury, tax, legal, human resources, information technology and other corporate and infrastructure services. The costs of these services have been allocated to FMC Technologies and included in the Company’s consolidated financial statements based upon the relative levels of use of those services. The expense allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of FMC Technologies’ utilization of those services. These allocations and estimates, however, are not necessarily indicative of the costs and expenses that would have resulted if FMC Technologies had operated as a separate entity in the past or of the costs the Company may incur in the future.

Beginning June 1, 2001, the Company began retaining its own earnings and generally began managing its cash separately from FMC Corporation. (See Note 16). Prior to June 1, 2001, the Company’s cash resources were managed under a centralized system with FMC Corporation wherein receipts were deposited to the corporate accounts of FMC Corporation and disbursements were centrally funded. Accordingly, settlement of certain assets and liabilities arising from common services or activities provided by FMC Corporation and certain related-party transactions were reflected as net equity contributions from or distributions to FMC Corporation through May 31, 2001.

The financial statements for periods prior to June 1, 2001, do not necessarily reflect the debt or interest expense FMC Technologies would have incurred if it had been a stand-alone entity. In addition, these carve-out financial statements may not be indicative of the Company’s financial position, operating results or cash flows in the future or what the Company’s financial position, operating results and cash flows would have been had FMC Technologies been a separate, stand-alone entity during all periods presented.

Note 3.    Principal Accounting Policies

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results are likely to differ from those estimates, but FMC Technologies’ management does not believe such differences will materially affect the Company’s financial position, results of operations or cash flows.

Principles of consolidation—The consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and ventures. Intercompany accounts and transactions are eliminated in consolidation.

Revenue recognition—Revenue from equipment sales is recognized either upon transfer of title to the customer (which is upon shipment or when customer-specific acceptance requirements are met) or under the percentage of completion method. The percentage of completion method is used for manufacturing and assembly projects that involve significant design and engineering effort in order to satisfy detailed customer-supplied specifications. Revenue is recognized as work progresses on each contract in the ratio that costs incurred to date bear to total estimated costs at completion. Any expected losses on contracts in progress are charged to operations in the period the losses become probable. Service revenue is recognized as the service is provided.

Cash equivalents—The Company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable—During the fourth quarter of 1999, FMC Corporation entered into an accounts receivable financing facility under which accounts receivable were sold without recourse through FMC Corporation’s wholly owned, bankruptcy remote subsidiary. Certain of the accounts receivable generated by the businesses ultimately contributed to the Company were sold as part of the facility, resulting in a reduction of accounts receivable of $38.0 million at December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2000. The Company did not sell accounts receivable after March 31, 2001. The Company accounted for the sales of receivables in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” during the period in which the Company participated in FMC Corporation’s accounts receivable financing facility. The Company received proceeds from the sale of trade accounts receivable, net of repurchases and discounts, of approximately $15.6 million and $22.0 million during the years ended December 31, 2000 and 1999, respectively. Net discounts recognized on sales of receivables were included in selling, general and administrative expenses in the consolidated statements of income and amounted to approximately $0.1 million in the years ended December 31, 2001 and 2000, and $0.3 million in the year ended December 31, 1999. The Company discontinued the practice of financing accounts receivable and terminated its participation in this facility during the first quarter of 2001. Upon withdrawal from the facility, the Company repurchased the outstanding trade accounts receivable for $38.0 million in cash.

Revenue in excess of billings on contracts accounted for under the percentage of completion method is included in accounts receivable and amounted to $73.8 million at December 31, 2001, and $76.3 million at December 31, 2000.

Inventories—Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out (“LIFO”) basis for all domestic inventories, except certain inventories relating to contracts-in-progress, which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. At December 31, 2001, inventories accounted for under the LIFO method totaled $95.7 million. The first-in, first-out (“FIFO”) method is used to determine the cost for all other inventories.

Investments—Investments in the common stock of affiliated companies in which FMC Technologies’ ownership interest is 50% or less and in which FMC Technologies exercises significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost, as appropriate. The Company would recognize a loss when there is a loss in the value of an investment that is other than a temporary decline.

Property, plant and equipment—Property, plant and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 years, buildings—20 to 50 years, and machinery and equipment—3 to 18 years). Gains and losses are reflected in income upon the sale or retirement of assets. Expenditures that extend the useful lives or increase the productivity of property, plant and equipment are capitalized.

The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the fair value of the assets.

Capitalized software costs—Other assets include capitalized software costs totaling $9.2 million and $6.9 million at December 31, 2001 and 2000, respectively. Capitalized software costs are amortized over expected useful lives ranging from three to seven years. Recoverability of capitalized software costs is assessed on an ongoing basis and writedowns to net realizable value are recorded as necessary.

Goodwill and intangible assets—Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. The Company periodically evaluates the recoverability of the net book value of goodwill and intangible assets, particularly in the case of a change in business circumstances or other triggering event, based on expected undiscounted future cash flows for each operation having a significant goodwill balance. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the fair value of the assets. Amortization of goodwill amounted to $10.6 million, $10.9 million and $10.3 million in 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts payable—Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are classified with accounts payable and amounted to $152.4 million at December 31, 2001, and $120.2 million at December 31, 2000.

Discontinued operations—Reserves related to personal injury and product liability claims associated with the Company’s discontinued operations (Note 10) are recorded based on annual actuarially-determined estimates of liabilities, which include factors for estimating the ultimate future payout on reported and potential unreported claims, as well as the cost of legal fees, claims administration and stop-loss insurance coverage. The Company evaluates its estimate of these self-insured liabilities on a regular basis and makes adjustments to the recorded liability balance to reflect current information regarding the estimated amount of future payments to be made on both reported claims and incurred but unreported claims. On an annual basis, the Company engages an actuary to estimate the liability for these claims. The actuarial estimate of the self-insured liability is determined based upon the number of pieces of equipment in use and the expected loss rate per unit and considers such factors as historical claim and settlement experience by year, recent trends in the number of claims and the cost of settlements and available stop-loss insurance coverage. Actual settlements of self-insured product liabilities may be more or less than the liability estimated by the Company and the actuary.

Income taxes—The provision for income taxes reflected in FMC Technologies’ consolidated financial statements has been computed as if FMC Technologies were a stand-alone entity and filed separate tax returns for all periods. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided on the Company’s equity in undistributed earnings of foreign subsidiaries or affiliates when it is management’s intention that such earnings will remain invested in those companies. Taxes are provided on such earnings in the year in which the decision is made to repatriate the earnings.

Accumulated other comprehensive loss—At December 31, 2001, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $144.2 million, net after-tax deferred losses on derivative contracts of $1.2 million (comprised of the cumulative effect of a change in accounting principle of $1.3 million, net of 2001 deferred hedging gains of $0.1 million), and minimum pension liability loss adjustments of $1.2 million. At December 31, 2000, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $112.5 million and a minimum pension liability loss adjustment of $1.9 million.

Common stock held in employee benefit trust—Shares of common stock are purchased by the Company’s plan administrator and held in a non-qualified benefit plan trust owned by the Company. Purchased shares are recorded at cost and classified as a reduction of stockholders’ equity in the consolidated balance sheets.

Earnings per common share (“EPS”)—The Company’s capital structure prior to 2001 (See Note 13) did not include a significant number of shares of common stock and was not comparable to its current capital structure (which gives effect to the transactions discussed in Note 1) and, accordingly, earnings per share information has not been presented for any periods prior to 2001. The Company’s EPS calculations for 2001 financial statements give effect to the issuance of 65,000,000 common shares as if they were issued and outstanding on January 1, 2001.

In 2001, basic EPS has been computed by dividing net income by the weighted average number of shares of common stock outstanding during the year (assuming 65,000,000 original common shares were issued and outstanding on January 1, 2001). Diluted EPS has been computed by dividing net income by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of additional common shares that would have been outstanding during the year if all potentially dilutive common shares had been issued under the Company’s stock compensation plans.

The weighted average numbers of shares of common stock outstanding used to calculate EPS for the year ended December 31, 2001, were 65,008,000 for basic EPS and 65,923,000 for diluted EPS. On January 1, 2002, certain employees and directors of the Company who had held options to purchase FMC Corporation common stock received newly issued options to purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

stock of the Company. The impact of these 3,224,538 replacement stock options is excluded from the 2001 calculation of diluted EPS. If the dilutive effect of these replacement stock options on diluted weighted average shares outstanding had been included in the calculation, the effect on 2001 diluted EPS would have been less than $.01 per share.

Options to purchase 2,363,350 shares of the Company’s common stock at $20 per share were outstanding during 2001 but were excluded from the diluted EPS calculation because the options’ exercise price exceeded the average market price of the common stock for the period.

Foreign currency translation—Assets and liabilities of foreign operations in non-highly inflationary countries are translated at exchange rates in effect at the balance sheet date, and their income statements are translated at the monthly exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders’ equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories; property, plant and equipment; and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash and cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

Derivative financial instruments and foreign currency transactions—On January 1, 2001, the Company implemented, on a prospective basis, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138 (collectively, the “Statement”). The Statement requires the Company to recognize all derivatives in the consolidated balance sheets at fair value, with changes in the fair value of derivative instruments to be recorded in current earnings or deferred in other comprehensive income, depending on whether a derivative is designated as and is effective as a hedge and on the type of hedging transaction. In accordance with the provisions of the Statement, the Company recorded first quarter 2001 losses from the cumulative effect of a change in accounting principle of $4.7 million, net of an income tax benefit of $2.9 million, in the consolidated statement of income, and $1.3 million, net of an income tax benefit of $0.9 million, in accumulated other comprehensive loss.

The Company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange and interest rates. Derivative financial instruments currently used by the Company consist of foreign currency forward contracts and interest rate swap contracts.

The Company records all derivatives at fair value as assets or liabilities in the consolidated balance sheets, with classification as current or non-current based upon the maturity of the derivative instrument. Generally, the Company applies hedge accounting as allowed by the Statement for derivatives related to anticipated future cash flows and does not apply hedge accounting for derivatives related to fair value exposures. For derivatives where hedge accounting is used, the Company formally designates the derivative as either (1) a cash flow hedge of an anticipated transaction or (2) a foreign currency cash flow hedge. The Company also documents the designated hedging relationship upon entering into the derivative, including identification of the hedging instrument and the hedged item or transaction, the strategy and risk management objective for undertaking the hedge, and the nature of the risk being hedged. Each derivative is assessed for hedge effectiveness both at the inception of the hedging relationship and, at a minimum, on a quarterly basis thereafter. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Hedge accounting is discontinued if the forecasted transaction is no longer expected to occur, and any previously deferred hedging gains or losses are recorded in earnings immediately. Realized gains or losses for all designated hedges are recorded in the consolidated statements of income generally on the same line item as the gain or loss on the item that was hedged.

For cash flow hedges, the effective portion of the change in fair value of the derivative is deferred in accumulated other comprehensive loss in the stockholders’ equity section of the consolidated balance sheets until the underlying transaction is reflected in earnings, at which time any deferred hedging gains or losses are also recorded in earnings. The ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For periods prior to the adoption of the Statement, gains and losses on hedges of existing assets and liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income when those carrying amounts were converted. Gains and losses related to hedges of firm commitments also were deferred and included in the basis of the transaction when it was completed. Gains and losses on unhedged foreign currency transactions were included in income as part of cost of sales or services. Gains and losses on derivative financial instruments that protected the Company from exposure in a particular currency, but did not have a designated underlying transaction, were also included in income as part of cost of sales or services. If a hedged item matured, was sold, extinguished, or terminated, or was related to an anticipated transaction that was no longer likely to take place, the derivative financial instrument related to the hedged item was closed out and the related gain or loss was included in income as part of cost of sales or services or interest expense, as appropriate in relation to the hedged item.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions. The 2001 cash outflow related to contracts settled as a result of the adoption of the Statement of $3.8 million is reported separately in the consolidated statements of cash flows.

Segment information—The Company’s determination of its four reportable segments was made on the basis of its strategic business units and the commonalities among the products and services within each segment and corresponds to the manner in which the Company’s management reviews and evaluates operating performance. The Company has combined certain similar operating segments that meet applicable criteria established under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Note 4.    Business Combinations and Divestitures

On February 16, 2000, the Company acquired York International Corporation’s Northfield Freezing Systems Group (“Northfield”) for $39.8 million in cash and the assumption of certain liabilities. Northfield, headquartered in Northfield, MN, is a manufacturer of freezers, coolers and dehydrators for the industrial food processing industry. The Company recorded goodwill (which is being amortized over 40 years) and other intangible assets totaling $41.6 million relating to the acquisition. Northfield’s operations are included in the FoodTech segment.

In 2000, the Company redeemed an investment in preferred stock of Tyco International Ltd. for cash proceeds of $127.5 million. The Company received the preferred stock in 1998 in conjunction with the divestiture of a business.

In August 1998, the Company acquired a majority of the voting stock of a leading wellhead manufacturer. Following a 1999 tender offer for the remaining outstanding shares of the acquired business, the Company holds a 98% ownership interest. The acquired business’ operations are included in the Energy Production Systems segment.

The Company also completed several smaller acquisitions, joint venture investments and divestitures during the years ended December 31, 2001, 2000 and 1999.

All acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the dates of acquisition. The excess of the purchase prices over the fair values of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, and is amortized over periods ranging from 10 to 40 years. Had the acquisitions occurred at the beginning of the earliest period presented, the effects on the Company’s operating results would not have been significant and, accordingly, pro forma financial information has not been provided.

The purchase prices for all of the aforementioned acquisitions were satisfied from cash flows from operations and external financing. Results of operations of the acquired companies have been included in the Company’s consolidated statements of income from the respective dates of acquisition.

Note 5.    Asset Impairments and Restructuring and Other Charges

In 2001, FMC Technologies recorded asset impairment and restructuring charges of $16.8 million before taxes ($10.4 million after tax). An asset impairment of $1.3 million was required to write off goodwill associated with a small FoodTech product line, which the Company does not intend to develop further. In the first quarter of 2001, the Company recorded pre-tax restructuring

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

charges of $9.2 million. In the third quarter of 2001, the Company recorded pre-tax restructuring charges of $8.3 million and reduced $2.0 million of specific restructuring reserves recorded in the first quarter of 2001 reflecting both favorable changes in the underlying businesses and adjustments to cost estimates. This resulted in a total of $15.5 million in restructuring charges, of which $5.1 million related to planned reductions in force of 121 individuals in the Energy Processing Systems businesses; $1.1 million related to 31 planned reductions in force in the Energy Production Systems businesses; $5.2 million related to planned reductions in force of 170 positions in the FoodTech businesses; $3.7 million related to a planned plant closing and restructuring activities initiated in 2000 of an Airport Systems facility and other Airport Systems actions, including 244 planned workforce reductions; and $0.4 million for other corporate initiatives. Restructuring spending related to the 2001 programs amounted to $11.0 million during the year ended December 31, 2001. Remaining reserves at December 31, 2001, totaled $4.3 million, with approximately 40 remaining reductions in force expected to occur before June 30, 2002.

In addition, in 2001, the Company recorded $8.9 million in non-recurring tax charges related to the Separation and the repatriation of cash from certain non-U.S. entities in anticipation of the 2001 Separation.

In 2000, FMC Technologies recorded asset impairments and restructuring and other one-time charges totaling $11.3 million before taxes ($6.9 million after tax). Asset impairments of $1.5 million were required to write down certain Energy Production Systems equipment, as estimated future cash flows attributed to these assets indicated an impairment of the assets had occurred. Restructuring and other one-time charges were $9.8 million, of which $8.0 million resulted primarily from strategic decisions to restructure certain FoodTech operations, and included planned reductions in force of 236 individuals. Restructuring charges of $1.4 million at Energy Production Systems included severance costs related to planned reductions in force of 68 individuals as a result of the delay in orders received from oil and gas companies for major systems. Restructuring charges of $0.4 million related to a corporate reduction in force. Restructuring spending under these programs totaled $7.0 million in 2000. The remaining 82 workforce reductions associated with these restructuring programs were completed during 2001 and fully utilized remaining reserves.

In 1999, the Company recorded asset impairments and restructuring and other charges of $9.6 million before taxes ($5.9 million after tax). Asset impairments of $6.0 million were required to write down certain FoodTech assets. Estimated future cash flows attributed to these assets indicated that an impairment of the assets had occurred. The restructuring and other charges of $3.6 million resulted primarily from strategic decisions to divest or restructure certain corporate departments and a number of businesses, including certain FoodTech and Energy Processing Systems operations. Restructuring spending under all 1999 programs totaled $0.9 million and $2.7 million in 2000 and 1999, respectively, and included severance payments for 122 individuals. All restructuring activities were completed and there were no remaining accruals related to these programs at December 31, 2000.

In 1999, restructuring spending related to a restructuring program initiated in 1997 was $8.9 million. All restructuring activities were completed and there were no remaining accruals related to this program at December 31, 1999.

Note 6.    Inventories

Inventories are recorded at the lower of cost or net realizable value. The current replacement costs of inventories exceeded their recorded values by $86.0 million and $82.3 million at December 31, 2001 and 2000, respectively. During 2001 and 1999, the Company reduced certain LIFO inventories that were carried at lower than prevailing costs, resulting in a reduction of LIFO expense of $0.6 million and $2.0 million, respectively. There were no reductions in LIFO inventories in 2000.

Inventories consisted of the following:

	December 31
	2001	2000
(In millions)
Raw materials and purchased parts	$115.2	$112.0
Work in progress	118.9	120.8
Manufactured parts and finished goods	145.0	124.6

Gross inventory before LIFO reserves and valuation adjustments	379.1	357.4
LIFO reserves and valuation adjustments	(109.5)	(102.6)

Net Inventory	$269.6	$254.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.    Property, Plant And Equipment

Property, plant and equipment consisted of the following:
	December 31
	2001	2000
(In millions)
Land and land improvements	$17.2	$17.6
Buildings	135.5	133.8
Machinery and equipment	433.6	420.1
Construction in progress	38.5	12.6

Total cost	624.8	584.1
Accumulated depreciation	(349.5)	(326.8)

Net Property, Plant and
Equipment	$275.3	$257.3

Depreciation expense was $37.7 million, $41.2 million and $46.2 million in 2001, 2000 and 1999, respectively.

During 2000 and 1999, the Company entered into agreements for the sale and leaseback of certain equipment. Net property, plant and equipment was reduced by the carrying values of the equipment sold, which amounted to $13.7 million in 2000 and $29.1 million in 1999. The net cash proceeds received from the sales were $22.5 million in 2000 and $52.1 million in 1999. The proceeds received in conjunction with these sale transactions in excess of the carrying value of the equipment were recorded as a deferred credit in the consolidated balance sheets. These non-amortizing credits totaled $27.4 and $31.8 million at December 31, 2001 and 2000, respectively, and are included in other long-term liabilities. The decrease in 2001 in the amount of deferred credits related to the allocation of assets and liabilities between the Company and FMC Corporation (See Note 16). The Company has annual fair market value purchase options under the agreements. The leases, which end in December 2004, are classified as operating leases in accordance with SFAS No. 13, “Accounting for Leases.”

Note 8.    Debt

Committed credit—During 2001, the Company obtained non-amortizing revolving credit facilities as follows: a five-year $250.0 million facility maturing on April 26, 2006, and 364-day $175.0 million facilities maturing on April 25, 2002. Among other restrictions, the terms of the credit agreements include negative covenants related to liens and financial covenants related to consolidated tangible net worth, debt to earnings and interest coverage ratios. The Company is in compliance with all covenants at December 31, 2001. Each of the committed credit facilities carries an effective interest rate of 100 basis points above the one-month London Interbank Offered Rate (“LIBOR”) and together they provide the Company with an aggregate of $425.0 million in committed credit. Unused capacity under committed credit facilities at December 31, 2001, totaled $217.1 million, consisting of $56.0 million under the $250.0 million long-term credit facility and $161.1 million under the $175.0 million short-term facilities. The one-month LIBOR was 1.9% at December 31, 2001.

Uncommitted credit—During 2001, the Company obtained three uncommitted credit facilities in the U.S. totaling $35.0 million and maturing on April 25, 2002. In addition, the Company has uncommitted credit lines at many of its international subsidiaries for immaterial amounts which are generally guaranteed by the Company. The Company utilizes these facilities to provide a more efficient daily source of liquidity at favorable interest rates. The effective interest rates depend upon the local national market. For the domestic credit facilities, rates are approximately 100 basis points over the prevailing Federal Funds rate traded in the money markets. At December 31, 2001, $25.0 million was made available for funding under the domestic facilities and was fully utilized.

Long-term debt—Long-term debt consisted of the following:

December 31
2001
(In millions)
Five-year revolving committed credit facility	$194.0
Other	0.2

Total	194.2
Less current portion	(0.1)

Total Long-Term Debt	$194.1

At December 31, 2001, long-term debt consisted of $194.0 million in borrowings under a $250.0 million, five-year credit facility. The Company entered into interest rate swap agreements in 2001 related to $150.0 million of the long-term amount borrowed, to fix the effective interest rate thereon at an average rate of 5.37%. Interest rate swaps with notional values of $100.0 million and $50.0 million mature in 2003 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No long-term debt was outstanding at December 31, 2000, as the Company was, at that time, largely funded by FMC Corporation. FMC Corporation funded most of its businesses centrally; therefore, third-party debt and cash were minimal and were not necessarily representative of what the Company’s actual debt balances would have been had the Company been a separate, stand-alone entity.

Short-term debt—Short-term debt consisted of the following:

	December 31
	2001	2000
(In millions)
364-day revolving committed credit facility	$13.9	$—
Domestic uncommitted credit facilities	25.0	—
Foreign uncommitted credit facilities	17.2	14.2
Borrowings from joint venture	22.7	26.9

Total Short-Term Debt	$78.8	$41.1

At December 31, 2001, short-term debt included $13.9 million of borrowings under the 364-day, $150.0 million committed credit facility with an effective interest rate of 2.9%. Advances under the domestic uncommitted credit facilities were $25.0 million at December 31, 2001, with an effective interest rate of 3.0%.

At December 31, 2001 and 2000, short-term debt included third-party debt of FMC Technologies’ foreign operations under foreign uncommitted credit facilities totaling $17.2 million and $14.2 million, respectively. The weighted average interest rates on these outstanding borrowings were approximately 6.6% and 8.4% at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, short-term debt included $22.7 million and $26.9 million, respectively, of borrowings from MODEC International LLC, a 37.5%-owned joint venture, at interest rates based on the Company’s short-term committed credit interest rate, which was 2.9% in 2001 and 7.2% in 2000.

Compensating balance agreements—FMC Technologies’ foreign subsidiaries maintain informal credit arrangements. Foreign lines of credit, which include overdraft facilities, typically do not require the maintenance of compensating balances, as extension of credit is not committed but is typically subject to a corporate guarantee provided by FMC Technologies.

Note 9.     Income Taxes

FMC Corporation and FMC Technologies have entered into a Tax Sharing Agreement in connection with the Separation.

For years prior to 2002, the operations of the Company and its subsidiaries were included on the Federal consolidated and certain state and foreign tax returns of FMC Corporation. Pursuant to the terms of the Tax Sharing Agreement, the Company and its subsidiaries are liable for all taxes for all periods prior to the Separation which are related to its operations, computed as if the Company and its subsidiaries were a separate group filing its own tax returns for such periods. The Tax Sharing Agreement provides that the Company and FMC Corporation will make payments between them as appropriate in order to properly allocate the group’s tax liabilities for pre-Separation periods.

The Tax Sharing Agreement places certain restrictions upon FMC Technologies regarding the sale of assets, the sale or issuance of additional securities (including securities convertible into stock) or the entry into some types of corporate transactions during a restriction period that continues for 30 months after the Distribution.

Effective January 1, 2002, FMC Technologies will no longer be included in either the U.S. consolidated income tax return of FMC Corporation or in the state or foreign income tax returns of FMC Corporation or its affiliates.

Domestic and foreign components of income (loss) from continuing operations before income taxes and the cumulative effect of a change in accounting principle are shown below:

	Year Ended December 31
	2001	2000	1999
(In millions)
Domestic	$(22.8)	$11.6	$26.8
Foreign	86.3	79.0	83.2

Total	$63.5	$90.6	$110.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision (benefit) for income taxes attributable to income from continuing operations before the cumulative effect of a change in accounting principle consisted of:

	Year Ended December 31
	2001	2000	1999
(In millions)
Current:
Federal	$1.1	$(0.2)	$7.4
Foreign	15.6	11.2	7.9
State and local	(0.7)	0.6	1.5

Total current	16.0	11.6	16.8
Deferred	8.1	11.1	16.7

Total	$24.1	$22.7	$33.5

Significant components of the deferred income tax provision attributable to income from continuing operations before income taxes were as follows:

	Year Ended December 31
	2001	2000	1999
(In millions)
Deferred tax expense (exclusive of the effect of changes in valuation allowance)	$8.1	$11.8	$13.7
Increase (decrease) in the valuation allowance for deferred tax assets	—	(0.7)	3.0

Deferred Income Tax Provision	$8.1	$11.1	$16.7

Significant components of the Company’s deferred tax assets and liabilities were as follows:
	December 31
	2001	2000
(In millions)
Deferred Tax Assets Attributable to
Reserves for discontinued operations and restructuring	$11.1	$19.1
Reserves for insurance, warranties and other	32.5	34.2
Accrued pension and other postretirement benefits	26.9	34.3
Net operating loss carryforwards	5.4	5.4
Other	13.4	11.9

Deferred tax assets	89.3	104.9
Valuation allowance	(5.4)	(5.4)

Deferred tax assets, net of valuation allowance	83.9	99.5

Deferred Tax Liabilities Attributable to
Property, plant and equipment	14.5	25.7
Unbilled percentage of completion revenue and other	39.6	35.9

Deferred tax liabilities	54.1	61.6

Net Deferred Tax Assets	$29.8	$37.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective income tax rate applicable to income from continuing operations before income taxes was different from the statutory U.S. Federal income tax rate due to the factors listed in the following table:

	Year Ended December 31
	2001	2000	1999
Statutory U.S. tax rate	35%	35%	35%
Net difference resulting from:
Foreign sales corporation income subject to different tax rates	—	(2)	(3)
Qualifying foreign trade income	(3)	—	—
State and local income taxes, net of Federal income tax benefit	(1)	1	1
Foreign earnings subject to different tax rates	(20)	(11)	(9)
Tax on intercompany dividends and deemed dividends for tax purpose	21	3	2
Nondeductible goodwill amortization	3	1	1
Nondeductible expenses	2	1	1
Change in valuation allowance	—	(1)	3
Other	1	(2)	(1)

Total difference	3	(10)	(5)

Effective Tax Rate	38%	25%	30%

The Company’s income tax provision for the year ended December 31, 2001, includes non-recurring charges of $8.9 million. This amount includes $4.2 million of taxes incurred with respect to restructuring transactions related to the Company’s reorganization of its worldwide group and $4.7 million of taxes incurred on the repatriation of $126.4 million of the Company’s foreign earnings related to the Company’s Separation from FMC Corporation. Pursuant to the Tax Sharing Agreement between the Company and FMC Corporation, FMC Corporation has assumed liability for certain additional tax charges related to this repatriation.

Foreign earnings taxable to the Company as dividends were $153.9 million, $35.3 million and $14.0 million in 2001, 2000 and 1999, respectively.

U.S. income taxes have not been provided on the Company’s equity in undistributed earnings of foreign consolidated subsidiaries ($225.9 million and $228.3 million at December 31, 2001 and 2000, respectively) or foreign unconsolidated subsidiaries and affiliates ($2.1 million and $2.0 million at December 31, 2001 and 2000, respectively). Restrictions on the distribution of these earnings are not significant.

FMC Corporation’s Federal income tax returns for years through 1997 have been examined by the Internal Revenue Service and are closed for Federal income tax purposes. As a result of these examinations, the Company will be required to pay approximately $4.5 million to FMC Corporation pursuant to the terms of the Tax Sharing Agreement. The Company has made adequate provision for this obligation. Management believes that adequate provision for income taxes has been made for the open years 1998 and after.

Note 10.    Discontinued Operations

Under agreements governing the Separation of the Company from FMC Corporation, the Company assumed specified self-insured product liabilities associated with equipment manufactured by specified discontinued machinery businesses of FMC Corporation. These businesses primarily consisted of the construction equipment, power control, beverage equipment and marine and rail divisions, all of which were divested prior to 1985. From time to time, personal injury and other product-related claims have been made against FMC Corporation and FMC Technologies related to cranes and other equipment formerly manufactured and sold by the discontinued businesses. Reserves related to these reported claims as well as incurred but not reported claims amounted to $23.4 million at December 31, 2001, and $30.6 million at December 31, 2000.

The Company maintains insurance coverage limiting its exposure to any individual self-insured product liability claim to $2.75 million. At December 31, 2001, the Company had 19 known open claims related to cranes, five of which were valued at amounts exceeding $0.5 million, and 11 claims primarily related to the power control, beverage equipment and marine and rail divisions, two of which exceeded $0.5 million. During 2001, 2000 and 1999, respectively, FMC Technologies spent $5.4 million, $2.7 million and $5.9 million toward settlement of liabilities related to crane cases and $1.8 million, $0.5 million and $1.5 million toward settlement of liabilities related to other discontinued product lines.

The Company’s estimated obligation related to the settlement of the seven claims each exceeding $0.5 million amounts to $5.6 million at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

While the Company believes its existing reserves are based on the most current estimate of potential loss and are adequate, and also believes that product liability claims will decrease over time as the products are retired, it is possible that the ultimate settlement cost of all discontinued operations’ claim liabilities could differ materially from the recorded reserve. However, management is unable to estimate or predict a range or an amount by which the ultimate claim payments might differ from recorded amounts.

The following table presents case activity related to the Company’s discontinued operations for the two years ended December 31, 2001:

Number of Cases
December 31, 1999 cases pending	32
2000 notice of new cases filed	30
2000 cases closed	(32)

December 31, 2000 cases pending	30
2001 notice of new cases filed	6
2001 cases closed	(6)

December 31, 2001 Cases Pending	30

Excluding the cost of insurance premiums, the average settlement per claim was approximately $83 thousand, approximately $93 thousand and approximately $78 thousand in 2001, 2000 and 1999, respectively.

The following table presents accruals, payments towards settlements and remaining discontinued operations reserves for claims related to cranes and other product-related claims for the two years ended December 31, 2001:

	Reserve for Discontinued Operations
	Crane Claims	Other Claims	Total
(In millions)
December 31, 1999 reserve	$28.9	$4.9	$33.8
2000 accruals	—	—	—
2000 payments	(2.7)	(0.5)	(3.2)

December 31, 2000 reserve	26.2	4.4	30.6
2001 accruals	—	—	—
2001 payments	(5.4)	(1.8)	(7.2)

December 31, 2001 Reserve	$20.8	$2.6	$23.4

In the fourth quarter of 1999, FMC Technologies provided $9.0 million ($5.5 million after tax) to increase its recorded reserves based on revised actuarial estimates of the ultimate cost of product liability claims related to the construction equipment business, for which claim payments had increased substantially in 1999.

Note 11.    Pensions and Postretirement and Other Benefit Plans

Effective May 1, 2001, the Company’s domestic pension obligations were separated from FMC Corporation’s qualified pension plans and, effective November 1, 2001, a separate trust was established for custody and investment of these assets. The initial allocation of assets and obligations between the Company’s and FMC Corporation’s plans and trusts were based on estimates. The disclosures herein reflect interim adjustments to these allocations in accordance with the SDA and with applicable ERISA guidelines and are defined as “Spin-off adjustments.” The final allocation of obligations will be determined during 2002, and any resulting adjustments are not expected to have a significant impact on the Company’s financial position, results of operations or cash flows.

Effective at various dates in 2001, all other benefit obligations, including the Company’s postretirement medical and life insurance obligations, were legally separated from those of FMC Corporation and separate plans were established by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Through the end of 2000, and during portions of 2001, until the separation of the various plans as described above, substantially all of the Company’s domestic employees participated in FMC Corporation’s qualified pension and postretirement medical and life insurance plans after meeting certain employment criteria, and may have participated in FMC Corporation’s other benefit plans depending on their location and employment status. Foreign-based employees may also have been eligible to participate in FMC Corporation-sponsored or government-sponsored programs that were available to them.

Pension and postretirement amounts recognized in the Company’s consolidated financial statements for 2000 and 1999 were determined based on certain assumptions regarding whether FMC Corporation or FMC Technologies would assume the assets and liabilities related to specific groups of current and former FMC Corporation employees.

The funded status of the Company’s domestic qualified and non-qualified pension plans, certain foreign pension plans and domestic postretirement health care and life insurance benefit plans (or the Company’s allocated portions of FMC Corporation’s plans prior to spin-off of the Company’s separate plans during 2001), together with the associated balances recognized in the Company’s consolidated financial statements as of December 31, were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Pensions		Other Postretirement Benefits
	2001	2000	2001	2000
(In millions)
Accumulated Benefit Obligation
Plans with unfunded accumulated benefit obligation	$20.9	$16.6	$—	$—

Change in Benefit Obligation
Benefit obligation at January 1	$367.8	328.2	$35.1	36.5
Service cost	12.6	12.6	1.2	1.0
Interest cost	25.5	24.1	2.8	2.6
Spin-off adjustment	(6.5)	—	—	—
Actuarial (gain) loss	27.3	(9.4)	5.6	(2.3)
Amendments	(0.8)	0.2	—	0.1
Foreign currency exchange rate changes	(1.9)	(4.1)	—	—
Transfer of U.K. inactive group	—	32.3	—	—
Plan participants’ contributions	0.9	—	2.7	1.8
Benefits paid	(14.1)	(16.1)	(5.7)	(4.6)

Benefit Obligation at December 31	410.8	367.8	41.7	35.1

Change in Fair Value of Plan Assets
Fair value of plan assets at January 1	341.2	285.2	—	—
Actual return on plan assets	12.3	41.1	—	—
Spin-off adjustment	(12.4)	—	—	—
Foreign currency exchange rate changes	(1.8)	(4.1)	—	—
Transfer of U.K. inactive group	—	33.6	—	—
Company contributions	9.2	1.5	3.0	2.8
Plan participants’ contributions	0.9	—	2.7	1.8
Benefits paid	(14.1)	(16.1)	(5.7)	(4.6)

Fair Value of Plan Assets at December 31	335.3	341.2	—	—

Funded status of the plans (liability)	(75.5)	(26.6)	(41.7)	(35.1)
Unrecognized actuarial loss (gain)	56.4	5.0	3.6	(2.3)
Unrecognized prior service cost (income)	5.1	7.0	(7.0)	(10.0)
Unrecognized transition asset	(4.8)	(6.3)	—	—

Net Amounts Recognized in the Consolidated
Balance Sheets at December 31	$(18.8)	(20.9)	$(45.1)	(47.4)

Prepaid benefit cost	$12.8	11.1	$—	$—
Accrued benefit liability	(35.4)	(36.1)	(45.1)	(47.4)
Intangible asset	1.8	2.2	—	—
Accumulated other comprehensive loss	2.0	1.9	—	—

Net Amounts Recognized in the Consolidated
Balance Sheets at December 31	$(18.8)	$(20.9)	$(45.1)	$(47.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the assumptions used and the components of net annual benefit cost (income) for the years ended December 31:

	Pensions			Other Postretirement Benefits
	2001	2000	1999	2001	2000	1999
Assumptions as of September 30
Discount rate	7.00%	7.50%	7.50%	7.00%	7.50%	7.50%
Expected return on assets	9.25%	9.25%	9.25%	—	—	—
Rate of compensation increase	4.25%	4.25%	5.00%	—	—	—

Components of Net Annual Benefit Cost (In Millions)
Service cost	$12.6	$12.6	$15.3	$1.2	$1.0	$1.1
Interest cost	25.5	24.1	23.1	2.8	2.6	2.7
Expected return on plan assets	(30.4)	(27.1)	(26.1)	—	—	—
Amortization of transition asset	(2.6)	(6.8)	(7.0)	—	—	—
Amortization of prior service cost (benefit)	1.2	1.6	1.6	(3.1)	(3.1)	(3.1)
Recognized net actuarial (gain) loss	0.8	0.6	1.1	(0.1)	(0.3)	—

Net Annual Benefit Cost	$7.1	$5.0	$8.0	$0.8	$0.2	$0.7

The change in the discount rate used in determining domestic pension and other postretirement benefit obligations from 7.50% to 7.00% increased the projected benefit obligation by $24.6 million at December 31, 2001.

The change in the rate of compensation increase used in determining domestic pension plan obligations from 5.0% to 4.25% decreased the projected benefit obligation by $7.8 million at December 31, 2000.

For measurement purposes, a 10.0% and a 12.0% increase in the per capita cost of health care benefits for pre-65 retirees and post-65 retirees, respectively, was assumed for 2001. The rates of increase were forecast to decrease gradually to 6.0% in 2009 and remain at that level thereafter. For 2000, a 6.0% annual rate of increase in the cost of health care benefits was assumed. The rate was assumed to decrease to 5.0% for 2001 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would increase or decrease postretirement benefit obligations by $0.3 million but would have no significant effect on total service and interest costs.

The Company has adopted SFAS No. 87, “Employers’ Accounting for Pensions,” for its pension plans covering employees in the United Kingdom and Canada; and for one pension plan in Germany. Pension expense measured in compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $4.2 million in 2001, $3.4 million in 2000 and $3.7 million in 1999.

The Company recognized expense of $7.9 million, $7.5 million and $7.5 million in 2001, 2000 and 1999, respectively, reflecting FMC Technologies’ share of matching contributions to the FMC Corporation Savings and Investment Plan, a qualified domestic salary-reduction plan under Section 401(k) of the Internal Revenue Code. On September 28, 2001, the Company’s employees’ assets were separated from the FMC Corporation Savings and Investment Plan and transferred to the Company’s newly established plan known as the FMC Technologies Savings and Investment Plan. The plan is a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. The Company’s expense under the new plan subsequent to September 28, 2001, is included in the 2001 amount disclosed above.

Note 12.    Stock-Based Compensation

The FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “Plan”) received stockholder approval on February 16, 2001. The Plan provides certain incentives and awards to officers, employees, directors and consultants of the Company or its affiliates. The Plan allows the Compensation and Organization Committee (the “Committee”) of the Board of Directors to make various types of awards to eligible individuals, including management incentive awards, stock options, stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

appreciation rights, restricted stock and performance units. All awards are subject to the provisions of the Plan and to terms and conditions as determined by the Committee.

Management incentive awards may be awards of cash, common stock, restricted stock or a combination thereof. Grants of common stock options may be incentive and/or nonqualified stock options. The exercise price for options is not less than the market value of the Company’s common stock at the date of grant. Options are exercisable after a period of time designated by the Committee and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as the Committee may determine. Grants of performance units specify any applicable performance goals and whether the grant will be paid in cash, shares of common stock or a combination of cash and shares.

The Plan also provides that each non-employee director will receive an annual retainer in an amount to be determined by the Company’s Board of Directors. Until changed by resolution of the Board, the grant date of the annual retainer will be May 1 of each year, and the amount will be $40,000, $25,000 of which will be paid in the form of performance units and the remainder paid quarterly at the end of each calendar quarter. Not less than 60 days prior to the grant date, each non-employee director may elect to have the remaining $15,000 annual retainer paid in the form of performance units. The number of performance units is determined by dividing the amount of the total deferred retainer by the market value of the Company’s common stock on the grant date.

Under the Plan, 12,000,000 shares of the Company’s common stock became available to be issued or transferred to participants under the Plan, subject to a maximum of 8,000,000 shares for management incentive awards and for grants of restricted stock and performance units. These shares are in addition to shares previously granted by FMC Corporation and converted into 4,493,000 potentially issuable shares of the Company’s common stock. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options preserves the number of shares available for future awards and grants.

The following shows stock option activity for the year ended December 31, 2001:

	Number of Shares Optioned But Not Exercised	Weighted- Average Exercise Price Per Share
(Number of shares in thousands)
Granted concurrent with the initial public offering	2,387	$20.00
Forfeited	(24)	$20.00

December 31, 2001	2,363	$20.00

None of the options were exercisable at December 31, 2001, and the weighted-average remaining contractual life is 9.13 years.

At December 31, 2001, awards and options outstanding under the Plan were as follows:

	Number of Shares	Weighted-Average Exercise Price
(Number of shares in thousands)
Options issued to replace FMC Corporation options(1)	3,225	$16.02
Options granted concurrent with the initial public offering	2,363	$20.00
Non-employee director stock options	23	$19.41

Total Options	5,611	$17.63

Restricted stock awards	1,114
Non-employee director retainer shares and restricted stock units	83

Total Restricted Stock and Stock Units	1,197

Total Awards	6,808

(1)
Effective as of January 1, 2002, following the Distribution of FMC Corporation’s interest in the Company, certain employees of the Company who had held options to purchase FMC Corporation stock received replacement options to purchase stock of the Company at a ratio of 3.6170213 shares of the Company’s stock for each option to purchase FMC Corporation stock. For presentation purposes, these replacement stock options, representing 3,224,538 shares of the Company’s stock, are included in the disclosures herein but are excluded from diluted shares outstanding used in the calculation of diluted EPS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shares available for future awards at December 31, 2001, totaled approximately 9,600,000 shares.

Prior to adoption of the Plan, certain employees of the Company and certain employees of FMC Corporation who provided services to the Company were granted restricted stock and bonuses under the incentive compensation plans of FMC Corporation. Under these plans, the Company recognized expense of $8.0 million, $5.7 million and $6.8 million during the years ended December 31, 2001, 2000 and 1999, respectively.

The following tables summarize information about the stock options outstanding at December 31, 2001, including replacement stock options granted effective January 1, 2002:

	Options Outstanding
Range of Exercise Prices	Number Outstanding at December 31, 2001 (in thousands)	Weighted- Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share
$ 8.16–$ 8.61	70	3.6	$ 8.42
$12.44–$12.82	552	6.5	$12.76
$13.27–$13.84	819	7.6	$13.52
$15.97–$16.95	691	6.3	$16.77
$19.32–$19.66	993	5.4	$19.46
$20.00–$21.84	2,463	9.1	$20.02

Total	5,588	7.6	$17.70

	Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2001 (in thousands)	Weighted-Average Exercise Price Per Share
$ 8.16–$ 8.61	70	$ 8.42
$12.44–$12.82	552	$12.76
$15.97–$16.95	691	$16.77
$19.32–$19.66	993	$19.46
$21.84	3	$21.84

Total	2,309	$16.72

On January 2, 2002, additional options representing 456,000 shares became exercisable at a price per share of $13.27 with an expiration date of March 22, 2009.

The Company accounts for stock options under the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, no compensation cost has been recognized for such options. Had compensation cost been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and diluted earnings per share for the three years ended December 31, 2001, would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31
	2001	2000	1999
(In millions, except per share data)
Net income—as reported	$34.7	$67.9	$71.0
Net income—pro forma	$31.6	$66.6	$69.7
Diluted earnings per share—as reported(1)	$0.53
Diluted earnings per share—pro forma(1)	$0.48

(1)	Earnings per share information has not been presented for periods prior to 2001 because the Company’s capital structure during these periods was not comparable to its current capital structure.

These pro forma results include the expense associated with options awarded by FMC Corporation, which were subsequently replaced with options to purchase FMC Technologies common stock on January 1, 2002. Options awarded by the Company in 2001 were primarily granted in conjunction with the inception of the Plan and the initial public offering of the Company’s stock and may not be indicative of the level of future awards.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and the assumption for the expected life of five years, a risk free interest rate of approximately 5%, expected volatility of approximately 41% and a dividend yield of 0%.

The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2001, was $8.70.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13.    Stockholders’ Equity

The following is a summary of the Company’s capital stock activity over the past two years:

	Common Stock	Common Stock Held in Employee Benefit Trust
(Number of shares in thousands)
December 31, 1999	—	—
Issuance of stock to FMC Corporation	1	—

December 31, 2000	1	—
Initial public offering	11,050	—
Issuance of stock to FMC Corporation	53,949	—
Stock awards	91	—
Stock purchased for employee benefit trust	—	86

December 31, 2001	65,091	86

At December 31, 2001, FMC Technologies’ capital stock consisted of 195,000,000 authorized shares of $0.01 par value common stock and 12,000,000 shares of undesignated $0.01 par value preferred stock. At December 31, 2000, FMC Technologies’ capital stock consisted of 1,000 authorized, issued and outstanding shares of $0.01 par value common stock, all of which was owned by FMC Corporation. FMC Technologies’ common stock is traded on the New York Stock Exchange.

On December 7, 2001, the Company’s Board of Directors authorized the Company to repurchase up to 2,000,000 common shares in the open market for general corporate purposes. No shares had been repurchased as of December 31, 2001, under this authorization.

The Company’s profit sharing plan administrator purchases shares of FMC Technologies’ common stock on the open market from time to time for investment in a Company owned benefit plan trust. Such shares are accounted for in a manner similar to treasury stock and totaled 85,873 shares at December 31, 2001.

At December 31, 2001, 16,402,000 shares of unissued common stock were reserved for future and existing stock options and awards.

No cash dividends were paid on the Company’s common stock in 2001.

On June 7, 2001, the Board of Directors of the Company declared a dividend distribution to each recordholder of common stock of one Preferred Share Purchase Right for each share of common stock outstanding at that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of the Company, one one-hundredth of a share of Series A junior participating preferred stock, without par value, at a price of $95 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated June 5, 2001. The rights expire on June 6, 2011, unless redeemed by the Company at an earlier date. The redemption price of $0.01 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. The Company has reserved 800,000 shares of Series A junior participating preferred stock for possible issuance under the agreement.

Note 14.    Foreign Currency

The Company mitigates a substantial portion of its transactional exposure to variability in currency exchange rates by entering into foreign exchange forward contracts with third parties. Foreign currency exposures in 2001 were affected primarily by a weakening of the Swedish krona, Japanese yen, euro, and Brazilian real in relation to the U.S. dollar. There was no significant impact on the Company’s 2001 earnings as a direct result of sales or expenses denominated in foreign currencies.

In 2000, foreign currency transactional exposures were most affected by the weakening of the British pound, Norwegian krone and Swedish krona against the U.S. dollar. During 2000, the Company’s pre-tax earnings were negatively affected by approximately $6 million due to the impact of weaker European currencies (particularly the euro, Norwegian krone and Swedish krona) on the Company’s foreign currency-denominated sales, which was partly offset by the benefit of paying certain local operating costs in the same foreign currencies.

Exposures in 1999 were affected primarily by the weakening of the Norwegian krone and Swedish krona as well as the stronger Japanese yen in relation to the U.S. dollar. There was no significant impact on the Company’s earnings in 1999 as a direct result of sales or expenses denominated in foreign currencies.

Net income for 2001, 2000 and 1999 included aggregate foreign currency gains of $4.4 million, $4.5 million and $3.8 million, respectively.

The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to accumulated other comprehensive loss or to income for the years ended December 31:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
	2001	2000	1999
(Gains (losses) in millions)
Cash and cash equivalents	$(2.0)	$(1.6)	$9.8
Other working capital	(2.1)	(26.2)	(20.7)
Property, plant and equipment, net	(4.7)	(8.8)	(8.3)
Investments	(2.2)	0.7	6.3
Debt	0.3	(0.1)	0.7
Other	(16.6)	4.6	(24.9)

	$(27.3)	$(31.4)	$(37.1)

Other comprehensive loss	$(31.7)	$(35.9)	$(40.9)
Gain included in income	4.4	4.5	3.8

	$(27.3)	$(31.4)	$(37.1)

Note 15.    Financial Instruments and Risk Management

Derivative financial instruments—At December 31, 2001 and 2000, derivative financial instruments consisted primarily of foreign currency forward contracts and interest rate swap contracts. The Company uses derivative instruments to manage certain of its foreign exchange and interest rate risks. Company policy allows for the use of derivative financial instruments only for identifiable exposures and, therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profits.

With respect to foreign exchange rate risk, the Company’s objective is to limit potential losses in local currency-denominated earnings or cash flows from adverse foreign currency exchange rate movements. The Company’s foreign currency exposures arise from transactions denominated in a currency other than an entity’s functional currency, primarily anticipated purchases of raw materials or services and sales of finished product, and the settlement of receivables and payables. The primary currencies to which the Company and its affiliates are exposed include the euro, British pound, Brazilian real, Japanese yen, Norwegian krone, Swedish krona, Singapore dollar and U.S. dollar.

With respect to interest rate risk, the Company’s objectives are to limit its exposure to increases in market interest rates on floating rate debt.

Except in emerging markets where in-country trading is more efficient, contracts are executed centrally from the corporate office to minimize transaction costs on currency conversions and minimize losses due to adverse changes in debt or foreign currency markets. For anticipated transactions and debt obligations, the Company enters into external derivative contracts which individually correlate with each exposure in terms of currency and maturity, and the amount of the contract does not exceed the amount of the exposure being hedged. For foreign currency exposures recorded on the Company’s consolidated balance sheet, such as accounts receivable or payable, the Company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.

The Company assesses interest rate cash flow risk by continually monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions. The risk management control systems involve the use of techniques such as cash flow sensitivity analysis to estimate the expected impact of changes in interest rates on the Company’s future cash flows.

The Company primarily uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed-rate cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive earnings. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest affects earnings

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hedge ineffectiveness and the portion of derivative gains or losses excluded from assessments of hedge effectiveness related to the Company’s outstanding cash flow hedges and which were recorded in earnings during the year ended December 31, 2001, were less than $0.1 million. At December 31, 2001, the net deferred hedging loss in accumulated other comprehensive loss was $1.2 million, of which a net gain of $0.7 million is expected to be recognized in earnings during the twelve months ending December 31, 2002, at the time the underlying hedged transactions are realized, and a net loss of $1.9 million is expected to be recognized at various times from January 1, 2003, through November 30, 2009. At December 31, 2001, the Company had recognized the following amounts in the consolidated balance sheet representing the fair values of derivative instruments: $7.5 million in current assets, $1.0 million in non-current assets, $7.3 million in current liabilities and $4.1 million in non-current liabilities.

As of December 31, 2001, the Company held foreign exchange forward contracts with notional amounts of $299.9 million in which foreign currencies (primarily Norwegian krone, Singapore dollar, euro and British pound) were purchased and $231.5 million in which foreign currencies (primarily Norwegian krone, euro, Japanese yen, Swedish krona and Singapore dollar) were sold. As of December 31, 2000, the Company held foreign exchange forward contracts with notional amounts of $417.8 million in which foreign currencies (primarily Norwegian krone, Singapore dollar and British pound) were purchased, and $335.7 million in which foreign currencies (primarily Norwegian krone, Swedish krona, Singapore dollar and British pound) were sold. Notional amounts are used to measure the volume of derivative financial instruments and do not represent potential gains or losses on these agreements.

During September 1998, the Company entered into $33.0 million of forward contracts to offset risks associated with the portions of its Brazilian investments denominated in the Brazilian real. During the first quarter of 1999, the Brazilian real devalued. Losses from the decline in value of real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on these forward contracts.

Fair value disclosures—The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable, short- and long-term debt, as well as the carrying amounts included in investments, current liabilities and other liabilities that meet the definition of financial instruments, approximate fair value.

At December 31, 2001, the Company had entered into interest rate swap agreements with notional amounts of $150.0 million and fair value of $(3.1) million. At December 31, 2000, the Company had not entered into interest rate swap agreements.

Fair values relating to foreign exchange contracts were $1.4 million and $(18.7) million at December 31, 2001 and 2000, respectively, and reflect the estimated net amounts that the Company would (pay) receive if it terminated the contracts at the reporting date based on quoted market prices of comparable contracts at those dates.

Standby letters of credit and financial guarantees—In the ordinary course of business with customers, vendors and others, the Company is contingently liable for performance under letters of credit and other financial guarantees totaling approximately $80.8 million at December 31, 2001. The Company’s management does not believe it is practicable to estimate the fair values of these instruments and does not expect any losses from their resolution.

Note 16.    Relationship with FMC Corporation

As described in Note 1, FMC Technologies was a subsidiary of FMC Corporation until the Distribution of FMC Technologies’ common stock by FMC Corporation on December 31, 2001. As a subsidiary of FMC Corporation, FMC Technologies and FMC Corporation entered into a number of non-recurring transactions in order to effect the Separation and Distribution described in Note 1 and entered into other transactions with one another in the normal course of business. All of the key provisions of the Separation and Distribution are governed by the SDA, including identification of the assets transferred to and liabilities assumed by FMC Technologies at the time of the Separation and the allocation of certain operating and corporate costs between FMC Corporation and FMC Technologies during the periods prior to and following the Separation.

In addition to the capital transactions described in Note 1, FMC Technologies paid FMC Corporation a total of $23.0 million during 2001 under the terms of a “true up” required by the SDA entered into between FMC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Corporation and the Company. The “true up” calculation assumed that FMC Technologies was operating as an independent entity beginning January 1, 2001, and that the Company had debt, net of cash, on January 1, 2001, of $300.5 million after repurchasing $38.0 million of accounts receivable previously sold in connection with FMC Corporation’s accounts receivable financing program (Note 3). The amount paid reflects the terms of the “true up” through October 31, 2001, and is net of settlements of intercompany balances between FMC Corporation and the Company originating primarily from the payment or receipt of cash by FMC Corporation and/or the Company during the course of separating the companies’ banking, collection, benefit payment, payroll and other cash systems into two separate and independent systems. A final “true up” payment under the terms of the SDA will reflect additional activity through December 31, 2001, and amounts to $4.7 million due from FMC Corporation to the Company. A receivable for this amount is included in the December 31, 2001, consolidated financial statements. The total amounts paid to or to be received from FMC Corporation under the “true up” calculation are subject to final review by both parties.

Additionally, FMC Corporation and the Company agreed upon certain post-Separation adjustments to previous allocations of assets and liabilities and recorded a corresponding adjustment to the applicable assets, liabilities, and contribution of capital from FMC Corporation.

As described in Note 11, the Company established its own benefit plans for its employees during 2001, similar to FMC Corporation’s benefit plans, and assumed all obligations under FMC Corporation’s plans to employees and former employees allocated to FMC Technologies. During the periods prior to establishment of the new plans, FMC Technologies made contributions to FMC Corporation’s benefit plans or reimbursed FMC Corporation for the costs of benefits it provided to the Company’s employees. Amounts paid to FMC Corporation or contributed to FMC Corporation’s plans in 2001, 2000 and 1999 were $10.5 million, $4.3 million and $4.7 million, respectively.

For periods prior to the Distribution, FMC Corporation’s corporate expenses have been allocated between FMC Corporation and FMC Technologies on the basis described in Note 2. Payment for the net cost of such services incurred has been included in the “true up” payments and receivable described above.

As described in Note 9, through December 31, 2001, the Company’s operating results have been included in FMC Corporation’s U.S. consolidated income tax returns and in certain state and foreign tax returns of FMC Corporation and its domestic and foreign subsidiaries. At December 31, 2001, the net amount payable directly to FMC Corporation for Federal, state and foreign income taxes amounts to less than $1.0 million and is included in income taxes payable on the Company’s consolidated balance sheets.

In conjunction with the Separation, FMC Corporation and FMC Technologies entered into a Transition Services Agreement (“TSA”) under which employees of the Company are required to provide specific services to FMC Corporation, including those related to information technology, accounting, legal, cash management, risk management, human resources and real estate management. FMC Corporation is required to pay the Company for the services performed. Services to be performed under the TSA extend for various periods, all of which end on or by December 31, 2002. Payments billed or received by FMC Technologies in 2001 under the TSA were netted against the $23.0 million “true-up” payment in 2001 and are included in the $4.7 million due from FMC Corporation.

Prior to the Separation, FMC Corporation was the guarantor for certain obligations related to the businesses of FMC Technologies, including debt, surety bonds, performance guarantees, and letters of credit. At December 31, 2001, FMC Corporation’s contingent obligations on behalf of FMC Technologies amounted to $298 million and consisted primarily of parent company guarantees for FMC Technologies’ performance on sales contracts. Subsequent to December 31, the amount of these guarantees was reduced to $175 million. FMC Technologies has agreed to indemnify FMC Corporation if FMC Corporation is required to satisy those guarantees. In addition, the Company does not expect FMC Corporation to be required to perform under any of these guarantees. Under the SDA, FMC Corporation and FMC Technologies each indemnify the other party from all liabilities arising from their respective businesses or contracts, as well as from liabilities arising from the breach of the SDA.

FMC Corporation and the Company generally did not engage in intercompany commercial transactions, and there were no significant intercompany purchases, sales,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

receivables or payables in 2001, 2000 or 1999 from intercompany transactions of a commercial nature.

Note 17.    Commitments and Contingent Liabilities

FMC Technologies leases office space, plants and facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by FMC Technologies. Capital leases are not significant. Rent expense under operating leases amounted to $35.9 million, $29.3 million, and $24.5 million, in 2001, 2000 and 1999, respectively.

Minimum future rental payments under noncancelable leases aggregated approximately $113.4 million as of December 31, 2001, and are payable as follows: $25.7 million in 2002, $24.1 million in 2003, $22.6 million in 2004, $10.3 million in 2005, $7.9 million in 2006 and $22.8 million thereafter.

The Company also has certain other contingent liabilities arising from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. The Company’s management believes that the ultimate resolution of its known contingencies will not materially affect the consolidated financial position, results of operations or cash flows of FMC Technologies.

Note 18.    Segment Information

Segment revenue and operating profit—Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities and investments, income taxes, asset impairments and restructuring and other charges (Note 5), LIFO inventory adjustments and other expense, net.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
	2001	2000	1999
(In millions)
Revenue
Energy Production Systems	$725.9	$667.9	$785.2
Energy Processing Systems	400.0	370.7	348.5
Intercompany eliminations	(0.6)	(1.3)	(4.3)

Subtotal Energy Systems	1,125.3	1,037.3	1,129.4
FoodTech	512.9	573.3	537.3
Airport Systems	299.8	267.2	290.9
Intercompany eliminations	(10.1)	(2.6)	(4.5)

Total Revenue	$1,927.9	$1,875.2	$1,953.1

Income from Continuing Operations Before Income Taxes and the Cumulative Effect of a Change in Accounting Principle
Energy Production Systems	$41.1	$45.5	$64.8
Energy Processing Systems	30.8	26.9	32.3

Subtotal Energy Systems	71.9	72.4	97.1
FoodTech	39.6	53.8	50.3
Airport Systems	18.1	15.2	13.9

Total Segment Operating Profit	129.6	141.4	161.3
Corporate expenses(1)	(33.8)	(33.7)	(35.3)
Other expense, net(2)	(4.4)	(1.5)	(6.9)

Operating profit before asset impairments, restructuring and other charges, net interest income (expense), income taxes and the cumulative effect of a change in accounting principle	91.4	106.2	119.1
Asset impairments(3)	(1.3)	(1.5)	(6.0)
Restructuring and other charges(4)	(15.5)	(9.8)	(3.6)
Net interest income (expense)	(11.1)	(4.3)	0.5

Income from Continuing Operations Before Income Taxes and the Cumulative Effect of a Change in Accounting Principle	$63.5	$90.6	$110.0

(1)	Corporate expenses primarily include staff expenses.
(2)
Other expense, net, is comprised primarily of LIFO inventory adjustments, expenses related to pension and other postretirement employee benefits, and foreign currency related income or expense. In 2001, it also included noncash compensation expense related to the replacement of certain FMC Corporation restricted stock with FMC Technologies restricted stock in connection with the Company’s initial public offering.

(3)	Asset impairments in 2001 and 1999 relate to FoodTech. Asset impairments in 2000 relate to Energy Production Systems. (See Note 5).
(4)
Restructuring and other charges in 2001 relate to Energy Processing Systems ($5.1 million), Energy Production Systems ($1.1 million), FoodTech ($5.2 million), Airport Systems ($3.7 million), and Corporate ($0.4 million). Restructuring and other charges in 2000 relate to FoodTech ($8.0 million), Energy Production Systems ($1.4 million) and Corporate ($0.4 million). Restructuring and other charges in 1999 relate to Energy Processing Systems ($1.5 million), FoodTech ($1.1 million) and Corporate ($1.0 million). (See Note 5).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the approximate percentage of segment revenues derived from sales to single customers:

	Year Ended December 31
	2001	2000	1999
Energy Production Systems
Customer A	14.6%	26.5%	27.2%
Customer B	11.6%	6.1%	13.9%
Customer C	10.1%	11.0%	10.1%
Customer D	4.5%	14.5%	13.7%
Airport Systems
Customer E	13.8%	12.3%	8.4%

Segment Assets and Liabilities

	December 31
	2001	2000
(In millions)
Operating Capital Employed(1)
Energy Production Systems	$294.0	$243.3
Energy Processing Systems	249.0	261.8
Intercompany eliminations	—	(0.1)

Subtotal Energy Systems	543.0	505.0
FoodTech	300.5	334.7
Airport Systems	66.4	93.4

Total operating capital employed	909.9	933.1
Segment liabilities included in total operating capital employed(2)	507.4	446.6
Corporate items(3)	20.6	(6.0)

Total Assets	$1,437.9	$1,373.7

Segment Assets
Energy Production Systems	$483.9	$410.9
Energy Processing Systems	349.4	342.1
Intercompany eliminations	(1.1)	(0.9)

Subtotal Energy Systems	832.2	752.1
FoodTech	463.8	486.8
Airport Systems	121.3	140.8

Total segment assets	1,417.3	1,379.7
Corporate items(3)	20.6	(6.0)

Total Assets	$1,437.9	$1,373.7

(1)
FMC Technologies’ management views operating capital employed, which consists of assets, net of liabilities, reported by the Company’s operations (and excludes corporate items such as cash equivalents, debt, pension liabilities, income taxes and LIFO reserves), as a primary measure of segment capital.

(2)
Segment liabilities exclude substantially all debt, accrued and deferred income taxes, pension and other postretirement benefit liabilities, restructuring reserves, intercompany eliminations, reserves for discontinued operations and deferred gains on the sale and leaseback of equipment.

(3)
Corporate items include cash equivalents, LIFO reserves, deferred income tax benefits, eliminations of receivables between segments and Corporate, property, plant and equipment not attributable to a specific segment and, in 2000, credits relating to the sale of receivables of $38.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Segment Information

Geographic segment sales represent sales by location of the Company’s customers or their headquarters. Geographic segment long-lived assets include investments, net property, plant and equipment, and certain other non-current assets. Intangible assets of acquired companies are not reported by geographic segment.

Revenue

	Year Ended December 31
	2001	2000	1999
(In millions)
Third party revenue (by location of customer)
United States	$885.1	$734.7	$713.2
Norway	150.7	206.0	221.1
All other countries	892.1	934.5	1,018.8

Total Revenue	$1,927.9	$1,875.2	$1,953.1

Long-Lived Assets

	Year Ended December 31
	2001	2000	1999
(In millions)
United States	$198.4	$195.4	$210.9
Brazil	33.8	32.5	31.6
All other countries	88.1	71.8	101.7

Total Long-Lived Assets	$320.3	$299.7	$344.2

Other Business Segment Information

	Capital Expenditures Year Ended December 31,			Depreciation and Amortization Year Ended December 31,			Research and Development Expenses Year Ended December 31,
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	(In millions)
Energy Production Systems	$37.3	$14.7	$11.3	$18.0	$18.8	$18.6	$22.5	$25.3	$15.8
Energy Processing Systems	5.2	5.5	3.4	10.7	11.0	12.8	7.5	8.5	9.9

Subtotal Energy Systems	42.5	20.2	14.7	28.7	29.8	31.4	30.0	33.8	25.7
FoodTech	19.5	19.2	23.9	24.4	25.3	25.3	16.7	15.1	17.9
Airport Systems	2.6	2.6	2.2	2.9	2.9	2.9	8.2	7.8	8.2
Corporate	3.0	1.1	0.1	1.8	1.1	2.7	—	—	—

Total	$67.6	$43.1	$40.9	$57.8	$59.1	$62.3	$54.9	$56.7	$51.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19.    Quarterly Information (Unaudited)

	2001				2000
	1ST QTR	2ND QTR	3RD QTR	4TH QTR	1ST QTR	2ND QTR	3RD QTR	4TH QTR
(In millions except per share data and common stock prices)
Revenue	$429.4	$478.1	$474.0	$546.4	$441.9	$495.4	$452.6	$485.3

Income (loss) before the cumulative effect of a change in accounting principle	$(3.6)	$10.2	$11.4	$21.4	$9.6	$18.3	$16.8	$23.2
Cumulative effect of a change in accounting principle, net of income taxes	(4.7)	—	—	—	—	—	—	—

Net Income (Loss)	$(8.3)	$10.2	$11.4	$21.4	$9.6	$18.3	$16.8	$23.2

Basic earnings per common share(1)			$0.18	$0.33

Diluted earnings per common share(1)			$0.17	$0.32

Common stock price
High		$21.85	$19.80	$16.45
Low		$19.70	$11.50	$11.31

(1)
The Company’s capital structure prior to June 2001 (See Note 13) was not comparable to its current capital structure (which gives effect to the transactions discussed in Note 1); accordingly, earnings per share has not been presented for quarters ended prior to September 30, 2001.

FMC Technologies recorded asset impairment, restructuring and other charges of $10.5 million before tax ($6.5 million after tax) and $6.3 million before tax ($3.9 million after tax) in the first and third quarters of 2001, respectively. Third quarter 2001 charges included $8.3 million before tax ($5.1 million after tax) related to additional programs implemented in 2001 net of a reduction of $2.0 million in specific restructuring accruals recorded in the first quarter of 2001, reflecting both favorable changes in the underlying businesses and adjustments to cost estimates.

During 2001, the Company recorded non-recurring income tax charges related to the Separation of FMC Technologies’ worldwide entities from FMC Corporation and the repatriation of cash from certain non-U.S. entities relating to the Separation. These non-recurring income tax charges were recorded in the first, second and third quarter of 2001 and amounted to $3.3 million, $4.2 million and $1.4 million, respectively.

In the second quarter of 2000, the Company recorded asset impairments, restructuring and other charges totaling $11.3 million before tax ($6.9 million after tax).

Other items affecting quarterly results in 2001 and 2000 are described in Notes 1, 2, 3, 4, 10 and 16.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders,
FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and consolidated subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMC Technologies, Inc. and consolidated subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

[SIGNATURE]

KPMG LLP
Chicago, Illinois
January 24, 2002

MANAGEMENT’S REPORT ON FINANCIAL STATEMENTS

The consolidated financial statements and related information have been prepared by FMC Technologies, Inc.’s management, who are responsible for the integrity and objectivity of that information. Where appropriate, they reflect estimates based on judgments of management. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Financial information included elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

FMC Technologies, Inc. maintains a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance as to the reliability of financial records and the safeguarding of such assets. The system is maintained by the selection and training of qualified personnel, by establishing and communicating sound accounting and business policies and by an internal auditing program that evaluates the adequacy and effectiveness of such internal controls, policies and procedures.

The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the Company, meets regularly with management, with the Company’s internal auditors, and with the independent auditors to discuss their evaluation of internal accounting controls and the quality of financial reporting. Both the independent auditors and the internal auditors have direct access to the Audit Committee to discuss the results of their audits.

The Company’s independent auditors have been engaged to render an opinion on the consolidated financial statements. They review and make appropriate tests of the data included in the financial statements. As independent auditors, they also provide an objective, outside review of management’s performance in reporting operating results and financial condition.

[SIGNATURE]	[SIGNATURE]

William H. Schumann III	Ronald D. Mambu
Senior Vice President and Chief Financial Officer	Vice President and Controller

Chicago, Illinois
January 24, 2002

SELECTED HISTORICAL FINANCIAL DATA

	Year Ended December 31
	2001	2000	1999	1998	1997
					(Unaudited)
(In millions except per share data)
Consolidated Statements of Income Data
Revenue	$1,927.9	$1,875.2	$1,953.1	$2,185.5	$2,031.6
Cost of sales or services	1,489.1	1,421.1	1,479.8	1,669.3	1,551.1
Selling, general and administrative expenses	292.5	291.2	302.4	337.8	324.1
Research and development expenses	54.9	56.7	51.8	50.7	46.7
Asset impairments	1.3	1.5	6.0	—	27.0
Restructuring and other charges	15.5	9.8	3.6	—	27.9
Net interest (income) expense	11.1	4.3	(0.5)	1.9	3.8

Income from continuing operations before income taxes and the cumulative effect of a change in accounting principle	63.5	90.6	110.0	125.8	51.0
Provision for income taxes	24.1	22.7	33.5	38.6	20.7

Income from continuing operations before the cumulative effect of a change in accounting principle	$39.4	$67.9	$76.5	$87.2	$30.3

Net income	$34.7	$67.9	$71.0	$87.2	$30.3

Diluted earnings per common share(1)	$0.53

Other Financial Data
Pro forma income per share(2)(5)	$0.82	$0.97	$1.12	$1.21	$1.01
EBIT from continuing operations excluding significant non-recurring items(3)(5)	91.4	106.2	119.1	127.7	109.7
Depreciation	37.7	41.2	46.2	49.0	48.9
Amortization	20.1	17.9	16.1	17.6	18.6
EBITDA from continuing operations excluding significant non-recurring items(4)(5)	149.2	165.3	181.4	194.3	177.2
Operating working capital (at end of year)(6)	147.9	189.0	62.9	36.9	141.8
Segment operating capital employed (at end of year)(7)	909.9	933.1	809.7	855.8	979.9
Total assets (at end of year)	1,437.9	1,373.7	1,473.2	1,665.1	1,563.7
Long-term debt, less current portion (at end of year)	194.1	—	—	—	8.3
Net debt (at end of year)(8)	245.0	23.3	(28.1)	(2.0)	7.9
Capital expenditures	67.6	43.1	40.9	59.4	66.3
Order backlog (at end of year) (unaudited)(9)	960.7	644.3	840.6	1,133.9	988.8

(1)	Earnings per share information has not been presented for periods prior to 2001 because our capital structure during those periods was not comparable to our current capital structure.
(2)
Pro forma income per share for all periods was calculated assuming that diluted shares outstanding amounted to 66,000,000 and the income tax rate was 27%. Net interest expense for periods prior to June 2001 was calculated based on an interest rate of 6.0%, with $305.0 million of debt outstanding, based on the allocation of debt between FMC Technologies and FMC Corporation at the time of the initial public offering. For periods subsequent to our initial public offering, actual net interest expense was used. Pro forma income per share is based on income from continuing operations, excluding significant non-recurring items. Significant non-recurring items include asset impairments, restructuring and other charges, the cumulative effect of a change in accounting principle and, in 2001, non-recurring tax charges related to the separation of FMC Technologies’ worldwide entities from FMC Corporation.

(3)
EBIT from continuing operations excluding significant non-recurring items consists of income from continuing operations before net interest (income) expense, income taxes, the cumulative effect of a change in accounting principle, asset impairments and restructuring and other charges.

(4)
EBITDA from continuing operations excluding significant non-recurring items consists of income from continuing operations before net interest (income) expense, income taxes, the cumulative effect of a change in accounting principle, depreciation of property, plant and equipment, amortization of other long-term assets (primarily intangibles of acquired companies), asset impairments and restructuring and other charges.

(5)
Pro forma income per share, EBIT from continuing operations excluding significant non-recurring items, EBITDA from continuing operations excluding significant non-recurring items and segment operating capital employed are not measures of financial performance calculated in accordance with generally accepted accounting principles. These items should not be considered in isolation from, nor as a substitute for, earnings per share, net income, cash flow or stockholder’s equity prepared in accordance with generally accepted accounting principles nor as measures of profitability, liquidity or financial position.

(6)
Operating working capital consists of working capital excluding cash and cash equivalents, amounts due from FMC Corporation, short-term debt, the current portion of long-term debt, income tax balances, and the effect of the Company’s sale of accounts receivable.

(7)
Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate and other assets, which are principally cash equivalents; last-in, first-out inventory reserves; deferred income tax benefits; intercompany eliminations; property, plant and equipment not attributable to a specific segment and credits relating to the sale of receivables. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, restructuring reserves, intercompany eliminations, reserves for discontinued operations and deferred gains on the sale and leaseback of equipment. Our management views segment operating capital employed as a primary measure of segment capital.

(8)	Net debt consists of short-term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents.
(9)	Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

DIRECTORS AND OFFICERS

Board of Directors	Officers

Joseph H. Netherland Chairman, President and Chief Executive Officer, FMC Technologies, Inc.	Joseph H. Netherland* Chairman, President and Chief Executive Officer

Mike R. Bowlin(2) Retired Chairman, Atlantic Richfield Company	William H. Schumann III* Senior Vice President, Chief Financial Officer and Treasurer

B. A. Bridgewater, Jr.(2) Retired Chairman, President and Chief Executive Officer, Brown Group, Inc.	Charles H. Cannon, Jr.* Vice President—FMC FoodTech and FMC Airport Systems

Robert N. Burt(3) Retired Chairman and Chief Executive Officer, FMC Corporation	Jeffrey W. Carr* Vice President, General Counsel and Secretary

Thomas M. Hamilton(1) Chairman, President and Chief Executive Officer, EEX Corporation	Randall S. Ellis Vice President and Chief Information Officer

Asbjørn Larsen(1) Retired President and Chief Executive Officer, Saga Petroleum ASA	Peter D. Kinnear* Vice President—FMC Energy Systems

Edward J. Mooney(2) Retired Délégué Général-North America, Suez Lyonnaise des Eaux	Ronald D. Mambu* Vice President and Controller

William F. Reilly(1,3) Founder, PRIMEDIA Inc.; Founding Partner, Aurelian Communications	Michael W. Murray Vice President—Human Resources

James M. Ringler(1) Vice Chairman, Illinois Tool Works, Inc.	Robert L. Potter* Vice President—FMC Energy Systems

James R. Thompson(2) Former Governor of Illinois; Chairman, Chairman of the Executive Committee and Partner, Law Firm of Winston & Strawn	*Executive Officer

(1)	Audit Committee
(2)	Compensation and Organization Committee
(3)	Retires from the Board effective April 26, 2002

Stock Exchange

FMC Technologies, Inc. is listed on the New York Stock Exchange under the symbol FTI.

Annual Meeting

The Annual Meeting of Stockholders will be held on Friday, April 26, 2002, beginning at 2:00 p.m. at 200 East Randolph Drive, Chicago, Illinois. Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

Information Services

Information about FMC Technologies—including continually updated stock quotes, news and financial data—is available by visiting the Company’s Web site: www.fmctechnologies.com. An email alert service is provided under the Investor Relations section of the site. This service will provide an automatic alert, via email, each time a news release is posted to the site or a new filing is made with the U.S. Securities and Exchange Commission. Information also may be obtained by writing to the following address:

FMC Technologies Inc
Corporate Communications
1803 Gears Road
Houston TX 77067
281 591 4343

Investor Relations Contact Information

Investor Relations may be contacted at the following address:

FMC Technologies Inc
Investor Relations
200 East Randolph Drive
Chicago IL 60606
312 861 6414
281 591 4929

Stock Transfer Agent and Registrar

Address stockholder inquiries, including requests for stock transfers, to:

National City Bank
Corporate Trust Operations
PO Box 92301
Cleveland OH 44193-0900
Telephone 800 622 6757
Fax 216 257 8508
Email shareholder.inquiries@nationalcity.com

Form 10-K

A copy of the Company’s 2001 Annual Report to Stockholders on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available upon written request to:

FMC Technologies Inc
Corporate Communications
1803 Gears Road
Houston TX 77067

However, most information required under Parts II and III of Form 10-K has been incorporated by reference to the 2001 Annual Report to Stockholders or the 2001 proxy statement.

FMC Technologies was incorporated in Delaware in 2000.

[INSIDE BACK COVER OF ANNUAL REPORT]

[FMC Technologies LOGO]

FMC Technologies Inc

200 E Randolph Drive • Chicago IL 60601

1803 Gears Road • Houston TX 77067

www.fmctechnologies.com

[BACK COVER OF ANNUAL REPORT]