Form 10-K, Exhibit 13
period 2003-12-31
FMC TECHNOLOGIES INC
filed 2004-03-12
CIK 1135152

Exhibit 13.1

FMC Technologies

[GRAPHIC]

FMC Technologies, Inc. 2003 Annual Report

Growing Stronger

Diluted Earnings Per Share

[GRAPHIC]

2002 – Before the cumulative effect of an accounting change

2001 – Pro forma basis

Net Debt and Sale-Leaseback Obligations

[GRAPHIC]

All years at December 31.

Net debt consists of short-term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents.

2001 Pro Forma Basis

For 2001, diluted earnings per share of $0.82 and after-tax profit of $54.0 million are pro forma, non-GAAP measures. In the discussion on Page 2 relating to growth in earnings and earnings per share, the calculations are based on these 2001 pro forma, non-GAAP measures. Information about why the Company believes these measures provide useful information to investors, along with reconciliations to the most directly comparable financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”), are included in Management’s Discussion and Analysis of Financial Condition and Results of Operations –Consolidated Results of Operations – Use of Non-GAAP Financial Measures.

Corporate Profile

FMC Technologies, Inc. is a global leader providing mission-critical solutions, based on innovative, industry-leading technologies, for the energy, food processing and air transportation industries. The Company designs, manufactures and services sophisticated systems and products for its customers through its Energy Systems (comprising Energy Production Systems and Energy Processing Systems), FoodTech and Airport Systems businesses. FMC Technologies operates 32 manufacturing facilities in 16 countries.

About the Cover

The Princess project, in the deepwater Gulf of Mexico, is Shell’s first subsea project to employ 15,000 psi-rated equipment. This is the first installation of a subsea system developed with FMC Technologies’ industry-leading High Pressure/High Temperature technology. First production was achieved from the Princess project in late 2003.

Highlights

($ In millions, except per share data)
	2003	2002
Revenue (by location of customer):
United States	$871.1	$831.1
Norway	279.1	215.0
All other countries	1,156.9	1,025.4

Total revenue	$2,307.1	$2,071.5

Income (loss):
Income before the cumulative effect of an accounting change	$75.6	$64.1
Net income (loss)	$75.6	$(129.7)

Diluted earnings (loss) per share:
Income before the cumulative effect of an accounting change	$1.13	$0.96
Net income (loss)	$1.13	$(1.94)

Financial and other data:
Common stock price range	$24.60 – $17.94	$23.83 – $14.30

At December 31
Net debt (1)	$192.5	$202.5
Order backlog (2)	$1,258.3	$1,151.0
Number of employees	8,600	8,500
Number of stockholders of record	5,728	7,687

(1)	Net debt consists of short-term debt, long-term debt and the current portion of long-term debt, less cash and cash equivalents.

(2)	Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

1	FMC Technologies, Inc. 2003 Annual Report

From the Chairman and CEO

[GRAPHIC]

Joseph H. Netherland

Chairman, President and Chief Executive Officer

FMC Technologies

Results At A Glance

FMC Technologies is growing stronger. In 2003, we grew earnings 18 percent over 2002, and since our initial public offering (IPO) in 2001 we have averaged 17 percent growth annually in earnings per share. We continued to generate strong cash flow, which allowed us to reduce our net debt to $193 million at year end while investing $50 million for a controlling interest in CDS Engineering and eliminating $36 million of sale-lease-back obligations. Order backlog grew to a record high of $1.26 billion, primarily from strong subsea order inbound. We improved our global market positions through selective acquisitions, investments in technologies and building on our alliances with major customers.

Our track record since our IPO in 2001 shows that we are committed to continuous growth and high returns. We have consistently grown earnings per share. We have paid down debt and increased our return on investment to 14 percent. We have invested in our high-growth subsea portfolio, both internally and through acquisition. And FMC Technologies’ talented team of employees has prepared your company to meet the challenges of the 21st Century. Although 2003 was just FMC Technologies’ second full year of operations as a separate company, we are proud of our company and its record of achievements.

Growing Stronger Through Improved Financial Results

We are extremely pleased with our progress over the past three years and our results in 2003:

•	Since the formation of FMC Technologies, our growth in earnings per share has been strong: $0.82 in 2001 (pro forma), $0.96 in 2002, before the effect of an accounting change, and $1.13 in 2003. This is a 38 percent increase, compared to a 40 percent decrease in the earnings per share of the Oil Service Index (OSX), an index that includes many of our peer companies.

•	Overall revenues in 2003 of $2.3 billion were 11 percent above the prior year. Energy Systems’ revenues increased 17 percent to $1.57 billion. Revenues in FoodTech were up 6 percent and Airport Systems sales were down 9 percent.

•	Our strong cash flow generated from operations enabled us to conclude 2003 with debt, net of cash, down to $193 million. Since becoming a separately traded company in 2001, we have reduced our debt by $175 million, including debt allocated to us at the time of our spin-off and the elimination of certain sale-leaseback obligations.

•	At year-end 2003, our backlog reached a record high of $1.26 billion, up 9 percent over 2002, with all business segments achieving increased backlog. We have successfully capitalized on the secular growth trend in subsea, which accounted for our greatest backlog increase.

FMC Technologies, Inc. 2003 Annual Report	2

•	In 2003, revenues from our subsea business of $817 million grew 20 percent from 2002 revenues of $680 million – this was the second year of 20 percent or higher revenue growth.

•	Subsea orders in 2003 increased $150 million over 2002, resulting in a 41 percent market share in subsea tree inbound orders, as reported by Quest Offshore.

•	Since our IPO, we have continued to invest in our energy portfolio through both external acquisition and internal product development.

Strong Stock Performance

As measured by our stock price, 2003 was a positive year for FMC Technologies’ investors – including approximately 68 percent of our U.S. employees who own our stock. Our stock was up 14 percent for the year, ahead of the 8 percent increase in the OSX, but trailing the 26 percent increase in the S&P 500 Index.

Since our IPO in 2001, our stock is up 16.5 percent compared to a decline of almost 25 percent in the OSX and a decline of 14 percent in the S&P 500 Index during the same period. We are pleased with our stock’s performance relative to our peer group and believe we are positioned to benefit from any recovery in the OSX.

Strong Businesses

At the core of our success are industry-leading businesses, including our Energy Systems businesses, which accounted for approximately 68 percent of our 2003 total revenue, as well as our FoodTech and Airport Systems businesses. The strength of these businesses is the foundation for our growth. Throughout our history, we have practiced five essential principles that have consistently enabled us to build our industry-leading positions:

•	Listen to the customer,

•	Create solutions,

•	Innovate continuously,

•	Maximize value, and

•	Win with teamwork.

We improved our global market positions in 2003 by maintaining our portfolio of successful businesses, investing in selective acquisitions, developing advanced technologies and continuing the expansion of our alliances with major customers by offering solutions-oriented products and services. Our high market shares in our businesses reflect the application of these principles.

Strong Energy Technologies

In 2003, we continued to invest in the acquisition and development of technologies that will help build our future. Our technology development is driven by the needs of our customers and our commitment to provide them with the most effective solutions for their challenges.

In Energy Production Systems, our High Pressure/High Temperature subsea solution for both the Thunder Horse and Princess projects was an industry technology first, capable of operating under pressures of 15,000 psi and temperatures up to 350ºF. The challenges of supporting projects in ever-increasing water depths will continue to drive additional technology innovations.

We acquired a controlling interest in CDS Engineering, headquartered in the Netherlands, which has developed unique separation technology for the oil and gas industry. We believe this technology has the potential to advance our subsea processing capabilities. We are working closely with Statoil and Petrobras to develop our subsea processing technology.

We successfully introduced our riserless light well intervention technology developed for Statoil and continued to work on the development of an all-electric subsea production system. Riserless light well interventions are performed from dynamically positioned vessels, providing substantial savings over large, anchored drilling rigs designed for more complex operations. The all-electric subsea system will be simpler to operate than conventional systems, which rely on hydraulics.

We also formed a joint venture company, GTL MicroSystems, for the commercial development of gas-to-liquids technology. Our unique approach will enable small volumes of stranded and associated gas reserves to be monetized by converting them to liquid form with a small footprint plant that can be located on floating vessels, such as those operated by our joint venture company, MODEC International LLC.

In Energy Processing Systems, we are making a number of technology advancements in our measurement business, particularly with multiphase and ultrasonic metering. Multiphase metering promises to set new standards for operational efficiency, and our highly accurate ultrasonic meters feature advanced electronics for remote operation and diagnostics.

3	From the Chairman and CEO

Energy Systems Strength Drives Earnings Growth

Since our company’s formation, the driver behind our strength and growth in earnings has been our Energy Systems business – in particular, our subsea business within Energy Production Systems. Our subsea systems business again drove our 2003 results, supplemented by the improved performance of our surface wellhead and fluid control businesses, which benefited from increased drilling activity. Our results reflect successful execution of our strategy of forming alliances with the major oil companies, providing them with the mission-critical technology they need, and working with them to bring technical solutions on-line quickly and reliably.

Production and delivery of subsea trees and systems remained at high levels throughout 2003, especially for BP’s Thunder Horse, Shell’s Princess and Kerr-McGee’s Gunnison projects in the Gulf of Mexico, reflecting the continued success of our strategic alliances with these producers. We also provided subsea solutions for ExxonMobil’s Zafiro and Norsk Hydro’s Oseberg-J projects. However, a number of orders for subsea equipment were delayed in 2003 as many large projects, particularly offshore West Africa, experienced delays.

In our floating production business in 2003, we participated in the successful completion of projects such as Shell’s Bijupirá and Salema Floating Production, Storage and Offloading project offshore Brazil, the Esso Chad Floating Storage and Offloading project offshore Cameroon, and others. The Sonatrach contract for offloading petroleum in Algeria experienced some delays as the location of the buoys was changed to accommodate our customer’s requests.

Oilfield activity levels improved in 2003, which had a positive effect on most of our other Energy Systems businesses, especially surface wellhead in Energy Production Systems and fluid control in Energy Processing Systems, which are driven by rig activity. Rig counts in the United States were up about 24 percent in 2003 from 2002.

Inbound Orders

[GRAPHIC]

Order Backlog

[GRAPHIC]

All years at December 31.

FMC Technologies, Inc. 2003 Annual Report	4

Lost Workday Injuries and Illnesses

Per 100 Full-Time Workers

[GRAPHIC]

Total Recordable Injuries and Illnesses

Per 100 Full-Time Workers

[GRAPHIC]

Strengthening Economy Stimulates FoodTech’s Business

In 2003, our FoodTech business began to benefit from economic recovery in the United States, while experiencing strong demand in Asia and softening conditions in Europe. Meanwhile, we advanced the growth of our food-related equipment businesses in South America.

Food companies continued to consolidate during 2003. During the past few years, Pilgrim’s Pride acquired the poultry processing operations of ConAgra, and combinations were completed between IBP and Tyson, General Mills and Pillsbury, and Del Monte and Heinz.

Some food companies – especially in the United States – are cautiously proceeding with capital spending programs that they had previously deferred because of industry consolidation and cost containment. In 2003, we slowly began to experience the benefits of their resumption of capital investment activities.

Our industry-leading technologies and strong customer relationships have enabled us to work closely with our key customers in developing solutions for their food processing challenges, particularly in the critical area of food safety. This year, we introduced a new suite of control systems and software for processors, which will facilitate more product uniformity, traceability and safety. Our new generation GYRoCOMPACT® freezer introduced in late 2002 sets a new industry standard for hygienic design. Food safety remains a key issue for the industry and an opportunity for our FoodTech business to provide innovative solutions through the combination of industry-leading technology, products and services.

We also provided poultry, pork, beef and fish processors with highly efficient portioning technology through the introduction of our new, state-of-the-art DSI™ portioning systems. This has enabled us to expand our customer base for these systems in Europe, Asia and Latin America.

5	From the Chairman and CEO

Stronger Market Activity Benefits Airport Systems

We began to see some bottoming of trends affecting our commercial airline equipment business in 2003, and, as a result, we saw increased order activity for Jetway® passenger boarding bridges and ground support equipment. Most of the orders were from overseas airlines, air freight transporters, ground handling companies and municipalities.

Our Halvorsen program continued in 2003 but with fewer deliveries than in 2002. In late 2003, the Air Force secured additional Fiscal Year 2004 funding for the Halvorsen loader, and the 2004 order is the first step in taking the Halvorsen program beyond its original 264 units to the revised 618 unit requirement determined by the Air Force in early 2003.

During 2003 we continued our efforts to make appropriate adjustments to our product lines and cost structure. We believe we have weathered the bulk of a significant downturn in the airline and air freight industry and are positioned to take advantage of economic conditions as they improve. In 2003, we acquired the RampSnake® baggage loading system product line from SAS, parent company of Scandinavian Airlines. This technology targets the growing needs of the discount point-to-point carriers such as Southwest, JetBlue and others utilizing large fleets of narrow-body aircraft.

[GRAPHIC]

People And Principles

Our success is ultimately determined by our people and their commitment to customer support, quality, environmental protection and employee safety. Working with our customers and vendors, our employees develop technology, equipment and systems that serve our customers’ requirements. They make our alliances work. They create the solutions that meet customer needs. The job of our management team is to attract and retain talented and loyal team members, and we believe we have been successful in all of our businesses.

With our employees, we believe nothing is more important than providing them with a safe place to work. Our safety record is the best in the industry. We have demanding environmental, health and safety requirements in each of our businesses and an aggressive safety audit program. In our businesses, safety results are a key factor in management compensation.

We recognize that our reputation for integrity and ethical dealings is our most important asset. Trust is at the center of our relationships with our investors, employees, customers and vendors.

[GRAPHIC]

FMC Technologies, Inc. 2003 Annual Report	6

Throughout the organization, our employees are required to annually review and certify their acceptance of our ethics guidelines. These guidelines are available on our Web site. All of our employees have access to computerized training and a third-party administered hotline to report potential ethics violations. Although mindful of the risks presented by an organization with thousands of employees and a global reach, we believe that through leadership, training, vigilance and a strong ethical compass, we can preserve the trust we have worked so hard to earn among all of our stakeholders.

With all of our investors, customers and other stakeholders, we also know that we will be judged by our actions, not our words. At the top, our Board of Directors maintains strong Audit, Compensation, and Nominating and Governance Committees composed entirely of outside directors. Our Audit Committee oversees a rigorous financial control process throughout our company. Our Compensation Committee is dedicated to ensuring that our management team’s pay reflects our investors’ interests. The Company’s Nominating and Governance Committee provides oversight and guidance on director qualifications and our corporate governance practices. The charters for these committees and our Corporate Governance Principles are posted on our Web site, and I encourage you to review them.

[GRAPHIC]

Outlook For 2004

For 2004, we expect improvements in all of our segments. Based on the factors that we currently observe, we believe earnings will improve rather strongly for our Energy Processing Systems segment and slightly for Energy Production Systems, FoodTech and Airport Systems.

In Energy Production Systems, our fourth quarter backlog gives us a solid platform for 2004. We should benefit from a full year’s results of our separation systems business. Also, in early 2004 we signed a revised contract with Sonatrach for their oil loading project offshore Algeria, removing uncertainty from the contract’s scope and schedule. We expect a breakeven profit level on this contract. A few large subsea project awards continue to be delayed, and there is uncertainty about the impact that new owners will have on one of our subsea competitors.

In Energy Processing Systems, we expect to see increased demand from service companies for WECO®/Chiksan® products. We also anticipate continuing strong demand for marine loading arms used in liquefied natural gas (LNG) loading and unloading, where we have a leading market position.

In our FoodTech business, we anticipate the continuing recovery of our North American markets. We also believe this segment will benefit as food handling and food sterilization equipment continue on a positive trend.

In Airport Systems, we expect the commercial businesses will continue to benefit from gradual incremental volume improvements.

In summary, based on our solid backlog position entering the year, we expect earnings per share in 2004 to be in the vicinity of 10 percent higher than in 2003.

Our technology and market positions, combined with the outstanding capabilities of our employees, will continue to serve us well as FMC Technologies enters its third full year of operation as an independent company.

Sincerely,

/s/ Joseph H. Netherland

Joseph H. Netherland Chairman, President and Chief Executive Officer February 19, 2004

7	From the Chairman and CEO

From the CFO

We believe that shareholder value is increased by earning returns from our deployment of capital that exceed our cost of capital. Employing more capital at higher returns creates shareholder value. High returns on capital indicate that a business is well-managed and possesses advantages over its competition.

As you will read on the following pages, all of our businesses utilize technology to provide unique solutions to our customers. Additionally, we capitalize on high market shares and customer alliances to increase profits and reduce the capital we employ in our businesses. Also, a relentless attention to detail characterizes the way we manage our businesses – from satisfying customer requirements to managing inventories and supply chains to receiving customer payments.

We align our management compensation program with the goal of creating and increasing shareholder value. Our incentive compensation is based on increasing the net contribution from our businesses and growing earnings before interest, taxes, depreciation and amortization (EBITDA). We define net contribution as net income of a business unit, less a charge for the capital used in the business.

This methodology is used within each of our businesses to ensure consistent decision-making and incentives. Since our formation, we have been successful in growing our returns on investment, thereby increasing our net contribution. The charts to the right illustrate our progress compared with our peers in the oilfield service industry (OSX) and other industrial companies (S&P 500). During the two-year period presented, our EBITDA has grown significantly more than the S&P 500, while the OSX has declined. At the same time, our return on investment has outperformed both of these indices, delivering greater shareholder value.

Our ability to manage the businesses in this manner is based on the generation of timely, accurate financial information. While our company is fairly new, we have inherited a strong financial control culture. That culture begins at the top of the organization and is reinforced by financial control systems and internal audits.

In a year when the Sarbanes-Oxley legislation impacted many aspects of U.S. corporations, the finance function was probably impacted the most. During 2003, we spent considerable resources documenting and testing the effectiveness of our internal financial control systems to comply with Section 404 of the Sarbanes-Oxley Act. The results of our testing procedures indicate that we are compliant with the new regulations. Our commitment to ensuring strong financial controls and credible financial statements is an integral part of our goal of increasing shareholder value.

[GRAPHIC]

William H. Schumann, III

Senior Vice President,

Chief Financial Officer and Treasurer

FMC Technologies

FMC Technologies, Inc. 2003 Annual Report	8

Return on Investment

[GRAPHIC]

Return on Investment (ROI) is calculated as income before the cumulative effect of changes in accounting principles plus after-tax interest expense as a percentage of total average debt and equity. The calculation of 2001 ROI uses after-tax profit on a pro forma basis, which is a non-GAAP measure. See Selected Historical Financial Data.

EBITDA Growth

[GRAPHIC]

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP measure. See Selected Historical Financial Data.

Corporate Governance

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize stockholder value in a manner that is consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance principles which the Board and senior management believe promote this purpose, are sound and represent best practices. We continually review these governance practices, the corporate laws of the State of Delaware under which we were incorporated, the rules and listing standards of the New York Stock Exchange and Securities and Exchange Commission regulations, as well as best practices recognized by governance authorities.

Further information about FMC Technologies’ corporate governance processes and practices can be found on our Web site: www.fmctechnologies.com. Our Web site also contains information about the following topics related to corporate governance:

•	Board of Directors – member names and related information

•	Committees of the Board – Audit Committee, Compensation Committee, Nominating and Governance Committee

•	Board Committee Charters

•	Corporate Governance Principles

•	Code of Business Conduct and Ethics

9	From the CFO

Our Businesses

[GRAPHIC]

[GRAPHIC]

Peter D. Kinnear

Vice President

Energy Production Systems

Our focus is on providing excellent technology in a way that is cost efficient for our customers, with outstanding execution, on-time delivery, great reliability and safety. We keep our alliance partners and long-term customers by continuing to focus on those factors.

While we tend to talk a lot about the major producers with whom we have alliances, all our customers are important. Whether a project involves a single tree or the most complex multi-well project with manifolds and sophisticated controls, we apply our capabilities and resources to provide the customer’s solution.

Technology is one of our most important competitive strengths. The advancement of our technology is driven by customer needs and requirements. We also have an outstanding safety record, another of our competitive strengths. We are highly regarded throughout the industry for our safety performance, and safety is a very important factor when major producers select a supplier.

In 2004, we will continue to focus on the equipment, technology and service needs of our customers. We will execute our projects – deliver on time, provide solid engineering solutions and offer outstanding installation and safety. We will focus on ways to further reduce our costs and will take further steps in our efforts to globalize our engineering capabilities.

Following the scheduled SAP implementation in Houston in 2004, all of our major locations will be able to run on one common ERP (Enterprise Resource Planning) system worldwide. This will allow more standardized approaches in managing our business and will help reduce costs.

West Africa is the greatest potential growth area for our subsea business. Operators there have found very prolific offshore wells that are conducive to a subsea solution, with a floating production vessel or Spar serving as the host facility.

FMC Technologies, Inc. 2003 Annual Report	10

The primary challenge in West Africa will not be of a technological nature due to water depth. The water depth offshore West Africa is typically 3,000 to 4,000 feet, which is not nearly as great as the depths being encountered in the Gulf of Mexico. Requirements for local sourcing will pose one of the biggest challenges, necessitating that we incorporate more local content, in a cost-competitive manner, into the solutions we provide.

[GRAPHIC]

In the West Africa region in 2003, we supplied systems for ExxonMobil’s Zafiro project.

energy production systems

The creation of innovative technology solutions for increasingly deep and technically challenging subsea environments has provided a significant competitive advantage for our Energy Production Systems business. The ongoing development of large offshore oilfields, coupled with our expertise and technical capabilities in subsea production systems, continues to drive the growth of our energy businesses.

The most significant and sophisticated subsea technology delivered by Energy Production Systems in 2003 was the High Pressure/High Temperature (HP/HT) solution developed for BP’s Thunder Horse project and also implemented in Shell’s Princess project. This technology was specifically designed for water depths as great as 10,000 feet. At that depth, production equipment has to be able to withstand extreme pressures and temperatures. Our HP/HT subsea tree is the first vertical subsea tree in the industry designed to handle production pressures of 15,000 psi and temperatures of 350ºF, in ultra-deep waters. Princess is Shell’s first subsea project to employ 15,000 psi-rated equipment.

11	Energy Production Systems

[GRAPHIC]

A number of subsea systems for our North Sea and West Africa projects were supplied from our Dunfermline, Scotland, facilities in 2003.

The HP/HT solution we developed and delivered for Thunder Horse included the world’s first 15,000 psi open-water riser system rated to 10,000 feet of water depth. The system was designed to resist material fatigue by dealing with a wide range of changing forces, such as ocean currents, water pressure, vessel motions and wave actions, over long periods of time. Additionally, by employing a highly sophisticated control system, the riser is designed to facilitate multiple operations – completion, well testing, intervention and workover – on a large number of wells in succession, while affording a high degree of safety and protection for the environment.

We took another step forward in 2003 to advance our research and development efforts relating to subsea processing with the acquisition of a controlling interest in CDS Engineering. We acquired 55 percent ownership in CDS, with a commitment to purchase the remaining 45 percent in 2009. We believe CDS’ success in oil, gas and water separation technologies, operating on offshore platforms and Floating Production, Storage and Offloading (FPSO) vessels, is a good addition to our portfolio of capabilities. Further, CDS’ industry-leading separation technologies will complement our subsea processing efforts and should enable us to develop that technology more rapidly.

Subsea processing is an emerging technology in the industry, because it offers considerable benefits. First, it can significantly reduce the capital investment required for floating vessels or platforms, since the integration of processing capabilities will not be required. Also, if separation is performed on the seabed, the hydrostatic pressure of the fluid going from the seabed to the surface is alleviated. This allows the well to flow more efficiently, accelerating production and enabling higher recoveries from the subsea reservoir.

Revenue

[GRAPHIC]

Energy Production Systems’ 2003 sales of $1.14B grew 21% from 2002, on the strength of the subsea business, which has grown significantly over the past several years.

Subsea sales were $494M in 2001 and grew to $817M in 2003, a 65% increase over the two-year period.

Our surface wellhead and floating production systems businesses also grew in 2003. Surface wellhead sales grew 20% as rig count increases drove higher activity in the business. Floating production systems sales grew 24%, as we executed several new orders.

Operating Profit

[GRAPHIC]

Energy Production Systems’ profit of $66M improved 31% from 2002. Operating margins improved to 5.8% of sales, as margins in both the surface wellhead and subsea businesses improved in 2003. Margins in floating production systems were lower year-over-year, due to the impact of the sales to Sonatrach of $53M at a breakeven level.

FMC Technologies, Inc. 2003 Annual Report	12

[GRAPHIC]

A test rig is used at GTL MicroSystems to help develop Gas-To-Liquids technology.

Another technology development in which we played a significant role in 2003 is Riserless Light Well Intervention (RLWI). This technology was developed over a three-year period by FMC Technologies in conjunction with Statoil and Prosafe. In 2003, the reliability and operational success of RLWI was proven through operations on Statoil’s Statfjord North, Asgard and Visund fields in the North Sea. We believe that by enabling intervention into the subsea well from a dynamically positioned vessel, this technology is capable of substantially reducing the cost of subsea intervention over conventional methods. In addition to reducing operating costs, RLWI also extends the producing life of the well and improves recovery rates from subsea fields.

Our continuing efforts to develop innovative technologies also led us to form a joint venture company, GTL MicroSystems, with United Kingdom-based Accentus plc, a subsidiary of AEA Technology plc, for the commercial development of Gas-To-Liquids (GTL) technology. We have a majority ownership interest in the joint venture. A significant portion of the world’s natural gas exists in small, stranded reserves or is associated with oil production. These reserves are difficult to exploit economically using current GTL or liquefied natural gas (LNG) technology. However, GTL MicroSystems believes its technology will allow commercial extraction of gas reserves as small as 10 million standard cubic feet per day, which is the equivalent of 1,000 barrels per day, at lower per-barrel capital costs than those of traditional, large-scale plants.

We also continued to add to our strategic customer alliances in 2003. In addition to our existing agreements with BP and Shell in the Gulf of Mexico and Norsk Hydro and Statoil in the North Sea, we entered into an alliance with Kerr-McGee for their subsea projects in the Gulf of Mexico and were chosen as a preferred supplier by Woodside Energy, one of the most active subsea producers in the Far East.

Inbound Orders / Order Backlog

[GRAPHIC]

Energy Production Systems’ inbound orders were $3M above 2002 levels as the 20% increase in subsea project awards year-over-year exceeded the large inbound in 2002 for the $240M Sonatrach contract.

We delivered record subsea inbound of $888M in 2003. Our subsea inbound is 74% of Energy Production Systems’ 2003 inbound orders.

Capital Employed

[GRAPHIC]

All years at December 31.

Energy Production Systems’ capital employed increased $59M, primarily as a result of the acquisition of CDS Engineering; however, utilization of that capital improved. Operating working capital improvements were realized in the subsea business. Increases in capital expenditures for internal subsea development and increases in capital associated with the weaker U.S. dollar offset operating working capital reductions.

13	Energy Production Systems

Our agreement with Woodside Energy – the first of its type in the Australian region – was achieved through an effort involving our team members in Norway, Singapore and Australia. The agreement is for five years, with options for extension. It covers the supply and support of subsea systems, including wellheads, subsea trees, subsea controls, manifolds and flowline tie-in and intervention systems, as well as engineering and life-of-field services. The agreement covers Woodside Energy’s requirements for future subsea oil and gas developments, initially offshore Australia, but with potential for global application. Woodside Energy anticipates the agreement will help them realize significant savings through the standardization of subsea technology for use across a range of offshore projects that are in development.

Our initial project under the Woodside Energy preferred supplier agreement was Woodside Energy’s Enfield project, a major development offshore Western Australia. This agreement includes 13 subsea trees, production controls, associated systems and technical services related to installation and startup.

West Africa is our largest potential growth area, and in 2003 our subsea and floating production systems businesses received a large order in that region from CNR International. We signed an agreement with CNR International to supply subsea and mooring systems for the Baobab project offshore Ivory Coast. The project includes our supply of 12 subsea trees and associated structures, four manifolds and production control systems, connection systems for flowlines and umbilicals, and an external turret mooring system that will connect the subsea manifolds to an FPSO vessel.

Also in the West Africa region, we continued to supply equipment and services to a subsidiary of ExxonMobil for a project offshore Equatorial Guinea. Subsea systems work continues for Mobil Equatorial Guinea’s Zafiro Southern Expansion Area project. Our floating systems business also was chosen last year to supply a mooring system for the Kizomba B project offshore Angola. We also continued to supply equipment and services for extensions from Total’s Girassol field development offshore Angola.

In 2003, we continued activities in Brazilian waters as well. We delivered five subsea production manifolds and a pipeline end termination structure for Shell’s Bijupirá and Salema project offshore Brazil. Additionally, our joint venture partner, MODEC International LLC, provided the FPSO for this project on time and on budget. We also continued to supply subsea equipment and services to our

[GRAPHIC]

In 2003, we acquired a controlling interest in CDS Engineering, a provider of industry-leading oil, gas and water separation technologies.

FMC Technologies, Inc. 2003 Annual Report	14

[GRAPHIC]

longstanding customer, Petrobras. We supplied Petrobras with drill pipe risers, used in drilling and completion operations, a complement to our traditional subsea systems technology. Petrobras has been one of our major customers since the inception of subsea technology.

In the North Sea region, we continued to receive subsea system orders under our frame agreement with Norsk Hydro. We signed an agreement with Norsk Hydro to supply subsea systems and related services for the first phase development of the Ormen Lange field in the North Sea. The Ormen Lange field is the largest undeveloped gas field on the Norwegian Continental Shelf. Our agreement covers eight subsea trees and related equipment, as well as an option for additional subsea systems for later phases of development. We also signed agreements to supply subsea systems for Norsk Hydro’s Oseberg-J and Oseberg Vestflanken projects in the North Sea. We also formed a company, FieldCare, with Statoil, to provide subsea life-of-field maintenance services in the North Sea region.

A number of subsea developments we supplied achieved first oil production in 2003. Shell’s Na Kika, Princess and Habanero projects, as well as Kerr-McGee’s Gunnison project, all in the deepwater Gulf of Mexico, produced first oil in 2003. In addition, Shell’s Bijupirá and Salema project, offshore Brazil, achieved first production in the latter part of the year.

We also achieved success in 2003 in the market for jack-up rigs operating in shallow water. These are used primarily by the independent oil and gas companies. For these customers, we supplied shallow water subsea trees, designed for about 300 feet or so of water depth. These were employed primarily in the Gulf of Mexico, as well as in some international locations.

In our surface wellhead business, we supplied well systems for a number of offshore platforms, Spars and Tension Leg Platforms (TLP). The surface wellhead business won an alliance with Anadarko Petroleum for its offshore platform work in the Gulf of Mexico. Internationally, our surface wellhead business supplied the Abu Dhabi National Oil Company and the Abu Dhabi Company for Onshore Oil Operations, in the United Arab Emirates, under multi-year contracts. We also supplied surface wellheads to Saudi Aramco under a multi-year contract.

15	Energy Production Systems

[GRAPHIC]

[GRAPHIC]

Robert L. Potter

Vice President

Energy Processing Systems

In mature markets, our technology separates us from the competition and helps us maintain strong leadership positions. Our market-leading technologies enable us to add value to our customers’ operations. We not only provide performance enhancements, we also provide technology that lowers costs – and we share the benefits with our customers. For example, our fluid control business’ investments in triple step swivel joints and ULT plug valves have created performance characteristics that exceed the competition’s products by a factor of two or three times. The end user of those products gets the benefit of advanced technology and operational longevity at competitive prices – that is a great economic benefit for our customers, which keeps us competitively strong. We offer additional benefits to our customers by combining technologies across our product lines.

Growing demand for electricity is providing impetus for the growth of our businesses. Much of the power generation needed to satisfy future demand is expected to be fueled by natural gas, including LNG, and our businesses are involved in making this fuel available. We supply high-pressure fittings and valves for well construction and stimulation, metering systems for the natural gas pipeline infrastructure, and loading systems for LNG terminals. However, power generation demand is expected to exceed available supplies of natural gas, thereby requiring coal as an additional fuel source. That should help increase the market opportunities for our material handling systems, which are used to support coal-fired power generation facilities.

As demand for LNG grows, we believe that our leadership position in LNG loading systems technology worldwide should continue to grow, particularly in offshore and constant motion LNG transfer applications. We have the mooring technology in Energy Production Systems’ floating production systems business and the fluid handling components in our loading systems business. The combination of those

FMC Technologies, Inc. 2003 Annual Report	16

gives us an impressive portfolio to support offshore transfer LNG applications.

Our overall strategies include executing effectively, maintaining superior technology and carefully managing our business investment, thereby generating acceptable returns and growing our businesses. We will grow by introducing new products, penetrating new markets and investing in those businesses with the highest incremental margins.

[GRAPHIC]

In 2003, a number of LNG loading systems were installed worldwide, including these at the Bilbao Terminal in Spain for Technigaz.

energy processing systems

Energy Processing Systems consists of four businesses – measurement solutions, loading systems, blending and transfer systems, and fluid control – each of which provides industry-leading technology primarily focused on infrastructure replacement or expansion to support existing or new production and/or refined products. Our market strength is enhanced by the ability to combine various technologies to satisfy the broader scope required by our larger, more sophisticated customers.

In measurement solutions, the core business focuses on high accuracy, custody transfer applications utilizing industry-leading metering technologies for both liquid and gas. These technologies, combined with advanced electronic and controls capabilities, position us as one of the leading suppliers of large, sophisticated measurement systems used on pipelines and in terminals around the world.

We continue to make investments in emerging measurement technologies such as ultrasonic and multiphase flow meters. We are one of a few suppliers of multi-path, ultrasonic flow meters for custody transfer of natural gas. We have

17	Energy Processing Systems

established a relationship with a subsidiary of Gazprom, the Russian gas producing company, to produce and market these meters to our Russian customers.

Traditionally, quantities of produced oil, gas and liquids from a well have to be separated in order to measure them. Multiphase meters simultaneously measure all three. In cooperation with our Norwegian partner, FlowSys, we have begun to make significant progress producing and manufacturing non-radioactive source, multiphase meters for a wide range of applications, replacing traditional separation and test technology. In recent tests on the North Slope of Alaska, the meter outperformed competitive alternatives and is positioned for a broader transition to multiphase technology in 2004.

We are the world’s leading supplier of loading systems for marine and truck/railcar applications. Our Chiksan® technology is utilized throughout the world in the most demanding applications, including the loading and offloading of LNG. The heart of the LNG loading system is swivel technology. Our LNG loading arms incorporate the most thoroughly tested swivel technology in the industry, having withstood several million cycles to meet industry standards for loading arms installed in exposed locations. In 2003, we also introduced an advanced emergency release system and hydraulic coupler, designed to help promote reliable and safe loading/offloading operations.

In 2003, our loading systems business supplied a number of systems in various locations worldwide. We received major loading system orders for LNG terminals in Norway, the United Kingdom, India and Nigeria. We also supplied loading systems for crude oil pipeline and refinery applications in North America, the Middle East and Russia. Loading systems for integrated projects, incorporating both marine terminals and trucks/railcars, were supplied in the Middle East and Eastern Europe.

[GRAPHIC]

Our fluid control business’ asset management system helps customers manage their high-pressure flowline assets.

Revenue

[GRAPHIC]

Energy Processing Systems’ 2003 sales of $432M improved 9% over 2002.

Sales improvements resulted from increased demand for WECO®/Chiksan® products and measurement solutions and the impact of foreign exchange. While our businesses that cycle with rig count did not respond as quickly as we would have hoped to the rig count improvements in 2003, we expect they will benefit from increased rig activity in 2004.

Operating Profit

[GRAPHIC]

Energy Processing Systems’ operating profit of $30M improved 12% over 2002. Operating profit improvements were driven by the demand from service companies and margin improvements in measurement solutions. Overall margins improved in the segment on the strength of our WECO®/Chiksan® product lines.

FMC Technologies, Inc. 2003 Annual Report	18

Our blending and transfer business has established a strong position with major lubricant producers, such as ExxonMobil, providing the hardware and controls that compose the core blending package. In 2003, this business moved beyond its lubricant industry focus into gasoline blending and optimization. Initial orders in Romania with Rompetrol and the state-owned oil company, Petrom, have led to numerous additional opportunities in Eastern Europe and Russia. We continue to work closely with the U.S. Trade Development Agency to identify commercial projects that can be supported with funding from U.S. sources.

Within blending and transfer, our material handling business provides conveying equipment and systems used primarily in the coal industry. In 2003, we signed an agreement with Bechtel Power Corporation for the design and supply of a coal handling system for a 400-megawatt power plant, adjacent to Tucson Electric Power’s Springerville, Arizona, generating station. The coal handling system, which will be designed to handle Powder River Basin coals as well as local coal, will include unloading, transfer, conveying and crushing equipment as well as dust collection and control systems. Several other projects for coal-fired power plant projects remain active in the U.S. to support growing power generation needs.

Our fluid control business is the world’s leading supplier of high-pressure fittings and valves utilized by major oilfield service companies, such as Schlumberger, BJ Services and Halliburton, for well construction and stimulation activities. The business typically tracks closely with variations in active rigs throughout the world. This resulted in solid performance in 2003 and gives the business a positive outlook for 2004. We add value for our fluid control customers with our asset management capabilities, and we are introducing a new asset management software system in 2004. The new software will give us greater ability to extract data for the purpose of helping our fluid control customers manage and more effectively utilize their high-pressure flowline assets. Additionally, our asset management activities give us insight into the equipment use and needs of our fluid control customers.

Fluid control also is a leading supplier of high-pressure, compact manifolds used primarily on offshore production facilities where weight and space are at a premium. This portion of the business was active in 2003, including the supply of surface manifold systems for major offshore projects such as Kizomba B in West Africa, Su Tu Den in Vietnam, Kiari and Canteen in Trinidad and P-50 for Petrobras in Brazil.

Within fluid control, we expanded our reciprocating pump product line to include models suited for higher pressures and capacities more frequently used in the oil and gas industry. This enabled us to receive orders for a number of projects worldwide, with applications including blowout prevention, closed drain, chemical injection, crude oil transfer, water disposal, glycol injection and methanol systems. Our success in these efforts in 2003 positions us for additional growth in this product line in 2004.

Inbound Orders / Order Backlog

[GRAPHIC]

Energy Processing Systems recorded inbound of $459M in 2003, versus 2002 inbound of $400M. The 15% increase is due in large part to increased service company and marine loading arm demand. Our measurement solutions and material handling businesses also recorded increased orders.

Backlog of $137M at year-end 2003 was 25% above 2002 year-end levels.

Capital Employed

[GRAPHIC]

All years at December 31.

In Energy Processing, the carrying amount of goodwill was reduced by a $98M impairment loss recognized upon adoption of an accounting standard during 2002. In 2003, capital employed increased $12M over 2002 levels, due to the retirement of certain sale-leaseback obligations that increased our fixed assets but reduced overall costs. We saw increases in our operating working capital driven by higher fourth quarter 2003 sales.

19	Energy Processing Systems

[GRAPHIC]

[GRAPHIC]

Charles H. Cannon, Jr.

Vice President

FoodTech and

Airport Systems

Our strategy is to offer our customers solutions, not just equipment. We focus on solving customer problems and providing the service to keep the solutions in place.

The food processing industry is predominantly centered in North America and Western Europe. In terms of our growth, a great deal of it will be in Russia, Latin America and Asia.

When the economy and our customers do well, our business also prospers. We were affected by the economic downturn in the United States in 2001 and 2002. In 2003, the U.S. economy recovered somewhat, but food processing markets softened in Europe. We believe conditions will improve in 2004.

With customers, we typically work in a multi-function, multi-level manner. We get involved with procurement, engineering and other functions with the customers. We help them determine what they need and when they need it to produce an effective solution in a timely manner.

Technology is very important to our business. It allows us to provide a differentiated solution, although service can also play a major role. We provide high quality, robust and reliable solutions for our customers’ challenges. Our technology enables customers to have higher yields, more throughput, lower costs, and support for dealing with their food safety issues.

Our strategy for 2004 is to redouble our efforts to become our customers’ most valued supplier. In addition, we are developing plans to reduce product costs continuously. This is especially important to our customers who operate within an increasingly competitive business environment. Given FoodTech’s leading market positions and large installed base, our goal is to be the first

FMC Technologies, Inc. 2003 Annual Report	20

contact that customers around the world make when they want a high quality, reliable solution to their food processing challenges.

[GRAPHIC]

Our LINKTM Line Control and Process Analysis solution provides a number of benefits to help our poultry processing customers with their food safety concerns.

foodtech

Since the formation of FMC FoodTech, we have focused on market leadership, technological innovation and building our global position. Significant advances in this strategy were made in 2003, and we have become the solutions provider of choice for a large portion of the global food industry. We provide state-of-the-art products across all our product lines due to consistent strategic investments in technology development. Our global position is established, with strong foundations in North America and Europe. We also have leadership positions in Asian and Latin American markets, and we anticipate continuing growth in these regions.

FoodTech’s technologies and systems are used to process and preserve fruit juices, tomatoes, milk, ready-to-serve meals, bakery products and protein. We maintain leading positions in processing, freezing and sterilization technologies and an equipment base of over 10,000 installations. Our equipment processes more than 75 percent of the citrus juice globally, freezes over half of the world’s frozen foods and sterilizes nearly half of the world’s in-container sterilized foods.

21	FoodTech

Our process knowledge, applications expertise and systems capability enable us to provide outstanding service to our customers. In addition, we offer retrofit kits to continuously upgrade and improve the performance of our installed equipment. Our capability of sourcing from multiple locations around the world helps us to respond to the market conditions that affect the industries we serve.

We are rapidly strengthening our position in growth markets such as Latin America and Asia by leveraging existing regional positions and the strength of our technical and service resources to transfer technology. For example, we expanded our capability to produce Stein™ equipment and complete processing lines in Brazil to capitalize on the growth opportunities in that market. Similarly, we are expanding our regional capabilities in sterilization systems to support our regional customers’ needs.

Other achievements in Latin America include our receipt of several orders for GYRoCOMPACT® and ADVANTEC™ freezers for fish applications in Chile. Additionally, FMC FoodTech advanced its position in Brazil with batch retort sterilizers designed for beef and tuna exports. Also, Bertin Alimentos, the largest regional beef processor in Brazil, chose FoodTech as the preferred supplier for their new sterilization project, with equipment deliveries scheduled to begin in 2004.

We also are a leading solutions provider in the Asia Pacific region with strong positions in Australia, New Zealand, China, Japan, the Philippines, Thailand and Vietnam. We have more than 50 fish and seafood installations in Vietnam alone.

[GRAPHIC]

FMC FoodTech’s DSI 624 Portioners™ are used at Pilgrim’s Pride facilities to meet the exacting requirements for waterjet portioning of Wendy’s Homestyle Chicken Strips. Pilgrim’s Pride is a major poultry supplier to Wendy’s.

Revenue

[GRAPHIC]

Our FoodTech segment was well positioned to perform as the economy improved and industry consolidation slowed. We did not believe the food processing industry would see much growth in 2003; consequently, we anticipated that FoodTech’s performance would be flat.

However, our FoodTech business reported higher revenues and operating profit slightly above 2002 performance.

FoodTech’s sales in 2003 of $525M increased 6% from 2002, primarily due to favorable currency exchange rates.

Operating Profit

[GRAPHIC]

FoodTech’s operating profit of $44M for 2003 was slightly above the prior year’s. Favorable foreign exchange and the absence of expenses for cost reduction initiatives incurred in 2002 were largely offset by a charge for the divestiture of the U.S. harvester product line and continued competitive pressure on margins.

FoodTech’s restructuring efforts, including the divestiture of the U.S. harvester product line, should result in margin improvements in 2004.

FMC Technologies, Inc. 2003 Annual Report	22

Consistent with the growth in not-from-concentrate juice consumption, we successfully entered the European market with a six million gallon aseptic tank farm installation in Spain. Based on the success of this initial project, we expect further growth opportunities to develop in Europe.

In addition to growing globally, we challenged our research and development staff to improve our existing offerings. Food safety is a cornerstone of our business and a growing concern in the food processing industry. Our 2003 launch of the LINK™ Line Control and Process Analysis solution reflected our commitment to helping our customers with this concern. LINK™ Line Control automates the setup of a poultry processing line, which improves efficiency and significantly reduces errors compared to manual methods. This solution enhances product consistency, yield and traceability and furnishes full documentation about each batch process. Furthermore, LINK™ Process Analysis allows customers to monitor and analyze not only FoodTech equipment but also equipment from other suppliers.

We continue to lead the industry in providing advanced filling, closing and sterilization solutions for our food processing customers. In response to customer demands for increased processing line speeds and greater flexibility in food sterilization, FoodTech developed a large-diameter, high-volume rotary pressure sterilizer. This sterilizer offers almost double the in-container capacity, a smaller footprint and reduced operating costs compared to traditional rotary pressure sterilizers. Building on our expertise in aseptic processing and thermal process modeling, we developed breakthrough technology for the aseptic processing of low-acid food products with particulates or products, such as soups or ready-meals, that are currently restricted to only in-container sterilization. The system leverages our AseptiCAL™ modeling software and aseptic sterilizing technology and meets U.S. Food and Drug Administration processing requirements.

Incorporating over 200 improvements to create a new industry benchmark for performance, hygiene and overall operating economy, in 2003 we introduced the new Frigoscandia Equipment GYRoCOMPACT® M-series spiral freezer on a global basis. Our customers worldwide are enthusiastic about its features.

We continue to expand our meat processing business by focusing on new solutions within our existing customer base and product lines. We developed new portioner application software in response to customer requests for more complex cutting strategies, including fixed-weight, fixed-shape portioning. The product line also introduced a poultry portioner that is twice as accurate and has almost twice the throughput capacity of its predecessor. Additionally, we upgraded our best-selling coating equipment, developed a new oil filter that improves product quality and lowers processing costs and commercialized a new fryer for the international market.

Our fresh produce coating and labeling business expanded globally, providing an additional source of growth for our citrus business. The recent addition of individual produce item labeling systems and labels to our fresh produce business has led to penetration of the apple business while further strengthening our position in citrus.

Inbound Orders / Order Backlog

[GRAPHIC]

FoodTech’s inbound orders for 2003 totaled $535M – an 11% increase over 2002.

Year-end 2003 backlog of $118M was 10% above the prior-year level.

Capital Employed

[GRAPHIC]

All years at December 31.

In 2003, FoodTech reduced capital employed by approximately 5% from year-end 2002, while utilization of capital improved. During 2002, the carrying amount of goodwill was reduced by an impairment loss of $118M, recognized upon adoption of an accounting standard.

23	FoodTech

Despite the challenges in the air transportation industry, we have a number of opportunities. Demand for our commercial products – ground handling equipment and boarding bridges – has been slowly regaining strength. Our backlog for these products increased significantly at year-end 2003, versus the prior year. In 2004, we expect these businesses will continue to benefit from incremental volume improvements.

We also see a growing opportunity to serve the military market by utilizing our position as the world’s leading supplier of ground support equipment. The Halvorsen loader is just the first example of how civilian know-how can be applied to serve military markets.

[GRAPHIC]

airport systems

Charles H. Cannon, Jr.

Vice President

FoodTech and

Airport Systems

The air transportation industry continued to cope with very difficult conditions in 2003. Since September 11, 2001, the U.S. commercial airlines have lost approximately $20 billion. A number of consolidations have taken place, mostly as alliances between commercial airlines. Commercial airlines in the United States are still making limited capital expenditures.

Airlines also are coping with their financial problems by doing more and more outsourcing to ground handling companies; consequently, our customer base is changing. In 2003, for the first time, we did not have a single U.S. airline on our top 10 customer list. Our top customers included the U.S. Air Force, air freight transporters, international airlines and ground handling companies.

The steps we have taken to lower costs and streamline production processes should position us well for the eventual rebound in the air

FMC Technologies, Inc. 2003 Annual Report	24

[GRAPHIC]

We expanded our product offerings in 2003, with the acquisition of the RampSnake® baggage loading system product line.

transportation business. Meanwhile, we are continuing to provide value for our customers with high quality, reliable ground support equipment and passenger boarding bridges.

In more than 200 airports in 40 countries, we provide the standard for passenger boarding bridges, cargo loaders, deicers, push-back tractors and automated guided vehicles. We also provide a wide range of airport services.

Our Jetway® passenger boarding bridges lead the industry, with approximately 5,000 bridges in place worldwide. These boarding bridges combine advanced technology with proven reliability to provide a safe, comfortable transition from the aircraft to the terminal. We also supply an array of auxiliary boarding bridge equipment, including preconditioned air, potable water and power conversion systems.

Our deicers offer advanced features to overcome the harshest weather effects and challenging operational requirements. Our AirFirst® aircraft deicing system helps airlines and airports avoid the high cost and environmental concerns associated with deicing fluids by considerably reducing the need for them. The system uses a high velocity air discharge to remove large accumulations of snow and frost from aircraft surfaces before fluids are applied. The system’s technology not only helps reduce the volume of deicer fluid needed, it also saves time spent in deicing operations.

Technological innovation and proven performance have made our cargo loaders some of the most popular loaders in the world. The latest generation of our reliable, best-selling loader incorporates modular components and a proprietary conveying system that provides outstanding performance in transferring and manipulating cargo containers and pallets.

25	Airport Systems

Our commercial ground support equipment also includes a full line of conventional and towbarless tractors, self-propelled transporters, transfer decks and passenger steps. We have successfully applied substantial experience with commercial products to equipment that supports military aviation operations.

The highlight of 2003 for our Airport Systems business was the increased funding approved for the Air Force’s Halvorsen loader program in 2004. The original Department of Defense budget contained $19.3 million in funding for the Halvorsen loader program, and the approved funding reflected an increase to $37.1 million.

During 2003, the Air Force revised their requirement from 264 to 618 Halvorsen loaders, and in December 2003, we received an order for 61 Halvorsen loaders for delivery in 2004, valued at approximately $24.5 million. From the inception of the Halvorsen loader program in 2000 through 2003, the Air Force ordered a total of 306 loaders. The increased funding approved for 2004 will allow the Air Force to continue to order against their increased loader requirements.

We also took steps to expand our product offerings in 2003, with the acquisition of the RampSnake® baggage loading system product line from SAS, the parent company of Scandinavian Airlines. The RampSnake® system’s automated baggage loader primarily services narrow-body aircraft and has the potential to significantly speed up loading and unloading operations over conventional methods. The system also helps address safety concerns commonly associated with the physical demands of bulk handling of baggage in narrow-body aircraft. With increasing numbers of narrow-body airplanes being employed, the addition of the RampSnake® system to our line of industry-leading Commander loaders for wide-body aircraft should position us well to serve all our air transportation customers’ baggage handling equipment needs.

Our airport services business is continuing to prove its ability to add value for airport and airline customers. This business offers one-source control and operational simplicity for airport facility and ground support equipment maintenance and adds value through technology, a factory-certified workforce, in-depth aviation experience and a strong safety culture. Recently, one of airport services’ largest customers indicated an interest in adapting elements of our safety culture to their operations.

Revenue

[GRAPHIC]

Entering 2003, we were concerned about the Airport Systems business and the potential impact of commercial airline industry conditions on the segment.

As we assumed, Airport Systems’ 2003 sales declined almost 9% from the prior year. The segment showed some improvement in the commercial products business, but those improvements did not completely offset the Halvorsen volume decline.

However, we were successful in our efforts to support the U.S. Air Force in obtaining additional funding to continue the Halvorsen loader program in 2004.

Operating Profit

[GRAPHIC]

Airport Systems’ 2003 operating profits decreased 22% year-over-year, as we produced fewer Halvorsen loaders. However, improved demand for ground support equipment and passenger boarding bridges gives us some confidence in a slow recovery for this segment. As volumes increase, our cost reduction initiatives and product enhancements are helping to improve the performance of the commercial products.

FMC Technologies, Inc. 2003 Annual Report	26

[GRAPHIC]

Increased funding was approved in 2003 for the U.S. Air Force’s Halvorsen loader program for 2004.

Inbound Orders / Order Backlog

[GRAPHIC]

Inbound orders for the full year 2003 were $242M, a 25% increase over 2002 inbound.

While we received an order for Halvorsen loaders in the fourth quarter 2003, it was for fewer loaders than the prior-year order. However, our commercial product lines improved markedly.

Order backlog in the Airport Systems segment ended the year at $130M, with 78% of the backlog in the commercial market. These orders came primarily from air freight transporters, international airlines and ground handling companies.

Capital Employed

[GRAPHIC]

All years at December 31.

In the Airport Systems segment, we reduced operating working capital during 2002 as we efficiently utilized our advance payments to manufacture the increasing number of Halvorsen loaders. The increase in operating working capital at year-end 2003 is mainly the result of higher fourth quarter 2003 sales and, to a lesser extent, the lower volume of Halvorsen loader production for 2004, which reduces the operating working capital benefit from advance payments.

27	Airport Systems

Strategic Outlook

Energy Systems	Competitive Strengths

Energy Production Systems

Subsea systems Surface and platform wellhead equipment Gas and liquids separation systems Turret mooring systems and transfer buoys Tension Leg Platform and floating production technology	Energy Production Systems’ focus is on providing excellent, reliable, cost-effective technology with outstanding execution, delivery and safety. We have the intellectual capital, experience base and breadth of technologies and products that enable us to design a unique solution for project requirements while incorporating standardized components to contain costs. We derive competitive strength from the ability to blend the project management, engineering, manufacturing and installation elements. Our deepwater expertise, experience and innovative technology help us maintain a leadership position in subsea.

Energy Processing Systems

Flowline products and manifold systems Loading systems Metering systems Material handling and conveying systems Blending and transfer systems	In comparison to the competitors in most of our businesses, Energy Processing Systems has greater scale and reach, financial resources, product reputation and technological innovation. Our global scale and product portfolio enable us to leverage across multiple product lines to execute large scope projects. We also have a multi-functional organization that provides the various activities necessary to compete effectively in our markets – including procurement, engineering and operations.

FoodTech

Freezing, chilling and proofing systems

Coating and cooking equipment

Frying and filtration equipment

Waterjet portioning systems

Potato processing systems

Food handling systems

Inspection detection systems (color sorters)

Citrus processing systems

Food processing systems (sterilization and pasteurization)

Aseptic technology

Process control and automation

Fresh produce protective coating and labeling systems

Technology is very important to our FoodTech business. We provide a differentiated solution to customers, based on technical capability and service. Our technology is the most reliable, highest quality and best in class for most product lines. We provide the most sophisticated, robust solutions, utilizing our proprietary technology and process know-how.

Airport Systems

Commercial and military loaders Deicers Push-back tractors Passenger boarding bridges Automated guided vehicles Airport services	Airport Systems provides the highest quality, most reliable ground support equipment and passenger boarding bridges in the world. Our knowledge base extends into airport planning, apron layout and gate operation, computerized controls and airport management systems. Airport Systems is a global leader in providing products and services that significantly advance the operational efficiency of airports, airlines and air cargo companies, as well as the efficient and reliable cargo handling needs of the military.

FMC Technologies, Inc. 2003 Annual Report	28

Market Opportunities	Strategies for 2004

The Gulf of Mexico was our most active area in the subsea business in 2003. Activity will decline there in 2004, but continued growth offshore Brazil and growth offshore West Africa is expected. We plan to increase our presence there, as well as offshore Australia and other areas of the Far East. The Norwegian sector of the North Sea continues to be active, and we believe the maturing subsea fields there constitute a growing market for well intervention and life-of-field services. We also believe that important opportunities are opening for all-electric subsea control systems and subsea processing. Market opportunities are growing for our surface wellhead business in Eastern Europe and Russia.

•      Focus on continuing to execute major, long-term subsea alliance projects

•      Implement SAP in Houston in 2004

•      Reduce costs, particularly for raw materials, through global sourcing

•      Leverage newly acquired separation technology to augment development of subsea processing capabilities

•      Further develop innovative technologies, such as all-electric subsea control systems

•      Increase presence in growing subsea and surface geographic regions

•      Expand intervention services throughout our energy operations

Economic recovery would spur infrastructure expansion and replacement, thereby creating additional opportunities for Energy Processing Systems. The growing demand for LNG supplies and facilities should create significant worldwide market opportunities for our loading systems business. As gas production increases, both in the United States and internationally, opportunities also are expanding for ultrasonic and multiphase metering systems. Additionally, the growing demand for electricity should lead to an increasing need for power generation from coal-fired facilities, which should benefit our material handling systems business. Increases in rig activity and exploration and production spending expand opportunities for our fluid control business. The most prominent new geographic market opportunities for us are expected to be in Eastern Europe, Russia and Kazakhstan, subject to the ability of those countries to support, upgrade or advance their infrastructure.

•      Focus on executing effectively, achieving superior quality and carefully managing our investments in the businesses, both in terms of working and fixed capital

•      Stress commitment to businesses with the highest incremental margins

•      Ensure short-term payback in technology investments we make

•      Develop and maintain close relationships with all contact points in the customer supply chain

•      Continue to seek opportunities to leverage our product portfolio to achieve synergies among our businesses

•      Build on new market initiatives in developing countries

As the economy improves, market opportunities should expand in this business. The greatest opportunities for growth are in Latin America, Asia and Russia. Continuing concerns about food safety are expected to expand market opportunities for our products that help food processors with this important issue.

•      Be our customers’ most valued supplier, so they call us first to provide solutions for their challenges

•      Use technology advantages to provide customers with higher yields, more throughput, lower costs and assistance with food safety issues

•      Leverage our large installed base by providing extensive aftermarket services

•      Find innovative ways to reduce product costs on a continuing basis

In the near term, we believe that our best market opportunities in this segment will be in supplying military cargo handling equipment and improving international market share. We anticipate expanding opportunities to serve narrow-body aircraft with our recently acquired RampSnake® baggage handling product line. Asia and Russia are our most significant geographic growth market opportunities.

•      Continue to execute the Halvorsen loader program for the U.S. Air Force while exploring opportunities for expanding our participation in military markets

•      Continue to drive down costs

•      Grow our service business by providing technical maintenance and support services directly to airports and airlines

•      Introduce our recently acquired RampSnake® product offering to our established commercial airline and airport customers

29	Strategic Outlook

Glossary of Selected Industry and Financial Terms

Balance Sheet – a financial statement showing the nature and amount of a company’s assets, liabilities and stockholders’ equity at a reporting date.

CALM (Catenary Anchor Leg Mooring) Buoy – a flexible marine export terminal system that utilizes a fixed, floating buoy anchored to the seabed. The system enables fluids to be transferred between a moored tanker and either onshore or offshore facilities.

Capital Employed – a business segment’s assets net of liabilities excluding debt, pension, income taxes and LIFO reserves.

Cash Equivalents – highly-liquid investments with original maturities of three months or less.

Christmas Tree – an assembly of control valves, gauges and chokes that control oil and gas flow in a completed well. Christmas trees installed on the ocean floor are referred to as subsea, or “wet,” trees. Christmas trees installed on land or platforms are referred to as “dry” trees.

Commercial Paper – an unsecured obligation issued by a corporation or bank to finance its short-term credit needs, with maturities ranging from 1 to 270 days.

Custody Transfer – in metering, refers to a measurement device used in calculating payment for product.

Deepwater – generally defined as operations in water depths of 1,500 ft. or greater.

Depreciation – a noncash expense representing the amortization of the cost of fixed assets, such as plant and equipment, over the assets’ estimated useful lives.

Development Well – a well drilled in a proven field to complete a pattern of production.

Dynamic Positioning – systems that use computer controlled directional propellers to keep a drilling or production vessel (such as a semi-submersible) stationary relative to the seabed, compensating for wind, wave or current.

Earnings Per Share – net income divided by the weighted-average number of shares outstanding.

EBITDA – earnings before interest, taxes, depreciation and amortization.

Effective Tax Rate – provision for income taxes as a percentage of earnings before income taxes and accounting changes.

Flow Control Equipment – mechanical devices for the purpose of directing, managing and controlling the flow of produced or injected fluids.

FPSO (Floating Production, Storage and Offloading) System – a system contained on a large, tanker type vessel and moored to the seafloor. An FPSO is designed to process and stow production from nearby subsea wells and to periodically offload the stored oil to a smaller shuttle tanker, which transports the oil to onshore facilities for further processing.

FSO (Floating Storage and Offloading) System – essentially the same as an FPSO without the production facilities.

Goodwill – the excess of the price paid for a business acquisition over the fair value of net assets acquired.

HP/HT (High Pressure/High Temperature) – refers to deepwater environments producing pressures as great as 15,000 pounds per square inch (psi) and temperatures as high as 350 degrees Fahrenheit (° F).

Inbound Orders – the estimated sales value of confirmed customer orders received for products and services during a specified period.

Intervention System – a system used for deployment and retrieval of equipment such as subsea control modules, flow control modules and pressure caps; also used to perform pull-in and connection of umbilicals and flowlines and to enable diagnostic and well manipulation operations.

Jumpers – connections for various subsea equipment, including tie-ins between trees, manifolds or flowline skids.

Management’s Discussion and Analysis – a section of the annual report where management provides information necessary to an understanding of a company’s financial condition and results of operations.

Manifold – a subsea assembly that provides an interface between the production pipeline and flowline and the well. The manifold performs several functions, including collecting produced fluids from individual subsea wells, distributing the electrical and hydraulic systems and providing support for other subsea structures and equipment.

FMC Technologies, Inc. 2003 Annual Report	30

Operating Profit – a business segment’s revenue less its operating expenses excluding corporate staff expenses, net interest expense, income taxes and certain other expenses.

Operating Working Capital – current assets minus current liabilities adjusted to exclude cash and cash equivalents, short-term debt, current portion of long-term debt and income tax balances.

Order Backlog – the estimated sales value of unfilled, confirmed customer orders for products and services at a specified date.

Risers – the physical link between the seabed and the topside of offshore installations, for production, gas lift or water injection purposes. Risers can be either rigid or flexible and are critical components of these types of installations.

Sale-Leaseback – sale of an asset for cash with an agreement to lease it back from the purchaser.

SALM (Single Anchor Legged Mooring) System – a mooring system utilizing a single anchor base and single riser, designed to operate as an unmanned marine terminal.

SEC – Securities and Exchange Commission, the primary securities regulatory body of the U.S. government.

Semi-submersible Rig – a mobile offshore drilling or production unit that floats on the water’s surface above the subsea wellhead and is held in position either by anchors or dynamic positioning. The semi-submersible rig gets its name from pontoons at its base which are empty while being towed to the drilling location and are partially filled with water to steady the rig over the well.

SPM (Single Point Mooring) System – a mooring system that allows a tanker to weathervane around a mooring point.

Spar Platform – named for logs used as buoys in shipping and moored in place vertically, Spar production platforms have been developed as an alternative to conventional platforms. A Spar platform consists of a large diameter, single vertical cylinder supporting a deck.

Statement of Cash Flow – a financial statement that specifies the net cash a company pays or receives during a period for operating, investing and financing activities.

Statement of Income – a financial statement summarizing the company’s revenues and expenses for a specific period.

Subsea System – ranges from single or multiple subsea wells producing to a nearby platform, floating production system or TLP to multiple wells producing through a manifold and pipeline system to a distant production facility.

Subsea Tree – a “Christmas tree” installed on the ocean floor. Also called a “wet tree.”

TLP (Tension Leg Platform) – an offshore drilling platform attached to the seafloor with tensioned steel tubes. The buoyancy of the platform applies tension to the tubes.

Topside – refers to the oil production facilities above the water, usually on a platform or production vessel, as opposed to subsea production facilities. Also refers to the above-water location of certain subsea system components, such as some control systems.

Truss Spar Platform – this modified version of the floating production Spar features an open truss in the lower hull, which reduces weight significantly and lowers overall cost.

Ultra-deepwater – usually refers to operations in water depths of 5,000 feet or greater.

Umbilicals – connections between topside equipment and subsea equipment. The number and type of umbilicals vary according to field requirements, and umbilicals may carry the service lines, hydraulic tubes and electric cables and/or fiber optic lines.

Wellhead – the surface termination of a wellbore that incorporates facilities for installing casing hangers during the well construction phase. The wellhead also incorporates a means of hanging the production tubing and installing the Christmas tree and surface flow-control facilities in preparation for the production phase of the well.

31	Glossary

Directors and Officers

Board of Directors

Joseph H. Netherland

Chairman, President and Chief Executive Officer, FMC Technologies, Inc.

Mike R. Bowlin 2, 3

Retired Chairman, Atlantic Richfield Company

B. A. Bridgewater, Jr. 2, 3, 4

Retired Chairman, President and Chief Executive Officer, Brown Group, Inc.

Thomas M. Hamilton 1

Retired Chairman, President and Chief Executive Officer, EEX Corporation

Asbjørn Larsen 1

Retired President and Chief Executive Officer, Saga Petroleum ASA

Edward J. Mooney 1

Retired Délégué Général-North America, Suez Lyonnaise des Eaux

Richard A. Pattarozzi 2, 3

Retired Vice President, Shell Oil Company

James M. Ringler 1

Vice Chairman, Illinois Tool Works, Inc.

James R. Thompson 2, 3

Former Governor of Illinois; Chairman, Chairman of the Executive Committee and Partner, Law Firm of Winston & Strawn

[1]	Audit Committee

[2]	Compensation Committee

[3]	Nominating and Governance Committee

[4]	Retires from the Board Effective April 21, 2004

Officers

Joseph H. Netherland*

Chairman, President and Chief Executive Officer

William H. Schumann, III*

Senior Vice President, Chief Financial Officer and Treasurer

Charles H. Cannon, Jr.*

Vice President – FMC FoodTech and FMC Airport Systems

Jeffrey W. Carr*

Vice President, General Counsel and Secretary

Randall S. Ellis

Vice President and Chief Information Officer

Peter D. Kinnear*

Vice President – FMC Energy Systems

Ronald D. Mambu*

Vice President and Controller

Michael W. Murray*

Vice President – Human Resources

Robert L. Potter*

Vice President – FMC Energy Systems

*	Executive Officer

FMC Technologies, Inc. 2003 Annual Report	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

Statement under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995: FMC Technologies, Inc. and its representatives may from time to time make written or oral statements that are “forward-looking” and provide information that is not historical in nature, including statements that are or will be contained in this report, our 2003 Annual Report on Form 10-K, our other filings with the Securities and Exchange Commission, our press releases and our other communications to our stockholders. These statements involve known and unknown risks, uncertainties and other factors that are outside of our control and may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the risk factors listed below.

In some cases, forward-looking statements can be identified by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on our current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made and involve judgments.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are identifying below important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods.

Among the factors that could have an impact on our ability to achieve operating results and growth plan goals are:

•	Increased competition from other companies operating in our industries, which include companies with capital resources equivalent to or greater than ours;

•	Instability and unforeseen changes in economic, political and social conditions in the international markets where we conduct business, including economically and politically volatile areas such as West Africa, the Middle East, Latin America and the Asia-Pacific region, which could cause or contribute to: foreign currency fluctuations; inflationary and recessionary markets; civil unrest, terrorist attacks and wars; seizure of assets; trade restrictions; foreign ownership restrictions; restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations; changes in governmental laws and regulations and the level of enforcement of laws and regulations; inability to repatriate income or capital; and reductions in the availability of qualified personnel;

•	Increasing portions of our business involving large subsea projects, which expose us to increased risks due to the significant technical and logistical challenges of these projects, their longer lead times and the requirement to dedicate substantial engineering effort and other capital resources to these projects;

•	Significant changes in interest rates or taxation rates;

•	Unanticipated increases in raw material prices (including the price of steel) compared with historical levels, or shortages of raw materials;

•	Inability to implement and effect price increases for our products and services when necessary;

•	Inherent risks in the marketplace associated with new product introductions and technologies and the development of new manufacturing processes;

•	Significant changes in the level of oil and gas exploration, production, development and processing resulting from capital spending decisions by oil and gas exploration and production companies that are influenced by current prices for crude oil and natural gas and the perceived stability and sustainability of those prices as well as long-term forecasts;

•	The effect of governmental policies regarding exploration and development of oil and gas reserves, the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing and the level of production in non-OPEC countries;

33	Management’s Discussion and Analysis

•	Changes in capital spending levels by the U.S. Government and the impact of economic conditions and political and social issues on government appropriation decisions, including the procurement of Halvorsen loaders by the U.S. military;

•	Changes in business strategies and capital spending levels in the airline industry due to changes in international, national, regional and local economic conditions, war, political instability and terrorism (and the threat thereof), consumer perceptions of airline safety, and costs associated with safety, security and the weather;

•	Consolidation of customers in the petroleum exploration, commercial food processing or airline or air freight industries;

•	Unanticipated issues related to food safety, including costs related to product recalls, regulatory compliance and any related claims or litigation;

•	Freight transportation delays;

•	Our ability to integrate, operate and manage newly acquired business operations or joint venture investments, particularly in situations where we cannot control the actions of our joint venture partner and have only limited rights in controlling the actions of the joint venture, such as with our 37.5% interest in the MODEC joint venture;

•	Conditions affecting domestic and international capital and equity markets;

•	Unexpected changes in the size and timing of regional and/or product markets, particularly for short lead-time products;

•	Risks associated with litigation, including changes in applicable laws, the development of facts in individual cases, settlement opportunities, the actions of plaintiffs, judges and juries and the possibility that current reserves relating to our ongoing litigation may prove inadequate;

•	The effect of the loss of major contracts or losses from fixed price contracts;

•	The effect of the loss or termination of a strategic alliance with a major customer, particularly as it relates to our Energy Production Systems businesses;

•	The effect of labor-related actions, such as strikes, slowdowns and facility occupations;

•	The loss of key management or other personnel;

•	Developments in technology of competitors and customers that could impact our market share and the demand for our products and services; and

•	Environmental and asbestos related liabilities that may arise in the future that exceed our current reserves.

We wish to caution that the foregoing list of important factors may not be all-inclusive and specifically decline to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

With respect to forward-looking statements set forth in the notes to the consolidated financial statements, including those relating to contingent liabilities and legal proceedings, some of the factors that could affect the ultimate disposition of those contingencies are changes in applicable laws, the development of facts in individual cases, settlement opportunities and the actions of plaintiffs, judges and juries.

FMC Technologies, Inc. 2003 Annual Report	34

Background

FMC Technologies, Inc. provides mission-critical solutions, based on innovative, industry-leading technologies, for the energy, food processing and air transportation industries. We design, manufacture and service sophisticated machinery and systems for our customers through our Energy Systems (comprising Energy Production Systems and Energy Processing Systems), FoodTech and Airport Systems businesses.

FMC Technologies, Inc. was incorporated in Delaware on November 13, 2000, and was a wholly owned subsidiary of FMC Corporation until its initial public offering on June 14, 2001, when we sold 17.0% of our common stock to the public.

Through May 31, 2001, FMC Corporation operated the businesses of FMC Technologies as internal units of FMC Corporation through various divisions and subsidiaries, or through investments in unconsolidated affiliates. As of June 1, 2001, FMC Corporation contributed to FMC Technologies substantially all of the assets and liabilities of, and its interests in, the businesses that comprise FMC Technologies, Inc. and consolidated subsidiaries (the “Separation”).

On December 31, 2001, FMC Corporation distributed its remaining 83.0% ownership of FMC Technologies’ common stock to FMC Corporation’s stockholders in the form of a dividend (the “Distribution”).

Executive Overview

We design, manufacture and service sophisticated machinery and systems for customers in the energy, food processing and air transportation industries. We focus on the diverse economic and industry-specific drivers in each of these industries as we formulate our strategic plans and make decisions related to allocating capital and human resources. The following provides examples of the kinds of economic and industry factors that we consider.

The results of our Energy Systems businesses are driven by changes in exploration and production spending by oil and gas companies, which in part depend on current and anticipated future crude oil and natural gas prices and production volumes. Our Energy Production Systems business results also reflect our ability to build alliances with oil and gas companies that are actively engaged in offshore deepwater development, and provide solutions to their needs in a timely and cost-effective manner. The orders we receive for subsea systems have long lead times; therefore, this business is less affected by short-term commodity price volatility. Our Energy Processing Systems business results reflect the spending by oilfield service companies for equipment and systems that facilitate the measurement and transportation of crude oil and natural gas. The level of production activity worldwide influences spending decisions, and we use rig count to monitor production activity.

Our FoodTech business results reflect the level of capital investment being made by our food processing customers, which is primarily driven by our customers’ overall profitability. The level of capital spending is also influenced by changing consumer preferences, conditions in the agricultural sector that affect prices, and public perception of food safety.

The results of our Airport Systems business are highly dependent upon the profitability of our customers in the airline and air cargo markets. Their profitability is affected by fluctuations in passenger and freight traffic and the volatility of their operating expenses, including the impact of increased costs related to airline security. In addition, results in our Airport Systems business are also affected by the level of purchases of our Halvorsen loaders by the U.S. Air Force, which depends upon government funding approvals.

As we evaluate our operating results, we view our business by segment and consider performance indicators like segment revenues, operating profit and capital employed, in addition to the level of inbound orders and order backlog. As we analyze our financial condition, items of importance include factors that impact our liquidity and capital resources, including operating working capital, net debt and access to capital.

35	Management’s Discussion and Analysis

Consolidated Results of Operations

2003 Compared With 2002

Our total revenue for fiscal year 2003 increased 11% to $2.31 billion, as higher sales attributable to Energy Production Systems and, to a lesser extent, Energy Processing Systems and FoodTech, were partially offset by lower sales in Airport Systems. The increase in Energy Production Systems’ revenue was primarily driven by the continued sales growth of subsea systems, which we supply to exploration and production companies for use in major offshore oil and gas producing regions throughout the world. Also, the growth in total revenue was partly attributable to the impact of foreign currency exchange rates, particularly for our FoodTech business.

Pre-tax income in 2003 increased to $106.6 million ($75.6 million after tax), from 2002 pre-tax income of $90.3 million ($64.1 million after tax) before the cumulative effect of a change in accounting principle. The increase in 2003 pre-tax income of $16.3 million was primarily attributable to higher segment operating profit and, to a lesser extent, lower net interest expense, partially offset by an increase in other expense, net.

Outlook for 2004

We enter 2004 with a solid backlog position and currently anticipate an increase in 2004 operating profit in each of our business segments. However, we have less certainty and see greater variability in outcomes than we have had going into previous years, primarily due to our Energy Production Systems business segment, reflecting the predictability of subsea orders. While we expect the level of profit improvement to vary across our business segments, we estimate that our diluted earnings per share for full year 2004 will increase in the vicinity of 10 percent over 2003.

2002 Compared With 2001

Our total revenue for fiscal year 2002 increased 7% to $2.07 billion, as higher revenue recognized by Energy Production Systems was the result of increased revenue from sales of subsea systems, reflecting the trend toward offshore development of deepwater oil and gas fields. The increase in revenue was partially offset by lower revenue from our other business segments, the result of difficult market conditions.

Before the cumulative effect of changes in accounting principles in both years, pre-tax income in 2002 increased to $90.3 million ($64.1 million after tax), from pre-tax income in 2001 of $63.5 million ($39.4 million after tax). The increase in 2002 pre-tax income of $26.8 million was primarily attributable to an increase in segment operating profit, reflecting the absence of restructuring and asset impairment charges in 2002, lower amortization expense related to the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, and higher profit from our Energy Production Systems business segment. In addition, the increase in 2002 pre-tax income was attributable to lower corporate expense, partially offset by the negative impact of an increase in other expense, net.

Use of Non-GAAP Financial Measures

It is management’s view that after-tax profit on a pro forma basis of $0.82 per diluted share is a useful measure of our performance in 2001. It excludes restructuring charges related to initiatives undertaken to lower our cost structure in response to adverse market conditions. It also excludes income tax provisions related to repatriation of offshore earnings and the reorganization of our worldwide entities in anticipation of the Separation from FMC Corporation, and it adds an estimate of interest expense that we might have incurred had we been a stand-alone entity for the entire year of 2001. The following table provides a reconciliation of after-tax profit in 2001 on a pro forma basis, which is a non-GAAP financial measure, to net income measured on the basis of U.S. generally accepted accounting principles.

(In millions, except per share data)	Year Ended December 31,
	2002	2001	2002	2001
			Per diluted share
After-tax profit (1)	$64.1	$54.0	$0.96	$0.82
Less: Restructuring and asset impairment charges, net of income taxes	—	(10.4)	—	(0.16)
Less: Income tax charges related to the Separation from FMC Corporation	—	(8.9)	—	(0.13)
Plus: Pro forma interest expense, net of income taxes	—	4.7	—	0.07

Income before the cumulative effect of changes in accounting principles	64.1	39.4	0.96	0.60
Cumulative effect of changes in accounting principles, net of income taxes	(193.8)	(4.7)	(2.90)	(0.07)

Net income (loss)	$(129.7)	$34.7	$(1.94)	$0.53

(1)	After-tax profit in 2001 is on a pro forma basis.

FMC Technologies, Inc. 2003 Annual Report	36

The following provides additional information about the 2001 pro forma adjustments:

Restructuring and asset impairment charges — In 2001, we recorded restructuring and asset impairment charges totaling $16.8 million before taxes ($10.4 million after tax), consisting of restructuring charges of $15.5 million and an asset impairment charge of $1.3 million. Our decision to restructure our operations in 2001 was based on the slowing U.S. and global economies and a reduction in airline travel. We lowered our cost structure by reducing headcount in each of our business segments and at our corporate office. Restructuring charges of $5.1 million related to planned reductions in workforce in the Energy Processing Systems businesses; $1.1 million related to planned reductions in workforce in the Energy Production Systems businesses; $5.2 million related to planned reductions in workforce in the FoodTech businesses; $3.7 million related to a planned plant closing and restructuring activities, including planned workforce reductions, in the Airport Systems businesses; and $0.4 million was for other corporate initiatives. The asset impairment charge reflected the write-off of goodwill associated with a FoodTech product line, which we decided not to develop further.

Income tax charges — In 2001, we recorded $8.9 million in charges for income taxes associated with the repatriation of offshore earnings and the reorganization of FMC Technologies’ worldwide entities in anticipation of the Separation from FMC Corporation.

Pro forma interest expense — For periods prior to June 1, 2001, our results were carved out from the consolidated financial statements of FMC Corporation. For 2001, we calculated pro forma incremental interest expense of $6.3 million before taxes ($4.7 million after tax), representing an estimate of the additional interest expense that we would have incurred prior to the Separation from FMC Corporation had we been a stand-alone entity beginning January 1, 2001. This estimate assumes that we were paying a 6.0% interest rate on debt, and that our debt, net of cash, was $300.5 million.

Cumulative Effect of Changes in Accounting Principles

On January 1, 2002, we adopted the provisions of SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The standards collectively provide for the recognition, amortization and continuing valuation of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 prohibits the use of the pooling of interests method of accounting for a business combination. The adoption of SFAS No. 141 did not have an impact on our historical financial statements. We completed the goodwill impairment testing that is required upon adoption of SFAS No. 142 during the first quarter of 2002. The adoption of SFAS No. 142 on January 1, 2002, resulted in a loss from the cumulative effect of a change in accounting principle of $193.8 million, net of an income tax benefit of $21.2 million, affecting the FoodTech business segment ($117.4 million before taxes; $98.3 million after tax) and the Energy Processing Systems business segment ($97.6 million before taxes; $95.5 million after tax). This loss was not the result of a change in the outlook of the businesses but was due to a change in the method of measuring goodwill impairment as required by the adoption of SFAS No. 142. The impact of adopting the provisions of SFAS No. 142 relating to goodwill amortization resulted in our discontinuing the amortization of goodwill beginning January 1, 2002.

Goodwill amortization expense recognized in 2001 was as follows:

(In millions)	Year Ended December 31, 2001
Energy Production Systems	$3.1
Energy Processing Systems	4.7

Subtotal Energy Systems	7.8
FoodTech	4.6
Airport Systems	0.6

Total goodwill amortization expense	$13.0

Total goodwill amortization expense (net of income taxes)	$9.9

On January 1, 2001, we implemented, on a prospective basis, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, resulting in a loss from the cumulative effect of a change in accounting principle of $4.7 million, net of an income tax benefit of $2.9 million.

37	Management’s Discussion and Analysis

Operating Results of Business Segments

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes and other expense, net.

The following table summarizes our operating results for the years ended December 31, 2003, 2002 and 2001:

($ in millions)	Year Ended December 31,			Favorable/(Unfavorable)
	2003	2002	2001	2003 vs. 2002		2002 vs. 2001
Revenue:
Energy Production Systems	$1,136.2	$940.3	$725.9	$195.9	21%	$214.4	30%
Energy Processing Systems	431.7	395.9	400.0	35.8	9	(4.1)	(1)
Intercompany eliminations	(2.8)	(1.4)	(0.6)	(1.4)	*	(0.8)	*

Subtotal Energy Systems	1,565.1	1,334.8	1,125.3	230.3	17	209.5	19
FoodTech	524.7	496.9	512.9	27.8	6	(16.0)	(3)
Airport Systems	224.1	245.1	299.8	(21.0)	(9)	(54.7)	(18)
Intercompany eliminations	(6.8)	(5.3)	(10.1)	(1.5)	*	4.8	*

Total revenue	$2,307.1	$2,071.5	$1,927.9	$235.6	11%	$143.6	7%

Segment operating profit:
Energy Production Systems (1) (2)	$66.0	$50.4	$40.0	$15.6	31%	$10.4	26%
Energy Processing Systems (2)	30.3	27.1	25.7	3.2	12	1.4	5

Subtotal Energy Systems	96.3	77.5	65.7	18.8	24	11.8	18
FoodTech (1) (2)	44.0	43.3	33.1	0.7	2	10.2	31
Airport Systems (2)	12.4	15.8	14.4	(3.4)	(22)	1.4	10

Total segment operating profit	152.7	136.6	113.2	16.1	12	23.4	21
Corporate expense (2)	(25.3)	(24.1)	(34.2)	(1.2)	(5)	10.1	30
Other expense, net	(11.9)	(9.7)	(4.4)	(2.2)	(23)	(5.3)	(120)

Operating profit before net interest expense and income taxes	115.5	102.8	74.6	12.7	12	28.2	38
Net interest expense	(8.9)	(12.5)	(11.1)	3.6	29	(1.4)	(13)

Income before income taxes and the cumulative effect of changes in accounting principles	106.6	90.3	63.5	16.3	18	26.8	42
Provision for income taxes	(31.0)	(26.2)	(24.1)	(4.8)	(18)	(2.1)	(9)

Income before the cumulative effect of changes in accounting principles	75.6	64.1	39.4	11.5	18	24.7	63
Cumulative effect of changes in accounting principles, net of income taxes	—	(193.8)	(4.7)	193.8	*	(189.1)	*

Net income (loss)	$75.6	$(129.7)	$34.7	$205.3	*	$(164.4)	*

(1)	Segment operating profit in 2003 included asset impairment charges of $1.8 million, of which $0.8 million related to Energy Production Systems and $1.0 million related to FoodTech. Segment operating profit in 2001 included an asset impairment charge of $1.3 million related to FoodTech.

(2)	Segment operating profit in 2003 included restructuring charges of $1.6 million related to FoodTech. Segment operating profit in 2001 included restructuring charges of $15.1 million of which $1.1 million related to Energy Production Systems, $5.1 million related to Energy Processing Systems, $5.2 million related to FoodTech and $3.7 million related to Airport Systems. Corporate expense in 2001 included a restructuring charge of $0.4 million.

*	Not meaningful

FMC Technologies, Inc. 2003 Annual Report	38

Energy Production Systems

2003 Compared With 2002

Energy Production Systems’ revenue in 2003 reflected the continued increase in sales of subsea systems, with higher volumes primarily attributable to projects located in the North Sea and the Gulf of Mexico and, to a lesser extent, offshore Brazil. The favorable impact of foreign currency translation also contributed to the increase in revenue. In the surface business, higher revenue was attributable to increased deliveries of land-based systems in North America and deliveries of offshore systems outside of the U.S. Sales in 2003 also reflected an increase for floating production systems, primarily resulting from the Sonatrach project, and a partial year benefit from the acquisition of CDS Engineering (“CDS”).

Energy Production Systems’ 2003 operating profit increased compared with 2002 as a result of higher volumes in our subsea business and, to a lesser extent, our surface business, and the partial year benefit of the acquisition of CDS. This increase was partially offset by higher depreciation and amortization expense, attributable to capital expenditures made in prior periods to support increased sub-sea volumes and to increased amortization of intangible assets related to the acquisition of CDS. Lower profit recorded by our floating production systems business also offset the improvements in subsea and surface.

We have a petroleum loading system project underway between Sonatrach-TRC, the Algerian Oil and Gas Company (“Sonatrach”) and our floating production systems business. During the third quarter of 2003, Sonatrach asked us to evaluate modifications that affected the project’s scope and schedule. After a period of negotiations, we signed a revised contract with Sonatrach in early 2004. The size of the contract was reduced from $240 million to $224 million, and uncertainty was removed from the contract’s scope and schedule; however, from a profit perspective, we expect to break even. At December 31, 2003, the project was approximately 22% complete.

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

Increased operating profit in 2002 resulted from our progress on deepwater subsea projects for major oil companies, the recovery of our floating production sales from depressed activity levels in the prior period, and lower operating and amortization expenses. Lower amortization expense was attributable to the implementation of SFAS No. 142. The favorable earnings impact related to strong sales volume of subsea and floating production systems was partially offset by the impact of lower margins in 2002 from projects involving higher engineering content and pass-through billings associated with our role as general contractor.

Outlook for 2004

Our strong backlog position at year-end 2003 has given us a solid start for the coming year and we expect Energy Production Systems’ profitability to improve slightly in 2004. However, we are starting the year with less visibility than we have had in the past because of issues associated with the contract bid process and delays by oil companies and governments in the awarding and sanctioning of projects in West Africa, an area that we believe has significant growth potential for subsea. Our forecast currently assumes profit contribution from the Sonatrach contract at a break-even level. We anticipate growth to come from higher earnings in the surface wellhead business, floating production systems—from projects other than Sonatrach—and from the benefit of a full year of our 55% ownership interest in CDS, which we acquired in late August 2003.

Energy Processing Systems

2003 Compared With 2002

Compared to 2002, revenue for Energy Processing Systems increased as a result of favorable foreign currency translation and higher sales volumes. Stronger sales of WECO®/Chiksan® equipment in our fluid control business reflected the impact of increased service company demand. Favorable foreign currency translation affected revenue for both measurement solutions and loading systems. In addition, both businesses experienced improved year over year sales volume. Measurement saw stronger demand for metering systems and loading systems, and also benefited from strong demand for liquefied natural gas (“LNG”) solutions.

Energy Processing Systems’ higher operating profit is attributable to higher sales volumes in our fluid control business, favorable foreign currency translation, and increased sales of metering systems. The improvement in our fluid control business resulted from increased demand from service companies for WECO®/Chiksan® equipment, partly offset by higher contract reserve adjustments associated with a manifold system project. The increased operating profit in measurement solutions reflects strong demand for metering systems. Most of the increase in sales of loading systems was offset by the impact of pricing pressures in the highly competitive LNG loading arm market.

2002 Compared With 2001

Slightly lower revenue for Energy Processing Systems in 2002 was primarily attributable to the impact of reduced North American drilling activity on sales of WECO®/Chiksan® equipment. In addition, we experienced lower sales in our bulk conveying and blending and transfer businesses. Partially offsetting the decline in revenue were higher sales of marine loading arms, the result of increased demand for new and upgraded marine loading and unloading facilities worldwide.

39	Management’s Discussion and Analysis

Higher operating profit was primarily the result of the absence of restructuring charges and the positive impact of lower operating costs attributable to the restructuring programs initiated in 2001. In addition, 2002 operating profit reflected a reduction in amortization expense, due to the implementation of SFAS No. 142. Partially offsetting the increase in profit was the impact of reduced volumes of WECO®/Chiksan® equipment, as land-based oilfield exploration and development spending and infrastructure spending remained at low levels due to continued uncertainty surrounding the economy and energy prices.

Outlook for 2004

We expect the Energy Processing Systems business to grow earnings in 2004, as a result of increased oilfield activity and higher rig counts. In addition, we expect higher demand for our loading systems and material handling systems, reflecting the increased use of liquefied natural gas and coal to meet the growing demand for electricity.

Management has committed to a plan to sell the assets associated with research and development of one type of measurement technology. In the event that a sale is not completed, we are evaluating the impact of alternative strategies.

FoodTech

2003 Compared With 2002

The increase in FoodTech’s revenue primarily reflected the favorable effect of foreign currency translation on sales largely attributable to the weakening of the U.S. dollar against the euro and the Swedish krona. To a lesser extent, the increase in sales was attributable to an increase in the volume of protein cooking equipment sold in North America. These favorable effects were partially offset by a significant decrease in sales of freezing equipment, reflecting weaker European economies.

Compared with 2002, FoodTech’s operating profit increased slightly due to the net effect of foreign currency translation and a favorable adjustment relating to a foreign sales tax. Most of the revenue increase resulting from foreign currency translation was offset by translation of the corresponding expenses. The increases were further offset by the unfavorable impact of lower sales volumes of freezing equipment in Europe and competitive pressures in the citrus processing business.

As we had determined that our U.S. agricultural harvester product line no longer fit the strategic initiatives of our FoodTech business, we divested the product line in 2003, resulting in a pre-tax loss of $1.2 million.

2002 Compared With 2001

FoodTech’s decrease in revenue from 2001 reflected reduced sales of cooking and freezing equipment in North America, partially offset by higher sales of food processing and cooking equipment in Asia and, to a lesser extent, increased sales of freezing equipment in Europe and Asia.

The decrease in FoodTech’s operating profit resulting from lower sales volumes was more than offset by the absence of restructuring charges and goodwill amortization expense in 2002. In addition, 2002 operating profit reflected reduced expenses in various food processing businesses, the result of restructuring programs initiated in 2001.

Outlook for 2004

In 2004, we expect some slight improvement in operating profit as North American markets continue to recover, and food handling and food sterilization equipment continue on a positive trend. We expect these gains to be partly offset by increased competitive pressure in the citrus processing business.

Airport Systems

2003 Compared With 2002

Airport Systems’ revenue decreased in 2003 compared with 2002, as weak demand from commercial airlines and airport municipalities continued to negatively affect Airport Systems in 2003. Sales of Jetway® passenger boarding bridges and Halvorsen loaders were lower compared with 2002, the latter reflecting a lower level of orders received from the U.S. Air Force. Sales of Halvorsen loaders fluctuate based on the status of government approval of funding and the requirements of the U.S. Air Force. Increased sales of automated guided vehicle systems and the positive impact of foreign currency translation partially offset the decrease in revenue.

Airport Systems’ operating profit in 2003 decreased compared with 2002, primarily due to lower volumes of Halvorsen loaders, partially offset by an improvement in profitability from our ground support equipment business. The negative impact of Jetway® systems business’ lower volumes in 2003 was partially offset by higher margins, reflecting the benefit of cost cutting initiatives implemented in prior periods.

2002 Compared With 2001

Airport Systems’ revenue decreased in 2002 compared with 2001, reflecting lower sales of airport ground support equipment and Jetway® passenger boarding bridges, primarily as a result of commercial airlines’ deferral of capital expenditures due to the industry’s financial difficulties. Partially offsetting this decrease were increased sales of Halvorsen loaders to the U.S. Air Force.

Higher operating profit for Airport Systems primarily reflected the absence of charges for restructuring programs that we initiated following the events of September 11, 2001, and the resulting lower operating costs realized in 2002. In addition, the favorable impact of increased sales volumes of Halvorsen loaders to the U.S. Air Force was largely offset by reduced sales of commercial airline ground support equipment.

FMC Technologies, Inc. 2003 Annual Report	40

Outlook for 2004

We are projecting a slight improvement in operating profit for Airport Systems in 2004 as improved profitability in our commercial businesses—Jetway® systems and ground support equipment—is expected to more than offset the decline in Halvorsen loader volumes. Compared with a year ago, we have seen an increase in the rate of inbound orders from our overseas commercial airline customers. In the fourth quarter of 2003, the U.S. Air Force received government approval of funding for the purchase of additional Halvorsen loaders; however, the 2004 order level reflects a decrease compared with 2003.

Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the reporting period. Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

(In millions)	Inbound Orders		Order Backlog
	Year Ended December 31,		December 31,
	2003	2002	2003	2002
Energy Production Systems	$1,194.4	$1,191.5	$880.7	$822.5
Energy Processing Systems	458.9	400.4	137.2	110.0
Intercompany eliminations	(8.3)	(0.3)	(5.5)	—

Subtotal Energy Systems	1,645.0	1,591.6	1,012.4	932.5
FoodTech	535.1	482.7	117.6	107.2
Airport Systems	241.6	193.7	129.5	112.0
Intercompany eliminations	(7.3)	(4.6)	(1.2)	(0.7)

Total inbound orders	$2,414.4	$2,263.4

Total order backlog			$1,258.3	$1,151.0

The portion of total order backlog at December 31, 2003, that we project will be recorded as revenue after fiscal year 2004 amounts to approximately $160 million.

Higher order backlog for Energy Production Systems at December 31, 2003, was attributable to orders received for subsea systems, including significant projects for Norsk Hydro, Woodside Energy and BP. Order backlog for floating production systems was essentially flat compared with the prior year, as floating production orders received late in 2003 offset lower backlog on the Sonatrach contract at December 31, 2003, compared with December 31, 2002. Order backlog for surface systems was somewhat lower compared with the prior year and consisted primarily of orders from Asia, the Middle East and Europe. Inbound orders for surface systems in North America did not reflect a quick response to increased rig counts and higher drilling activity; however, we are now beginning to see improvements in the North American surface market.

Energy Processing Systems’ order backlog increased compared to December 31, 2002, as a result of increased inbound orders in all businesses within the segment. Contributing to the segment’s improved backlog is a significant bulk conveying system order, as well as increased order backlog for measurement systems and marine loading arms. In addition, the order backlog reflects the favorable impact of foreign currency translation.

FoodTech’s order backlog at December 31, 2003, was higher compared with December 31, 2002, primarily as a result of the favorable impact of foreign currency exchange rates and a higher level of order backlog for protein cooking equipment and food handling equipment, reflecting recovery in North American markets and a higher level of order backlog from the Asia-Pacific region. These increases were partly offset by the impact of reduced inbound orders for fruit and vegetable processing equipment in 2003 when compared with 2002.

Airport Systems’ order backlog at December 31, 2003, was higher compared with December 31, 2002, primarily as a result of an increase in order backlog for ground support equipment and Jetway® passenger boarding bridges, reflecting an increase in orders from airport municipalities and overseas commercial airlines. Offsetting this increase was a decrease in the amount of order backlog for Halvorsen loaders.

41	Management’s Discussion and Analysis

Other Costs and Expenses

Corporate Expense

Corporate expense in 2003 increased slightly over 2002, primarily due to higher insurance premiums. Compared with 2001, 2002 corporate expense decreased due to lower corporate staffing levels.

In 2004, we anticipate that corporate expense will remain consistent with 2003 levels.

Other Expense, Net

Other expense, net, consists primarily of LIFO inventory adjustments, expenses related to pension and other employee postretirement benefits, expenses related to the transition to a new payroll and benefit administration service center, foreign currency-related gains and losses, and amortization expense for restricted stock awards.

Other expense, net, was higher in 2003 than 2002 largely due to higher pension expense as a result of lower discount rate and asset return assumptions, and the absence of the 2002 gain on the sale of the corporate aircraft.

The increase in 2002 in other expense, net, compared with 2001 reflected the absence of foreign currency transaction gains recorded in 2001 and higher LIFO and pension-related expense. In 2002, we recorded a gain of $1.3 million in conjunction with the sale of our corporate aircraft. Other expense, net, in 2002 also reflected a reduction in expense related to the replacement of FMC Corporation restricted stock with FMC Technologies’ restricted stock, which amounted to $2.8 million and $4.2 million in 2002 and 2001, respectively.

We anticipate that other expense, net, will increase in 2004 due to higher pension expense, the result of a lower discount rate assumption, and increased compensation costs related to restricted stock awards.

Net Interest Expense

Net interest expense (interest expense related to external debt financing less interest income earned on cash equivalents and marketable securities) decreased in 2003 compared with 2002, primarily resulting from lower average debt levels as well as lower interest rates during 2003. Lower interest rates were partly attributable to our use of commercial paper as a short-term funding source beginning in the first quarter of 2003 as well as the maturity in 2003 of interest rate swaps which held higher fixed interest rates. New interest rate swaps fixed the effective annual interest rate on $150.0 million of our commercial paper at an average all-in rate of 2.9% beginning in the second quarter of 2003.

Net interest expense recorded in 2002 was favorably impacted by lower debt levels, the result of our strong cash flow from operations, and the declining interest rate environment during 2002. Interest expense incurred in 2001 was primarily related to the credit facilities obtained in June 2001 to establish our stand-alone capital structure. Prior to June 2001, we were a wholly owned subsidiary of FMC Corporation; consequently, net interest expense in 2001 was not necessarily representative of what the expense would have been had FMC Technologies been a separate, stand-alone entity for the entire year. We estimate that had we been a stand-alone company for full year 2001, our net interest expense would have increased by $6.3 million.

In 2004, we expect net interest expense to be essentially level with 2003, reflecting higher average debt levels offset by lower interest rates.

Income Tax Expense

Income tax expense for the year ended December 31, 2003, was $31.0 million on pre-tax income of $106.6 million, resulting in an effective tax rate of 29%. Income tax expense for the year ended December 31, 2002, was $26.2 million on pre-tax income of $90.3 million before the cumulative effect of a change in accounting principle, resulting in an effective tax rate of 29%.

Income tax expense for the year ended December 31, 2001, was $24.1 million on pre-tax income of $63.5 million before the cumulative effect of a change in accounting principle, resulting in an effective tax rate of 38%. However, 2001 income tax expense included a provision of $8.9 million associated with repatriation of offshore earnings and the reorganization of our worldwide entities in anticipation of our separation from FMC Corporation. In addition, during 2001 we incurred restructuring and asset impairment charges, and excluding the effects of these 2001 pro forma adjustments (Consolidated Results of Operations — Use of Non-GAAP Financial Measures), our adjusted 2001 effective tax rate was 27%.

The differences between the effective tax rates for these periods and the statutory U.S. federal income tax rate relate primarily to differing foreign tax rates, taxes on intercompany dividends and deemed dividends for tax purposes, qualifying foreign trade income and non-deductible expenses.

We anticipate that our effective tax rate for 2004 will be at or slightly above 29%. A change in the 2004 rate over the 2003 rate may result from changes in the mix of domestic and foreign taxable income in 2004.

FMC Technologies, Inc. 2003 Annual Report	42

Liquidity and Capital Resources

At December 31, 2003, our net debt was $192.5 million, compared with net debt of $202.5 million at December 31, 2002. Net debt includes short and long-term debt and the current portion of long-term debt, net of cash and cash equivalents. We reduced our net debt during 2003 with cash provided by operating activities, which was more than sufficient to offset the increase in debt related to the CDS acquisition and the retirement of off-balance sheet obligations, which increased borrowings by approximately $50 million and $36 million, respectively. In addition, in 2003, we contributed $18 million to our pension plans.

Cash flows for each of the years in the three-year period ended December 31, 2003, were as follows:

(In millions)	Year Ended December 31,
	2003	2002	2001
Cash provided by operating activities of continuing operations	$150.4	$119.0	$76.3
Cash required by discontinued operations	(5.2)	(5.3)	(7.3)
Cash required by investing activities	(132.8)	(66.4)	(64.4)
Cash provided (required) by financing activities	(13.3)	(43.5)	7.6
Effect of exchange rate changes on cash and cash equivalents	(2.5)	0.6	(2.0)

Increase (decrease) in cash and cash equivalents	$(3.4)	$4.4	$10.2

Operating Cash Flows

Cash provided by operating activities for the year ended December 31, 2003, was higher compared with the same period in 2002, reflecting an increase in net income and an increase in cash from advance payments primarily from our Energy Production Systems customers. This was offset by the impact of an increase in accounts receivable in 2003. Components of our operating working capital balances vary significantly depending on the payment terms and timing of delivery on key contracts. Operating working capital is calculated as current assets less current liabilities, adjusted to exclude cash and cash equivalents, short-term debt, current portion of long-term debt and income tax balances. At December 31, 2003, operating working capital was $158.0 million, essentially level with operating working capital of $159.2 million at December 31, 2002.

Investing Cash Flows

Compared to 2002, the increase in cash required by investing activities in 2003 reflects cash paid for acquisitions, primarily the payment of $44.2 million for a majority ownership interest in CDS. Also in 2003, we retired $35.9 million in sale-leaseback obligations and replaced the obligations with lower cost balance sheet debt. In 2002, investing cash flows reflect the retirement of sale-leaseback obligations relating to our corporate aircraft, offset by proceeds from its subsequent sale.

Cash required by investing activities was essentially flat in 2002 compared with 2001. Cash outflows in 2002 and 2001 were related to capital expenditures primarily for our expanding Energy Production Systems business to support increased subsea volumes.

Financing Cash Flows

During 2003, our financing cash flows reflected the repayment of short and long-term debt, which was replaced with borrowings under our newly established commercial paper program. This allowed us to substantially lower the interest cost on our debt. In the second quarter of 2003, we entered into interest rate swaps that fixed the effective annual interest rate on $150.0 million of our commercial paper at an average all-in rate of 2.9% for five years.

43	Management’s Discussion and Analysis

Debt and Liquidity

Total borrowings at December 31, 2003 and 2002, comprised the following:

(In millions)	December 31,
	2003	2002
Uncommitted credit facilities	$5.1	$16.0
Borrowings from MODEC International LLC (joint venture)	15.2	23.4
364-day revolving credit facility	—	20.0
Commercial paper	150.0	—
Five-year revolving credit facility	50.0	175.0
Other	1.2	0.5

Total borrowings	$221.5	$234.9

Our committed five-year revolving credit facility provides the ability to refinance our commercial paper obligations on a long-term basis; therefore, at December 31, 2003, we classified our commercial paper as long-term on our consolidated balance sheets.

Under the commercial paper program, and subject to available capacity under our committed revolving credit facilities, we have the ability to access up to $400.0 million of short-term financing through our commercial paper dealers. Standard & Poor’s Ratings Services and Moody’s Investor Services assigned their “A-2” and Prime-2 (“P-2”) commercial paper ratings, respectively, to our program. Standard & Poor’s Ratings Services defines an A-2 rating as follows, “A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories (A-1). However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.” There is only one Standard & Poor’s rating category higher than A-2. Moody’s Investor Services defines their “P-2” rating as follows, “Issuers rated Prime-2 have a strong ability to repay senior short-term debt obligations.”

Our uncommitted credit includes domestic money-market facilities and international lines of credit. Borrowings under these uncommitted facilities totaled $5.1 million and $16.0 million at December 31, 2003 and 2002, respectively.

We also have an uncommitted credit agreement with MODEC International LLC, a 37.5%-owned joint venture, whereby MODEC International LLC loans its excess cash to us. Under the terms of the credit agreement, the interest rate is based on the monthly weighted-average interest rate we pay on our domestic credit facilities and commercial paper, which was 1.3% and 2.2% at December 31, 2003 and 2002, respectively. Borrowings from MODEC International LLC amounted to $15.2 million and $23.4 million at December 31, 2003 and 2002, respectively.

MODEC, Inc., the parent of our joint venture partner in MODEC International LLC, completed an initial public offering of approximately 11% of its common stock on the Tokyo Stock Exchange in July 2003. Beginning in May 2004, we will have an annual right during the 120-day period following the issuance of the annual report of MODEC, Inc., to convert all or a portion of our joint venture interest in MODEC International LLC into shares of common stock of MODEC, Inc., or, at MODEC, Inc.’s option, a combination of cash and common stock with total equivalent value. The conversion right expires on December 31, 2020. The number of shares of MODEC, Inc. obtainable upon any such conversion is determined pursuant to a formula based on the relative contribution of the operating results of MODEC International LLC to the income of MODEC, Inc., for the two fiscal years preceding such conversion. We have no current plans to convert our joint venture interest in MODEC International LLC and there can be no assurance as to the timing or terms of any such conversion.

FMC Technologies, Inc. 2003 Annual Report	44

The following is a summary of our committed credit facilities at December 31, 2003:

(In millions)
	Commitment amount	Amounts outstanding under committed credit facilities		Unused capacity		Maturity
		Debt	Letters of credit (a)
Five-year revolving credit facility	$250.0	$50.0	$21.4	$178.6		April 2006
364-day revolving credit facility	150.0	—	—	150.0	(b) (c)	April 2004

	$400.0	$50.0	$21.4	$328.6	(d)

(a)	The five-year $250.0 million revolving credit facility allows us to obtain a total of $100.0 million in standby letters of credit. Our available capacity is reduced by any outstanding letters of credit associated with this facility.

(b)	The 364-day $150.0 million revolving credit facility contains an option to convert any outstanding borrowings at maturity to a term loan of not more than one year.

(c)	We are currently pursuing a second five-year $250.0 million revolving credit facility that would replace this 364-day $150.0 million revolving credit facility upon maturity.

(d)	Outstanding commercial paper may not exceed the unused portion of the revolving credit facilities. Therefore, the outstanding balance of commercial paper combined with the debt outstanding under the revolving credit facilities and the amount in standby letters of credit was limited to $400.0 million at December 31, 2003.

Our committed credit facilities carry effective annual interest rates of 100 basis points above the one-month London Interbank Offered Rate.

We had $50.0 million and $175.0 million outstanding under our five-year $250.0 million revolving credit facility at December 31, 2003 and 2002, respectively. At December 31, 2003, we had an interest rate swap agreement maturing in June 2004 related to $50.0 million of the long-term borrowings that fixed the interest rate thereon at 5.92%. We also have interest rate swaps related to $150.0 million of our commercial paper borrowings. The effect of these interest rate swaps, which mature in June 2008, is to fix the effective annual interest rate on these borrowings at 2.9%. At December 31, 2002, we had interest rate swap agreements related to $150.0 million of long-term debt, the effect of which fixed the interest rate on these borrowings at an average rate of 5.37%. During the second quarter of 2003, a $50.0 million interest rate swap related to the committed five-year revolving credit facility matured. In addition, during the second quarter of 2003, we elected to terminate a second $50.0 million interest rate swap, which had an original maturity in September 2003, related to these long-term borrowings.

Outlook for 2004

During 2004, we anticipate that our average debt levels will increase as a result of an increase in working capital requirements, primarily associated with the terms and timing of delivery on the Sonatrach contract. However, by year-end 2004, we expect net debt to be lower by $20 to $30 million compared with year-end 2003, unless we incur additional acquisition-related debt.

We plan to meet our cash requirements in 2004 with cash generated from operations and our available credit facilities. We are currently pursuing a second five-year $250.0 million revolving credit facility that would replace our 364-day $150.0 million revolving credit facility upon its maturity in April 2004.

We forecast that our 2004 capital spending will be approximately $60 million. This reflects a reduction in projected capital spending for Energy Production Systems after several years of higher capital spending levels needed to support increased subsea volume. During 2003, we entered into an agreement to sell real estate for approximately $10 million. The sale is expected to close in 2004, pending the completion of property improvements.

We expect to contribute approximately $17 million to our pension plans in 2004. Of this amount, $15 million will be contributed to the domestic qualified pension plan, which does not have a minimum funding requirement for 2004. The remaining $2 million will be contributed to the U.K. qualified pension plan and the domestic non-qualified pension plan.

We continue to evaluate acquisitions, divestitures and joint ventures in the ordinary course of business.

45	Management’s Discussion and Analysis

Contractual Obligations and Other Commercial Commitments

The following is a summary of our contractual obligations at December 31, 2003:

(In millions)	Payments due by period
Contractual obligations	Total payments	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Long-term debt (a)	$201.2	$0.1	$200.3	$0.2	$0.6
Short-term debt	20.3	20.3	—	—	—
Capital lease obligations	0.7	0.3	0.3	0.1	—
Operating leases	117.8	24.5	35.3	22.1	35.9
Unconditional purchase obligations (b)	133.3	69.8	62.5	1.0	—
Other long-term obligations (c)	3.0	2.0	1.0	—	—

Total contractual obligations	$476.3	$117.0	$299.4	$23.4	$36.5

(a)	Our available long-term debt is dependent upon our compliance with debt covenants, including negative covenants related to liens, and financial covenants related to consolidated tangible net worth, debt to earnings and interest coverage ratios. We were in compliance with all covenants at December 31, 2003; however, any violation of debt covenants, event of default, or change in our credit rating could have a material impact on our ability to maintain our committed financing arrangements.

(b)	In the normal course of business, we enter into agreements with our suppliers to purchase raw materials or services. These agreements include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. As these commitments are associated with purchases made to fulfill our customers’ orders, substantially all of the costs associated with these agreements will ultimately be reflected in cost of sales and services on our consolidated statements of income.

(c)	Other long-term obligations consist of amounts owed associated with an acquisition made in our Airport Systems business segment in 2003. In addition to the contractual obligations listed in the table above, we also have a commitment to acquire the remaining ownership interest in CDS in 2009 at a purchase price of approximately 6.5 times the average of 45% of CDS’ 2007 and 2008 earnings before interest expense, income taxes, depreciation and amortization.

The following is a summary of our commercial commitments at December 31, 2003:

(In millions)	Amount of commitment expiration per period
Commercial commitments	Total amount committed	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Letters of credit	$116.2	$103.3	$12.9	$—	$—
Surety bonds	129.8	79.8	50.0	—	—
Third-party guarantees	6.2	3.7	1.4	1.1	—
Other bank guarantees	145.9	100.4	19.8	18.5	7.2

Total commercial commitments	$398.1	$287.2	$84.1	$19.6	$7.2

As collateral for our performance on certain sales contracts or as part of our agreements with insurance companies, we were contingently liable under letters of credit, surety bonds and other bank guarantees. In order to obtain these financial instruments, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments. These off-balance sheet financial instruments may be renewed, revised or released based on

FMC Technologies, Inc. 2003 Annual Report	46

changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that will have a negative impact on our key financial ratios or our ability to obtain financing.

At December 31, 2003, FMC Corporation’s contingent obligations related to our direct obligations amounted to $2.9 million and consisted primarily of guarantees of our performance of the terms of sales contracts. In early 2004, FMC Corporation’s contingent obligations related to our direct obligations were reduced to $0.1 million. Under the Separation and Distribution Agreement (“SDA”), we indemnify FMC Corporation and FMC Corporation indemnifies us from all liabilities arising from the respective businesses or contracts of the companies, from liabilities arising from the breach of the SDA, from certain claims made prior to our spin-off from FMC Corporation, and for claims related to discontinued operations.

Derivative Financial Instruments and Market Risk

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments for trading purposes where the objective is to generate profits. At December 31, 2003 and 2002, our derivative holdings consisted of foreign currency forward contracts and interest rate swap agreements.

When we sell or purchase products or services, transactions are frequently denominated in currencies other than the particular operation’s functional currency. We mitigate our exposure to variability in foreign currency exchange rates when possible through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates, offset one another. Additionally, we initiate hedging activities, by entering into foreign exchange forward contracts with third parties, when natural hedges are not available. The maturity dates and currencies of the exchange contracts that provide hedge coverage are synchronized with those of the underlying purchase or sale commitment, and the amount of hedge coverage related to each underlying transaction does not exceed the amount of the underlying purchase or sale commitment. At December 31, 2003, our net foreign currency market exposures were primarily in the Norwegian krone, the Swedish krona, the British pound, the Singapore dollar, the Japanese yen, the Brazilian real and the euro. At December 31, 2002, our net foreign currency market exposures were primarily in the Norwegian krone, the euro, the Brazilian real, the Japanese yen, the Swedish krona and the British pound.

We use a sensitivity analysis to measure the impact on earnings of an immediate 10% adverse movement in the foreign currency exchange rates to which we have exposure. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, and all other variables are held constant. Our sensitivity analysis indicated that such a fluctuation in currency exchange rates would not materially affect our consolidated operating results, financial position or cash flows at either December 31, 2003, or December 31, 2002. We believe that our hedging activities have been effective in reducing our risks related to foreign currency exchange rate fluctuations.

Our debt instruments subject us to market risk associated with movements in interest rates. During 2001, we entered into three floating-to-fixed interest rate swap agreements to fix the interest rates on $150.0 million of the variable rate debt outstanding under our committed five-year revolving credit facility. Each contract had a notional value of $50.0 million. During 2003, one interest rate swap matured and we elected to terminate another interest rate swap that had an original maturity of September 2003. The remaining interest rate swap matures in June 2004.

In June 2003, we entered into three floating-to-fixed interest rate swaps related to $150.0 million of our commercial paper borrowings. The effect of these interest rate swaps is to fix the effective annual interest rate on these borrowings at an average rate of 2.9%. These interest rate swaps mature in June 2008. The swaps are accounted for as cash flow hedges and their fair value is included in other assets on our consolidated balance sheets.

Critical Accounting Estimates

We prepare the consolidated financial statements of FMC Technologies in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed this disclosure.

Revenue Recognition Using the Percentage of Completion Method of Accounting

We record revenue on construction-type manufacturing and assembly projects using the percentage of completion method, where revenue is recorded as work progresses on each contract. There are several acceptable methods of measuring progress toward completion. Most frequently, we use the ratio of costs incurred to date to total estimated contract costs to measure this progress; however, there are also types of contracts where we consistently apply the ratio of units delivered to date — or units of work performed — as a percentage of total units because we have determined that these methods provide a more accurate measure of progress toward completion.

Total estimated contract cost is a critical accounting estimate because it can materially affect net income and it requires us to make judgments about matters that are uncertain.

47	Management’s Discussion and Analysis

Revenue recorded using the percentage of completion method amounted to $804.3 million, $678.9 million and $590.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Management estimates that during 2003, $97.9 million of revenue recognized using the percentage of completion method was associated with contracts that were completed during the year.

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

It is reasonably possible that we could have used different estimates of total contract costs in our calculation of revenue recognized using the percentage of completion method. If we had used a different estimate of total contract costs for each contract in progress at December 31, 2003, a 1% increase or decrease in the estimated margin earned on each contract would have increased or decreased total revenue and pre-tax income for the year ended December 31, 2003, by $7.7 million.

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

In order to quantify excess or obsolete inventory, we begin by preparing a candidate listing of the components of inventory that have not demonstrated usage within the most recent two-year period. This list is then reviewed with sales, production and materials management personnel to determine whether this list of potential excess or obsolete inventory items is accurate. Management considers as part of this evaluation whether there has been a change in the market for finished goods, whether there will be future demand for on-hand inventory items and whether there are components of inventory that incorporate obsolete technology.

It is reasonably possible that we could have used different assumptions about future sales when estimating excess or obsolete inventory. Had we assumed that future sales would be 10% higher or lower than those used in our forecast, the effect on our estimate of excess or obsolete inventory and pre-tax income would have been an increase or decrease of $1.2 million for the year ended December 31, 2003.

Accounting for Income Taxes

In determining our current income tax provision we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments’ performance, our backlog, planned timing of new product launches, and customer sales commitments. Significant changes in the expected realizability of the deferred tax asset would require that we provide an additional valuation allowance against the gross value of our total deferred tax assets.

As of December 31, 2003, we estimated that it is not likely that we will have future taxable income in certain foreign jurisdictions in which we have cumulative net operating losses and, therefore, provided a valuation allowance against the related deferred tax assets. As of December 31, 2003, we estimated that it is more likely than not that we will have future taxable income in the United States to utilize our deferred tax assets. Therefore, we have not provided a valuation allowance against the related deferred tax assets.

With respect to deferred tax assets in our domestic businesses, it is reasonably possible we could have used a different estimate of future taxable income in determining the need for a valuation allowance. If our estimate of future taxable income was 25% lower than the estimate used, we would still generate sufficient taxable income to utilize our deferred tax assets.

FMC Technologies, Inc. 2003 Annual Report	48

Retirement Benefits

We provide most of our employees with certain retirement (pension) and postretirement (health care and life insurance) benefits. In order to measure the expense and obligations associated with these retirement benefits, management must make a variety of estimates, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors. These accounting estimates bear the risk of change due to the uncertainty attached to the estimate as well as the fact that these estimates are difficult to measure. Different estimates used by management could result in our recognizing different amounts of expense over different periods of time.

We use third-party specialists to assist management in evaluating our assumptions as well as appropriately measuring the costs and obligations associated with these retirement benefits. The discount rate and expected return on plan assets are based primarily on investment yields available and the historical performance of our plan assets. They are critical accounting estimates because they are subject to management’s judgment and can materially affect net income.

The discount rate used effects the periodic recognition of the interest cost component of net periodic pension cost. It is based on rates at which the pension benefit obligation could effectively be settled on a present value basis. We develop the assumed weighted-average discount rate utilizing investment yields available at our determination date based on AA-rated corporate long-term bonds. Significant changes in the discount rate, such as those caused by changes in the yield curve, the mix of bonds available in the market, the duration of selected bonds, and the timing of expected benefit payments may result in volatility in pension expense and minimum pension liabilities. We lowered the discount rate in 2003 from 6.75% to 6.25% as a result of lower available yields on AA-rated corporate long-term bonds.

It is reasonably possible that we could have used a different estimate for the weighted-average discount rate in calculating annual pension expense. Holding other assumptions constant, for every 1% reduction in the discount rate, annual pension expense would increase by approximately $9.9 million before taxes. Holding other assumptions constant, for every 1% increase in the discount rate, annual pension expense would decrease by approximately $8.7 million before taxes.

On trailing 5-year and trailing 10-year bases, our actual returns on plan assets have exceeded the fiscal 2003 estimated long-term rate of return of 8.75%. This rate was adjusted in 2003 from the previous estimate of 9.25% due to the expectation that more modest returns will be obtained in the near future. The expected return on plan assets is recognized as part of the net periodic pension cost. The difference between the expected return and the actual return on plan assets is amortized over the expected remaining service life of employees, so there is a lag time between the market’s performance and its impact on plan results.

It is reasonably possible that we could have used a different estimate for the rate of return on plan assets in calculating pension expense. Holding other assumptions constant, for every 1% reduction in the expected rate of return on plan assets, annual pension expense would increase by approximately $4.3 million before taxes.

Impact of Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of (by sale, abandonment or in a distribution to owners), whether they were previously held and used or newly acquired, and it also broadens the presentation of discontinued operations to include more disposal transactions. We implemented the provisions of SFAS No. 144 as of January 1, 2002. The adoption of SFAS No. 144 did not have a significant impact on our consolidated financial statements.

In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued. This Statement revises accounting for specified employee and contract terminations that are part of restructuring activities, but excludes restructuring activities related to operations acquired in a business combination. The Statement requires exit or disposal costs to be recorded when they are incurred, rather than at the date a formal exit plan is adopted, and can be measured at fair value. The provisions of this Statement were effective for activities initiated after December 31, 2002. We applied this Statement in accounting for restructuring activities initiated in 2003, and its implementation did not have a material impact on our consolidated financial statements.

In December 2002, SFAS No. 148 was issued amending SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. The Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employment compensation and the effect of the method used on reported results. We intend to transition to the fair value method of accounting for stock-based compensation beginning January 1, 2004. SFAS No. 148 provides two alternatives to effect the transition in 2004. In order to present information comparably, we have chosen the retroactive restatement option for transition as opposed to the modified prospective alternative. Retroactive restatement requires that compensation expense be recognized using the fair value method for all awards granted, modified, or settled for all periods presented in the basic financial statements as if the recognition provisions of SFAS No. 123 had been adopted on its effective date. Compensation expense, net of tax, expected to be reflected in our restated financial statements as a result of the transition has been disclosed in accordance with SFAS No. 123. We do not expect the implementation of SFAS No. 148 to have an impact on our results of operations that is materially different from the impact on our historical results of operations disclosed in accordance with SFAS No. 123.

49	Management’s Discussion and Analysis

In December 2003, FASB Statement No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement is effective for fiscal years ending after December 15, 2003. We incorporated the disclosure requirements of Statement 132 (revised) in our 2003 consolidated financial statements.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible participants starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligible participants with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payer basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program. In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The FSP requires that a sponsor of a postretirement health care plan that provides prescription drug benefits disclose the existence of the Act, the fact that any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost do not reflect the effects of the Act on the plan, and any additional information that the sponsor has and believes is appropriate for the reader to understand the Act’s possible economic consequences for the sponsor, including whether the sponsor intends to amend the plan in light of the new legislation. We have chosen to defer recognition of the potential effects of the Act in 2003. Therefore, the retiree health obligations and costs reported in our consolidated financial statements do not yet reflect any potential impact of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require us to change previously reported information. In the months ahead, we intend to review our retiree health care strategy in light of the Act. As part of that review, we may consider amending our retiree health program to coordinate with the new Medicare prescription drug program or to receive the direct subsidy from the government.

In November 2002, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34,” was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. We made the applicable disclosures for our significant guarantees outstanding beginning with the year ended December 31, 2002. The recognition provisions of this statement were implemented in 2003 and did not have a material impact on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”), regarding when a revenue arrangement with multiple deliverables should be divided into separate units of accounting, and, if so, how consideration should be allocated. We have adopted EITF No. 00-21 for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The implementation did not have a material effect on our financial condition or results of operations.

FMC Technologies, Inc. 2003 Annual Report	50

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)	Year Ended December 31,
	2003	2002	2001
Revenue	$2,307.1	$2,071.5	$1,927.9
Costs and expenses:
Cost of sales and services	1,843.6	1,654.2	1,504.7
Selling, general and administrative expense	301.6	264.5	292.5
Research and development expense	45.3	47.8	54.9

Total costs and expenses	2,190.5	1,966.5	1,852.1

Income before minority interests, interest income, interest expense and income taxes	116.6	105.0	75.8
Minority interests	1.1	2.2	1.2
Interest income	1.2	1.6	3.0
Interest expense	10.1	14.1	14.1

Income before income taxes and the cumulative effect of changes in accounting principles	106.6	90.3	63.5
Provision for income taxes (Note 10)	31.0	26.2	24.1

Income before the cumulative effect of changes in accounting principles	75.6	64.1	39.4
Cumulative effect of changes in accounting principles, net of income taxes (Note 2)	—	(193.8)	(4.7)

Net income (loss)	$75.6	$(129.7)	$34.7

Basic earnings (loss) per share (Note 3):
Income before the cumulative effect of changes in accounting principles	$1.14	$0.98	$0.60
Cumulative effect of changes in accounting principles	—	(2.97)	(0.07)

Basic earnings (loss) per share	$1.14	$(1.99)	$0.53

Diluted earnings (loss) per share (Note 3):
Income before the cumulative effect of changes in accounting principles	$1.13	$0.96	$0.60
Cumulative effect of changes in accounting principles	—	(2.90)	(0.07)

Diluted earnings (loss) per share	$1.13	$(1.94)	$0.53

The accompanying notes are an integral part of the consolidated financial statements.

51	Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions)	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$29.0	$32.4
Trade receivables, net of allowances of $10.3 in 2003 and $10.5 in 2002	544.1	419.2
Inventories (Note 6)	286.8	278.9
Prepaid expenses	13.2	13.4
Other current assets	76.3	74.5

Total current assets	949.4	818.4
Investments	31.8	29.4
Property, plant and equipment, net (Note 7)	327.9	306.1
Goodwill (Note 8)	118.2	83.6
Intangible assets, net (Note 8)	71.2	36.3
Other assets	27.9	24.1
Deferred income taxes (Note 10)	64.2	74.6

Total assets	$1,590.6	$1,372.5

(Continued)

FMC Technologies, Inc. 2003 Annual Report	52

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In millions, except per share data)	December 31,
	2003	2002
Liabilities and stockholders’ equity
Current liabilities:
Short-term debt (Note 9)	$20.3	$59.4
Current portion of long-term debt (Note 9)	0.1	0.1
Accounts payable, trade and other	272.4	235.0
Advance payments	255.6	186.2
Accrued payroll	55.1	41.5
Income taxes payable	23.4	29.5
Other current liabilities	159.5	143.1
Current portion of accrued pension and other postretirement benefits (Note 12)	19.8	21.0
Deferred income taxes (Note 10)	38.9	18.2

Total current liabilities	845.1	734.0
Long-term debt, less current portion (Note 9)	201.1	175.4
Accrued pension and other postretirement benefits, less current portion (Note 12)	46.4	76.8
Reserve for discontinued operations (Note 11)	12.9	18.1
Other liabilities	49.2	59.8
Minority interests in consolidated companies	6.6	4.6
Commitments and contingent liabilities (Note 19)
Stockholders’ equity (Note 14):
Preferred stock, $0.01 par value, 12.0 shares authorized; no shares issued in 2003 or 2002	—	—
Common stock, $0.01 par value, 195.0 shares authorized; 66.4 and 65.6 shares issued in 2003 and 2002; 66.2 and 65.5 shares outstanding in 2003 and 2002	0.7	0.7
Common stock held in employee benefit trust, at cost, 0.2 and 0.1 shares in 2003 and 2002	(3.0)	(2.5)
Capital in excess of par value of common stock	556.3	543.7
Unamortized restricted stock compensation	(7.6)	(5.1)
Retained deficit	(11.8)	(87.4)
Accumulated other comprehensive loss	(105.3)	(145.6)

Total stockholders’ equity	429.3	303.8

Total liabilities and stockholders’ equity	$1,590.6	$1,372.5

The accompanying notes are an integral part of the consolidated financial statements.

53	Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31,
	2003	2002	2001
Cash provided (required) by operating activities of continuing operations:
Income before the cumulative effect of changes in accounting principles	$75.6	$64.1	$39.4
Adjustments to reconcile income before the cumulative effect of changes in accounting principles to cash provided by operating activities of continuing operations:
Depreciation	48.2	40.1	37.7
Amortization	9.5	8.5	20.1
Asset impairment charges (Note 5)	1.8	—	1.3
Restructuring charges (Note 5)	1.6	—	15.5
Employee benefit plan costs	18.9	11.1	7.9
Settlement of derivative contracts (Note 2)	—	—	(3.8)
Deferred income taxes	1.3	19.0	8.1
Other	(0.1)	5.7	1.9
Changes in operating assets and liabilities, net of effects of acquisitions:
Repurchase of securitized receivables	—	—	(38.0)
Trade receivables, net	(89.8)	(34.2)	(7.0)
Inventories	13.5	27.0	(15.1)
Other current assets and other assets	(18.2)	(15.3)	(0.8)
Advance payments	69.4	33.8	32.2
Accounts payable, accrued payroll, other current liabilities and other liabilities	27.5	15.4	(17.1)
Income taxes payable	9.3	(20.5)	6.7
Accrued pension and other postretirement benefits, net	(18.1)	(35.7)	(12.7)

Cash provided by operating activities of continuing operations	$150.4	$119.0	$76.3

(Continued)

FMC Technologies, Inc. 2003 Annual Report	54

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)	Year Ended December 31,
	2003	2002	2001
Cash provided by operating activities of continuing operations	$150.4	$119.0	$76.3

Cash required by discontinued operations (Note 11)	(5.2)	(5.3)	(7.3)

Cash provided (required) by investing activities:
Acquisitions and joint venture investments	(46.4)	—	(2.6)
Capital expenditures	(65.2)	(68.1)	(67.6)
Retirement of sale-leaseback obligations	(35.9)	(21.6)	—
Proceeds from disposal of property, plant and equipment	13.0	25.8	9.1
Decrease (increase) in investments	1.7	(2.5)	(3.3)

Cash required by investing activities	(132.8)	(66.4)	(64.4)

Cash provided (required) by financing activities:
Net increase (decrease) in short-term debt	(39.1)	(19.5)	38.2
Proceeds from issuance of commercial paper	150.0	—	—
Proceeds from issuance of long-term debt	—	—	250.2
Repayment of long-term debt	(131.2)	(20.6)	(56.0)
Contributions from FMC Corporation	—	—	99.5
Distributions to FMC Corporation	—	(4.4)	(531.5)
Issuance of common stock, net of common stock acquired for employee benefit trust	7.0	1.0	207.2

Cash provided (required) by financing activities	(13.3)	(43.5)	7.6

Effect of exchange rate changes on cash and cash equivalents	(2.5)	0.6	(2.0)

Increase (decrease) in cash and cash equivalents	(3.4)	4.4	10.2
Cash and cash equivalents, beginning of year	32.4	28.0	17.8

Cash and cash equivalents, end of year	$29.0	$32.4	$28.0

Supplemental disclosures of cash flow information:
Cash paid for interest (net of interest capitalized)	$9.5	$13.5	$14.1
Cash paid for income taxes (net of refunds received)	$21.5	$25.9	$7.3

The accompanying notes are an integral part of the consolidated financial statements.

55	Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions)
	Common stock	Common stock held in employee benefit trust	Capital in excess of par value of common stock	Retained earnings (deficit)	FMC Corporation’s net investment	Accumulated other comprehensive income (loss)	Comprehensive income (loss)
Balance at December 31, 2000	$—	$—	$—	$—	$752.0	$(114.4)
Net income (loss) (Note 1)	—	—	—	42.3	(7.6)	—	$34.7
Issuance of common stock to FMC Corporation (Note 1)	0.6	—	315.8	—	(316.4)	—	—
Sale of common stock to public (Note 1)	0.1	—	207.2	—	—	—	—
Contributions from FMC Corporation (Note 17)	—	—	—	—	60.1	—	—
Purchases of common stock for employee benefit trust, at cost (Note 14)	—	(1.2)	—	—	—	—	—
Return of capital to FMC Corporation (Note 17)	—	—	—	—	(488.1)	—	—
Foreign currency translation adjustment (Note 15)	—	—	—	—	—	(31.7)	(31.7)
Minimum pension liability adjustment	—	—	—	—	—	0.7	0.7
Cumulative effect of a change in accounting principle (net of an income tax benefit of $0.9) (Note 2)	—	—	—	—	—	(1.3)	(1.3)
Net deferral of hedging gains	—	—	—	—	—	0.1	0.1

							$2.5

Balance at December 31, 2001	$0.7	$(1.2)	$523.0	$42.3	$—	$(146.6)
Net loss	—	—	—	(129.7)	—	—	$(129.7)
Issuance of common stock	—	—	2.3	—	—	—	—
Purchases of common stock for employee benefit trust, at cost (Note 14)	—	(1.3)	—	—	—	—	—
Adjustment for true-up with FMC Corporation (Note 17)	—	—	(4.4)	—	—	—	—
Restricted stock activity	—	—	17.7	—	—	—	—
Foreign currency translation adjustment (Note 15)	—	—	—	—	—	32.1	32.1
Minimum pension liability adjustment (net of an income tax benefit of $18.5) (Note 12)	—	—	—	—	—	(36.2)	(36.2)
Net deferral of hedging gains (net of income taxes of $3.3) (Note 16)	—	—	—	—	—	5.1	5.1

							$(128.7)

Balance at December 31, 2002	$0.7	$(2.5)	$538.6	$(87.4)	$—	$(145.6)

(Continued)

FMC Technologies, Inc. 2003 Annual Report	56

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

(In millions)
	Common stock	Common stock held in employee benefit trust	Capital in excess of par value of common stock	Retained earnings (deficit)	FMC Corporation’s net investment	Accumulated other comprehensive income (loss)	Comprehensive income (loss)
Balance at December 31, 2002	$0.7	$(2.5)	$538.6	$(87.4)	$—	$(145.6)
Net income	—	—	—	75.6	—	—	$75.6
Issuance of common stock (net of an income tax benefit of $1.8 )	—	—	6.5	—	—	—	—
Purchases of common stock for employee benefit trust, at cost (Note 14)	—	(0.5)	—	—	—	—	—
Restricted stock activity	—	—	3.6	—	—	—	—
Foreign currency translation adjustment (Note 15)	—	—	—	—	—	26.1	26.1
Minimum pension liability adjustment (net of income taxes of $8.1 ) (Note 12)	—	—	—	—	—	12.5	12.5
Net deferral of hedging gains (net of income taxes of $1.1) (Note 16)	—	—	—	—	—	1.7	1.7

							$115.9

Balance at December 31, 2003	$0.7	$(3.0)	$548.7	$(11.8)	$—	$(105.3)

The accompanying notes are an integral part of the consolidated financial statements.

57	Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE, FORMATION AND ORGANIZATION OF BUSINESS

FMC Technologies, Inc. and consolidated subsidiaries (“FMC Technologies” or the “Company”) is a global leader providing mission-critical solutions, based on innovative, industry-leading technologies, for the energy, food processing and air transportation industries. The Company designs, manufactures and services sophisticated machinery and systems for its customers through its Energy Systems (comprising Energy Production Systems and Energy Processing Systems), FoodTech and Airport Systems businesses.

FMC Technologies was incorporated in Delaware on November 13, 2000, and was a wholly owned subsidiary of FMC Corporation until its initial public offering on June 14, 2001, when it was listed on the New York Stock Exchange and sold 17.0% of its common stock to the public.

Through May 31, 2001, FMC Corporation operated the businesses of FMC Technologies as internal units of FMC Corporation through various divisions and subsidiaries, or through investments in unconsolidated affiliates. As of June 1, 2001, FMC Corporation contributed to FMC Technologies substantially all of the assets and liabilities of, and its interests in, the businesses that comprise FMC Technologies (the “Separation”).

FMC Technologies’ financial statements for periods prior to the Separation were carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses and gave effect to certain allocations of expenses from FMC Corporation. These allocations, however, are not necessarily indicative of the costs and expenses that would have resulted if FMC Technologies had operated as a separate entity in the past or of the costs the Company would expect to incur in periods subsequent to the Separation.

On December 31, 2001, FMC Corporation distributed its remaining 83.0% ownership of FMC Technologies’ common stock to FMC Corporation’s shareholders in the form of a dividend (the “Distribution”).

NOTE 2. PRINCIPAL ACCOUNTING POLICIES

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances. In particular, judgment is used in areas such as revenue recognition using the percentage of completion method of accounting, making estimates associated with the valuation of inventory and income tax assets, and accounting for retirement benefits and contingencies.

Principles of consolidation — The consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and affiliates. Intercompany accounts and transactions are eliminated in consolidation.

Reclassifications — Certain prior-year amounts have been reclassified to conform to the current year’s presentation.

Revenue recognition — Revenue from equipment sales is recognized either upon transfer of title to the customer (which is upon shipment or when customer-specific acceptance requirements are met) or under the percentage of completion method.

The percentage of completion method of accounting is used for construction-type manufacturing and assembly projects that involve significant design and engineering effort in order to satisfy detailed customer-supplied specifications. Under the percentage of completion method, revenue is recognized as work progresses on each contract. The Company primarily applies the ratio of costs incurred to date to total estimated contract costs to measure this ratio; however, there are certain types of contracts where it consistently applies the ratio of units delivered to date — or units of work performed — as a percentage of total units, because it has been determined that these methods provide a more accurate measure of progress toward completion. If it is not possible to form a reliable estimate of progress toward completion, no revenues or costs are recognized until the project is complete or substantially complete. Any expected losses on construction-type contracts in progress are charged to operations in the period the losses become probable.

Modifications to construction-type contracts, referred to as “change orders,” effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, equipment, materials, sites, and/or period for completion of the work. If a change order represents a firm price commitment from a customer, the Company accounts for the revised estimate as if it had been included in the original estimate, effectively recognizing the pro rata impact of the new estimate on its calculation of progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) the Company includes the costs of contract performance in its calculation of progress toward completion in the period in which the costs are incurred or become probable; and (2) the Company includes the revenue related to the change order in its calculation of progress toward completion in the period in which it can be reliably estimated and realization is assured beyond a reasonable doubt. The assessment of realization may be based upon the Company’s previous experience with the customer or based upon the Company receiving a firm price commitment from the customer.

FMC Technologies, Inc. 2003 Annual Report	58

Revenue recorded relating to construction-type contracts accounted for using the percentage of completion method amounted to $804.3 million, $678.9 million and $590.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. During 2003, $97.9 million of revenue recognized using the percentage of completion method was associated with contracts that were completed during the year.

Service revenue is recognized as the service is provided.

Cash equivalents — The Company considers investments in all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade receivables — Prior to the Separation (Note 1), FMC Corporation entered into an accounts receivable financing facility under which trade receivables were sold without recourse through FMC Corporation’s wholly owned, bankruptcy-remote subsidiary. Certain of the trade receivables generated by the businesses ultimately contributed to FMC Technologies were sold as part of the facility. The Company discontinued the practice of financing trade receivables and terminated its participation in this facility during the first quarter of 2001. Upon withdrawal from the facility, the Company repurchased its outstanding trade receivables for $38.0 million in cash. The Company accounted for the sales of receivables in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” through the date of termination of this facility.

Amounts included in trade receivables representing revenue in excess of billings on contracts accounted for under the percentage of completion method amounted to $146.7 million and $87.8 million at December 31, 2003 and 2002, respectively.

Inventories — Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out (“LIFO”) basis for all domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out (“FIFO”) method is used to determine the cost for all other inventories.

Impairment of long-lived and intangible assets — Long-lived assets, including property, plant and equipment; identifiable intangible assets that are subject to amortization; capitalized software costs; and investments are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Long-lived assets held for sale are reported at the lower of carrying value or fair value less cost to sell.

Investments — Investments in the common stock of affiliated companies in which FMC Technologies’ ownership interest is 50% or less and in which FMC Technologies exercises significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at fair value or at cost, as appropriate.

Property, plant and equipment — Property, plant and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements – 20 years, buildings – 20 to 50 years, and machinery and equipment – 3 to 18 years). Gains and losses are reflected in income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment are capitalized.

Capitalized interest — Interest costs associated with the construction of certain long-lived assets are capitalized as part of the costs of those assets and are being amortized over the assets’ estimated useful lives. Capitalized interest costs totaled $1.3 million, $2.5 million and $2.0 million during the years ended December 31, 2003, 2002 and 2001, respectively.

Capitalized software costs — Other assets include the capitalized cost of internal use software (including Internet web sites) totaling $10.2 million and $9.2 million at December 31, 2003 and 2002, respectively. These software costs include internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from three to seven years. For Internet web site costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets — SFAS No. 142, “Goodwill and Other Intangible Assets,” eliminates the amortization of goodwill and acquired intangible assets deemed to have indefinite lives. Goodwill and acquired intangible assets not subject to amortization are required to be tested for impairment on an annual basis (or more frequently if impairment indicators arise). The Company adopted SFAS No. 142 as of January 1, 2002, and upon adoption, discontinued the amortization of goodwill and recorded a goodwill impairment loss amounting to $215.0 million before taxes ($193.8 million after tax). This loss was not the result of a change in the outlook of the businesses but was due to a change in the method of measuring goodwill impairment as required by the adoption of SFAS No. 142. The Company has established October 31 as the date of its annual test for impairment of goodwill. The Company’s acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from 7 to 40 years. None of the Company’s acquired intangible assets have been deemed to have indefinite lives.

59	Financial Statements

Advance payments — Amounts advanced by customers as deposits on orders not yet billed and progress payments on construction-type contracts are classified as advance payments.

Reserve for discontinued operations — Reserves related to personal injury and product liability claims associated with the Company’s discontinued operations are recorded based on an actuarially-determined estimate of liabilities. The Company evaluates the estimate of these liabilities on a regular basis, and makes adjustments to the recorded liability balance to reflect current information regarding the estimated amount of future payments to be made on both reported claims and incurred but unreported claims. On an annual basis, the Company engages an actuary to prepare an estimate of the liability for these claims. The actuarial estimate of the liability is based upon the estimated number of pieces of equipment in use and the expected loss rate per unit and considers such factors as historical claim and settlement experience by year, recent trends in the number of claims and the cost of settlements, and available stop-loss insurance coverage. Actual settlements of self-insured product liabilities may be more or less than the liability estimated by the Company and the actuary.

Income taxes — Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

Income taxes are not provided on the Company’s equity in undistributed earnings of foreign subsidiaries or affiliates when it is management’s intention that such earnings will remain invested in those companies. Taxes are provided on such earnings in the year in which the decision is made to repatriate the earnings.

Stock-based employee compensation — The Company has a stock-based employee compensation plan (Note 13). The Company currently accounts for awards made under this plan using the intrinsic value based method prescribed under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No employee compensation cost related to common stock options is reflected in net income (loss), as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Stock-based compensation cost included in net income (loss) is related to restricted stock awards granted, which is recognized over the vesting period. The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value based method prescribed under SFAS No. 123, “Accounting for Stock-Based Compensation,” to common stock options:

(In millions, except per share data)	Year Ended December 31,
	2003	2002	2001
Net income (loss), as reported	$75.6	$(129.7)	$34.7
Add: Stock-based employee compensation included in net income (loss), net of related tax effects	2.1	3.1	4.9
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8.8)	(9.4)	(8.4)

Pro forma net income (loss)	$68.9	$(136.0)	$31.2

Per share data:
Income before the cumulative effect of changes in accounting principles:
Basic — as reported	$1.14	$0.98	$0.60

Basic — pro forma	$1.04	$0.89	$0.55

Diluted — as reported	$1.13	$0.96	$0.60

Diluted — pro forma	$1.03	$0.87	$0.54

Earnings (loss) per share:
Basic — as reported	$1.14	$(1.99)	$0.53

Basic — pro forma	$1.04	$(2.08)	$0.48

Diluted — as reported	$1.13	$(1.94)	$0.53

Diluted — pro forma	$1.03	$(2.04)	$0.47

FMC Technologies, Inc. 2003 Annual Report	60

When compared with previously reported pro forma results, the 2002 and 2001 pro forma results include adjustments to the expense of certain stock options.

The 2001 pro forma results include the pro forma expense associated with options awarded by FMC Corporation, which were replaced on January 1, 2002, with options to purchase FMC Technologies’ common stock.

The Company intends to transition to the fair value method of accounting for stock-based compensation beginning in 2004. SFAS No. 148 provides two alternatives to effect the transition in 2004. In order to present information comparably, the Company intends to choose the retroactive restatement option for transition rather than the modified prospective alternative. Retroactive restatement requires that compensation expense be recognized using the fair value method for all awards granted, modified or settled for all periods presented in the basic financial statements as if the recognition provisions of SFAS No. 123 had been adopted on its effective date. As such, following the transition, the Company’s primary financial statements will reflect compensation expense, net of tax, as set forth in the table above.

Common stock held in employee benefit trust — Shares of the Company’s common stock are purchased by the plan administrator of the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan and placed in a trust owned by the Company. Purchased shares are recorded at cost and classified as a reduction of stockholders’ equity in the consolidated balance sheets.

Earnings per common share (“EPS”) — Basic EPS is computed using the weighted-average number of common shares outstanding. Diluted EPS gives effect to the potential dilution of earnings which could have occurred if additional shares were issued for stock option exercises and restricted stock under the treasury stock method.

Foreign currency translation — Assets and liabilities of foreign operations in non-highly inflationary countries are translated at exchange rates in effect at the balance sheet date, while income statement accounts are translated at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash and cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

Derivative financial instruments and foreign currency transactions — On January 1, 2001, the Company implemented, on a prospective basis, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138 (collectively, “SFAS No. 133”). SFAS No. 133 requires the Company to recognize all derivatives in the consolidated balance sheets at fair value, with changes in the fair value of derivative instruments to be recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on whether a derivative is designated as, and is effective as, a hedge and on the type of hedging transaction. In accordance with the provisions of SFAS No. 133, the Company recorded first quarter 2001 losses from the cumulative effect of a change in accounting principle of $4.7 million, net of an income tax benefit of $2.9 million, in the consolidated statement of income, and $1.3 million, net of an income tax benefit of $0.9 million, in accumulated other comprehensive income (loss). Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions. The 2001 cash outflow related to contracts settled as a result of the adoption of SFAS No. 133 of $3.8 million is reported separately in the consolidated statements of cash flows.

The Company recognizes all derivatives as assets or liabilities in the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. The ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The Company also uses forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS No. 133; therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

Recently issued accounting pronouncements — In November 2002, Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34,” was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company incorporated the applicable disclosures for its significant guarantees outstanding beginning with the year ended December 31, 2002. The recognition provisions of this Interpretation were implemented in 2003 and did not have a material impact on the Company’s financial position or results of operation.

In December 2003, SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” was issued. SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is effective for fiscal years ending after December 15, 2003. The Company’s disclosures in Note 12 incorporate the requirements of SFAS No. 132 (revised).

61	Financial Statements

In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) reached consensus regarding when a revenue arrangement with multiple deliverables should be divided into separate units of accounting, and, if so, how consideration should be allocated. The new guidance, EITF Abstract No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” applies to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. While the conclusions in this consensus will not have an impact on the total amount of revenue recorded under an arrangement, they may have some impact on the timing of revenue recognition. Implementation of the provisions of this consensus did not have a material impact on the Company’s financial position or results of operations.

NOTE 3. EARNINGS PER SHARE (“EPS”)

The following schedule reconciles the weighted-average number of shares used to calculate basic EPS, with the weighted-average number of shares used to calculate diluted EPS:

(In millions, except per share data)	Year Ended December 31,
	2003	2002	2001
Income before the cumulative effect of changes in accounting principles	$75.6	$64.1	$39.4

Basic weighted-average shares outstanding	66.1	65.3	65.0
Effect of dilutive securities	0.8	1.5	0.9

Diluted weighted-average shares outstanding	66.9	66.8	65.9

Diluted EPS before the cumulative effect of changes in accounting principles	$1.13	$0.96	$0.60

All options outstanding at December 31, 2003, which totaled 5.9 million, were dilutive and therefore were included in the EPS calculation for the year ended December 31, 2003. Options to purchase 2.4 million shares of the Company’s common stock were outstanding at both December 31, 2002 and 2001, but were excluded from the diluted EPS calculation because the options’ exercise prices exceeded the average market price of the common shares and, therefore, the effect would be antidilutive.

The Company’s EPS calculations for 2001 give effect to the 65.0 million common shares issued pursuant to the Separation (Note 1), as if they were issued and outstanding on January 1, 2001.

NOTE 4. BUSINESS COMBINATIONS, DIVESTITURES AND ASSETS HELD FOR SALE

Business combinations

CDS Engineering — On August 20, 2003, the Company acquired a 55% ownership interest in CDS Engineering and associated assets (“CDS”) for $50.0 million, and committed to purchase the remaining 45% ownership interest in CDS in 2009 at a purchase price of approximately 6.5 times the average of 45% of CDS’ 2007 and 2008 earnings before interest expense, income taxes, depreciation and amortization. Headquartered in the Netherlands, CDS is an industry leader in gas and liquids separation technology and equipment for surface applications, both onshore and offshore. The Company believes that significant growth potential will be realized from incorporating CDS’ processing technology and experience with the Company’s broad customer base. In addition, combining the acquired technology of CDS with the Company’s existing expertise in subsea systems could lead to the development of subsea separation systems. CDS is included in the Energy Production Systems business segment.

Net cash paid for the purchase of CDS was $44.2 million, which included acquisition-related costs of $0.7 million. The total acquisition cost of $50.0 million reflected net cash paid plus long-term debt assumed of $6.9 million, less an adjustment of $1.1 million, reflecting the minority interest in cash and long-term debt. The cash payment was funded through borrowings under the Company’s existing credit facilities. The Company accounted for the acquisition as a purchase and included the results of operations of the acquired business in its consolidated financial statements from the date of the acquisition.

FMC Technologies, Inc. 2003 Annual Report	62

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of the acquisition of CDS:

(In millions)	Fair value
Current assets, net of cash	$8.8
Property, plant and equipment	2.1
Goodwill	21.9
Intangible assets	33.0

Total assets acquired	65.8

Current liabilities	9.6
Deferred income taxes	5.1
Long-term debt	6.9

Total liabilities	21.6

Net assets acquired	$44.2

The acquired intangible assets consisted of the following:

(In millions)	Useful life (in years)	Fair value
Customer lists	25	$13.6
Patents and acquired technology	20	16.6
Trademarks	25	1.3
Other	7.5	1.5

Acquired intangible assets		$33.0

All of the acquired intangible assets other than goodwill are subject to amortization, with a weighted-average useful life of approximately 22 years.

Goodwill, which has been allocated to the Energy Production Systems business segment, is not expected to be deductible for income tax purposes.

RampSnake® — On November 26, 2003, the Company acquired 100% ownership of RampSnake A/S (“RampSnake”) from SAS, parent company of Scandinavian Airlines, for $5.2 million. Incorporated under the laws of Denmark, RampSnake has developed a baggage loading and unloading product for narrow-body aircraft. The acquisition of RampSnake is expected to complement the Company’s existing aircraft loader product line, whose primary application has been in the wide-body aircraft market. RampSnake is included in the Airport Systems business segment.

The purchase price for RampSnake of $5.2 million included acquisition-related costs of $0.2 million. The Company paid $2.0 million to the seller on November 26, 2003, the closing date of the transaction. The cash payment was funded through borrowings under the Company’s existing credit facilities. Under the terms of the purchase agreement, the remaining purchase price of $3.0 million is payable to the seller in two installments: $2.0 million due on November 26, 2004, and $1.0 million due on November 26, 2005, and is included in other current liabilities and other liabilities, respectively, on the Company’s December 31, 2003, consolidated balance sheet. The Company included the results of operations of the acquired business in its consolidated financial statements from the effective date of the acquisition.

The estimated fair value of current assets recorded at the acquisition date was $0.8 million. Goodwill relating to this transaction totaled $4.4 million, of which $2.2 million is expected to be deductible for income tax purposes. The Company has not finalized the valuation of certain assets; therefore, the allocation of the purchase price is subject to refinement.

63	Financial Statements

Had the acquisitions of CDS and RampSnake occurred at the beginning of the earliest period presented, the Company’s earnings per share would not have been significantly different from the amounts reported. Accordingly, pro forma financial information has not been provided.

Divestiture

During the fourth quarter of 2003, the Company divested FoodTech’s U.S. agricultural harvester machinery product line. Management had determined that the product line did not fit within FoodTech’s business strategy. In conjunction with the divestiture, the Company sold assets (excluding real estate) and recorded certain costs related to restructuring and impairment (Note 5). The total pre-tax impact on 2003 income was a loss of $1.2 million, which was included in cost of sales and services on the Company’s consolidated statement of income.

Had the divestiture occurred at the beginning of the earliest period presented, the Company’s earnings per share would not have been significantly different from the amounts reported. Accordingly, pro forma financial information has not been provided.

Assets held for sale

At December 31, 2003 and 2002, assets held for sale included $2.5 million (representing assets of $2.9 million and liabilities of $0.4 million) associated with research and development activities for one type of measurement technology included in the Energy Processing Systems business segment. In the fourth quarter of 2002, management committed to a plan to sell this asset group. Circumstances during 2003 extended the period of time that management had originally estimated would be required to complete the sale. Management is continuing with a plan to sell the asset group in 2004.

At December 31, 2003, assets held for sale also included $0.6 million, representing real estate related to, but not included in, the divestiture of FoodTech’s U.S. agricultural harvester machinery product line.

NOTE 5. ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

The Company recorded asset impairment and restructuring charges totaling $3.4 million before taxes ($2.1 million after tax) and $16.8 million before taxes ($10.4 million after tax), during the years ended December 31, 2003 and 2001, respectively. These amounts are included in cost of sales and services in the Company’s consolidated statements of income.

During the fourth quarter of 2003, the Company recorded asset impairment and restructuring charges of $1.8 million and $1.6 million, respectively. Asset impairment charges included $1.0 million related to real estate associated with the divestiture of a FoodTech product line (Note 4). In addition, $0.8 million in asset impairment charges related to the write-down of a long-lived asset in the Energy Production Systems business segment. Restructuring charges, also associated with the divestiture of a FoodTech product line, consisted of $1.1 million related to a reduction in workforce and $0.5 million related to contract termination and other costs. The Company expects to complete the spending associated with this restructuring program during the second quarter of 2004.

During 2001, the Company recorded asset impairment and restructuring charges of $1.3 million and $15.5 million, respectively. The asset impairment charge of $1.3 million reflected the write-off of goodwill associated with a FoodTech product line, which management decided not to develop further. The Company’s 2001 restructuring focused on lowering its cost structure in response to the slowing U.S. and global economies and the reduction in airline travel. Headcount was reduced in each of the Company’s business segments and at its corporate office. This resulted in a total of $15.5 million in restructuring charges, of which $5.1 million related to planned reductions in workforce in the Energy Processing Systems businesses; $1.1 million related to reductions in workforce in the Energy Production Systems businesses; $5.2 million related to reductions in workforce in the FoodTech businesses; $3.7 million related to a planned plant closing and restructuring activities in the Airport Systems businesses; and $0.4 million was for other corporate initiatives. At December 31, 2002, restructuring reserves relating to the 2001 programs were not material. During 2003, the 2001 restructuring programs were completed.

NOTE 6. INVENTORIES

Inventories consisted of the following:

(In millions)	December 31,
	2003	2002
Raw materials	$79.3	$77.0
Work in process	111.9	125.9
Finished goods	225.5	193.6

Gross inventories before LIFO reserves and valuation adjustments	416.7	396.5
LIFO reserves and valuation adjustments	(129.9)	(117.6)

Net inventories	$286.8	$278.9

FMC Technologies, Inc. 2003 Annual Report	64

Inventories accounted for under the LIFO method totaled $84.9 million and $78.6 million at December 31, 2003 and 2002, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $86.7 million and $83.7 million at December 31, 2003 and 2002, respectively. During 2002 and 2001, the Company reduced certain LIFO inventories which were carried at costs lower than the current replacement costs. The result was a decrease in cost of sales and services by approximately $0.3 million and $0.6 million in 2002 and 2001, respectively. There were no reductions of LIFO inventory in 2003.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(In millions)	December 31,
	2003	2002
Land and land improvements	$18.5	$18.0
Buildings	148.4	147.8
Machinery and equipment	533.4	483.9
Construction in process	19.1	46.6

	719.4	696.3
Accumulated depreciation	(391.5)	(390.2)

Property, plant and equipment, net	$327.9	$306.1

Depreciation expense was $48.2 million, $40.1 million and $37.7 million in 2003, 2002 and 2001, respectively.

In March 2003, the Company elected to pay $35.9 million to repurchase equipment and terminate certain sale-leaseback obligations. The effect on the Company’s consolidated balance sheet was an increase in property, plant and equipment of $15.0 million and a reversal of the $20.9 million in non-amortizing credits recognized in connection with the original transaction, which were included in other liabilities. Termination of these sale-leaseback obligations did not have a material impact on the Company’s results of operations.

During 2003, one of the Company’s foreign subsidiaries implemented a functional currency change which resulted in a $12.4 million reduction in property, plant and equipment, net, and accumulated other comprehensive income (loss).

NOTE 8. GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired individually or as part of a group of other assets not constituting a business. SFAS No. 142 also addresses the subsequent accounting for and continuing valuation of goodwill and other intangible assets.

Goodwill — During 2002, the carrying amount of goodwill reflected the impairment loss recognized upon adoption of the new accounting standard. The reported pre-tax impairment loss of $215.0 million ($193.8 million after tax) related to FoodTech ($117.4 million before taxes; $98.3 million after tax) and Energy Processing Systems ($97.6 million before taxes; $95.5 million after tax). The after-tax impairment loss was reflected as a cumulative effect of a change in accounting principle.

The impairment loss was calculated at the reporting unit level, and represents the excess of the carrying value of reporting unit goodwill over its implied fair value. The implied fair value of goodwill was determined by a two-step process. The first compared the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. Then, a second step was performed if the fair value of the reporting unit was less than its carrying amount. In this case, the fair value of the reporting unit was allocated to its assets and liabilities to determine the implied fair value of goodwill, which was used to measure the impairment loss. All of the Company’s reporting units were tested for impairment during the first quarter of 2002 in conjunction with the implementation of SFAS No. 142.

65	Financial Statements

Annual testing for impairment performed subsequent to the implementation of SFAS No. 142 has not resulted in the recognition of any additional goodwill impairment losses.

Goodwill by business segment was as follows:

(In millions)	December 31,
	2003	2002
Energy Production Systems	$76.9	$47.8
Energy Processing Systems	17.3	17.3

Subtotal Energy Systems	94.2	65.1
FoodTech	15.1	14.2
Airport Systems	8.9	4.3

Total goodwill	$118.2	$83.6

The change in the carrying value of goodwill in 2003 was related to the impact of business combinations (Note 4) and foreign currency translation.

The adoption of SFAS No. 142’s provisions relating to goodwill amortization resulted in the Company discontinuing the amortization of goodwill beginning January 1, 2002. Goodwill amortization expense recognized in 2001 was as follows:

(In millions)	Year Ended December 31, 2001
Energy Production Systems	$3.1
Energy Processing Systems	4.7

Subtotal Energy Systems	7.8
FoodTech	4.6
Airport Systems	0.6

Total goodwill amortization expense	$13.0

Total goodwill amortization expense (net of income taxes)	$9.9

FMC Technologies, Inc. 2003 Annual Report	66

The following table provides a comparison of the effects of adopting SFAS No. 142:

(In millions, except per share data)	Year Ended December 31,
	2002	2001
Net income (loss):
As reported—Income before the cumulative effect of changes in accounting principles	$64.1	$39.4
Add back: goodwill amortization (net of income taxes)	—	9.9

Adjusted income before the cumulative effect of changes in accounting principles	64.1	49.3
Cumulative effect of changes in accounting principles (net of income taxes)	(193.8)	(4.7)

Adjusted net income (loss)	$(129.7)	$44.6

As reported—Net income (loss)	$(129.7)	$34.7

Basic earnings (loss) per share:
As reported—Income before the cumulative effect of changes in accounting principles	$0.98	$0.60
Add back: goodwill amortization (net of income taxes)	—	0.15

Adjusted income before the cumulative effect of changes in accounting principles	0.98	0.75
Cumulative effect of changes in accounting principles (net of income taxes)	(2.97)	(0.07)

Adjusted net income (loss) per share	$(1.99)	$0.68

As reported—Basic earnings (loss) per share	$(1.99)	$0.53

Diluted earnings (loss) per share:
As reported—Income before the cumulative effect of changes in accounting principles	$0.96	$0.60
Add back: goodwill amortization (net of income taxes)	—	0.15

Adjusted income before the cumulative effect of changes in accounting principles	0.96	0.75
Cumulative effect of changes in accounting principles (net of income taxes)	(2.90)	(0.07)

Adjusted net income (loss) per share	$(1.94)	$0.68

As reported—Diluted earnings (loss) per share	$(1.94)	$0.53

67	Financial Statements

Intangible assets — All of the Company’s acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. The Company recorded $3.8 million in amortization expense related to intangible assets during the year ended December 31, 2003. During the years 2004 through 2008, annual amortization expense is expected to be approximately $4.5 million.

The components of intangible assets were as follows:

(In millions)	December 31,
	2003		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Customer lists	$31.2	$5.4	$17.1	$4.4
Patents and acquired technology	46.7	17.2	24.2	13.6
Trademarks	19.6	4.6	16.9	3.9
Other	1.5	0.6	—	—

Total intangible assets	$99.0	$27.8	$58.2	$21.9

NOTE 9. DEBT

Committed credit — During 2001, the Company obtained a five-year $250.0 million revolving credit facility maturing on April 26, 2006. In April 2003, the Company renewed its 364-day $150.0 million revolving credit facility. Among other restrictions, the terms of these credit agreements include negative covenants related to liens, and financial covenants related to consolidated tangible net worth, debt to earnings ratios and interest coverage ratios. The Company is in compliance with all of these covenants as of December 31, 2003. Both of the revolving credit facilities carry an effective interest rate of 100 basis points above the one-month London Interbank Offered Rate (“LIBOR”), and together they provide the Company with an aggregate of $400.0 million in committed credit. One-month LIBOR was 1.12% at December 31, 2003.

Available capacity under the five-year $250.0 million revolving credit facility is reduced by outstanding letters of credit associated with this facility, which totaled $21.4 million as of December 31, 2003. Unused capacity under both revolving credit facilities at December 31, 2003, totaled $328.6 million, consisting of $178.6 million under the five-year $250.0 million revolving credit facility and all of the 364-day $150.0 million revolving credit facility.

Uncommitted credit — The Company has uncommitted credit, consisting of two domestic money-market credit facilities totaling $20.0 million at December 31, 2003. In addition, the Company has uncommitted credit lines at many of its international subsidiaries for immaterial amounts. The Company utilizes these facilities to provide a more efficient daily source of liquidity. The effective interest rates depend upon the local national market. For the domestic credit facilities, rates are approximately 100 basis points over the prevailing Federal funds rate traded in the money markets. At December 31, 2003, $5.0 million was outstanding under the domestic uncommitted credit facilities.

Commercial paper — The Company initiated a commercial paper program in the first quarter of 2003 to provide an alternative vehicle for meeting short-term funding requirements. Under this program and subject to available capacity under the Company’s revolving credit facilities, the Company has the ability to access up to $400.0 million of short-term financing through its commercial paper dealers.

Short-term debt — Short-term debt consisted of the following:

(In millions)	December 31,
	2003	2002
364-day revolving committed credit facility	$—	$20.0
Domestic uncommitted credit facilities	5.0	15.0
Foreign uncommitted credit facilities	0.1	1.0
Borrowings from MODEC International LLC (joint venture)	15.2	23.4

Total short-term debt	$20.3	$59.4

FMC Technologies, Inc. 2003 Annual Report	68

Borrowings under the 364-day revolving committed credit facility carried an effective interest rate of 2.3% at December 31, 2002. Borrowings under the domestic uncommitted credit facilities carried effective interest rates of 1.7% and 2.3% at December 31, 2003 and 2002, respectively. Borrowings under foreign uncommitted credit facilities carried effective interest rates of 6.5% and 7.6% at December 31, 2003 and 2002, respectively.

The Company has an uncommitted credit agreement with MODEC International LLC, a 37.5%-owned joint venture, whereby MODEC International LLC loans its excess cash to the Company. At December 31, 2003 and 2002, short-term debt included $15.2 million and $23.4 million, respectively, of borrowings from MODEC International LLC. Under terms of the credit agreement, the interest rate is based on the monthly weighted-average interest rate the Company pays on its domestic credit facilities and commercial paper, which was 1.3% and 2.2% at December 31, 2003 and 2002, respectively.

Long-term debt — Long-term debt consisted of the following:

(In millions)	December 31,
	2003	2002
Commercial paper (1)	$150.0	$—
Five-year revolving committed credit facility	50.0	175.0
Other	1.2	0.5

Total long-term debt	201.2	175.5
Less: current portion	(0.1)	(0.1)

Long-term debt, less current portion	$201.1	$175.4

(1)	Committed credit available under the five-year revolving credit facility provides the ability to refinance the Company’s commercial paper obligations on a long-term basis; therefore, at December 31, 2003, the Company’s total commercial paper outstanding was classified as long-term on the consolidated balance sheet.

Maturities of total long-term debt as of December 31, 2003, are payable as follows: $0.1 million in 2004, $0.1 million in 2005, $200.2 million in 2006, $0.1 million in 2007, $0.1 million in 2008 and $0.6 million thereafter.

The Company has an interest rate swap agreement maturing in June 2004, related to $50.0 million of its long-term borrowings, that fixes the interest rate thereon at 5.92%. The interest rate swap is accounted for as a cash flow hedge, and its fair value is included in other current liabilities and other liabilities, respectively, on the December 31, 2003 and 2002 consolidated balance sheets. The Company also has interest rate swaps related to $150.0 million of its commercial paper borrowings. The effect of these interest rate swaps is to fix the effective annual interest rate of these borrowings at 2.9%. The swaps mature in June 2008, are accounted for as cash flow hedges, and are included at fair value in other assets on the Company’s consolidated balance sheet at December 31, 2003.

NOTE 10. INCOME TAXES

Domestic and foreign components of income (loss) before income taxes and the cumulative effect of changes in accounting principles are shown below:

(In millions)	Year Ended December 31,
	2003	2002	2001
Domestic	$(10.9)	$(8.4)	$(22.8)
Foreign	117.5	98.7	86.3

Income before income taxes and the cumulative effect of changes in accounting principles	$106.6	$90.3	$63.5

69	Financial Statements

The provision (benefit) for income taxes attributable to income before the cumulative effect of changes in accounting principles consisted of:

(In millions)	Year Ended December 31,
	2003	2002	2001
Current:
Federal	$—	$—	$1.1
Foreign	23.2	7.2	15.6
State and local	—	—	(0.7)

Total current	23.2	7.2	16.0
Deferred	7.8	19.0	8.1

Provision for income taxes	$31.0	$26.2	$24.1

Significant components of the deferred income tax provision attributable to income before income taxes were as follows:

(In millions)	Year Ended December 31,
	2003	2002	2001
Deferred tax expense (exclusive of the effect of changes in valuation allowance)	$9.3	$17.8	$8.1
Increase (decrease) in the valuation allowance for deferred tax assets	(1.5)	1.2	—

Deferred income tax provision	$7.8	$19.0	$8.1

FMC Technologies, Inc. 2003 Annual Report	70

Significant components of the Company’s deferred tax assets and liabilities were as follows:

(In millions)	December 31,
	2003	2002
Deferred tax assets attributable to:
Net operating loss carryforwards	$39.2	$41.1
Accrued pension and other postretirement benefits	28.5	40.6
Reserves for insurance, warranties and other	37.7	34.8
Foreign tax credit carryforwards	18.1	12.4
Inventories	12.1	14.0
Other	1.0	9.6

Deferred tax assets	136.6	152.5
Valuation allowance	(17.5)	(20.3)

Deferred tax assets, net of valuation allowance	119.1	132.2

Deferred tax liabilities attributable to:
Revenue in excess of billings on contracts accounted for under the percentage of completion method	48.0	38.7
Property, plant and equipment, goodwill and other assets	45.8	37.1

Deferred tax liabilities	93.8	75.8

Net deferred tax assets	$25.3	$56.4

At December 31, 2003 and 2002, the carrying amount of net deferred tax assets and the related valuation allowance included the impact of foreign currency translation adjustments.

Included in the Company’s deferred tax assets at December 31, 2003, are foreign tax credit carryforwards, which, if not utilized, will expire no later than 2008 and domestic net operating loss carryforwards, which, if not utilized, will expire no later than 2023. Also included in deferred tax assets are net operating loss carryforwards attributable to foreign entities. Management believes it is more likely than not that the Company will not be able to utilize certain operating loss carryforwards before expiration; therefore, the Company has established a valuation allowance with regard to the related deferred tax assets. Realization of the Company’s remaining net deferred tax assets is dependent on the generation of domestic taxable income. Based on long-term forecasts of operating results, management believes that it is more likely than not that domestic earnings over this period will support this level of domestic taxable income. In its analysis, management has considered the effect of foreign deemed dividends and other expected adjustments to domestic earnings that are required in determining domestic taxable income. Foreign earnings taxable to the Company as dividends were $30.3 million, $24.9 million and $153.9 million in 2003, 2002 and 2001, respectively.

71	Financial Statements

By country, current and non-current deferred income taxes included in the Company’s consolidated balance sheets at December 31, 2003, were as follows:

(In millions)	December 31, 2003
	Current asset (liability)	Non-current asset (liability)	Total
United States	$8.2	$92.1	$100.3
Norway	(48.2)	—	(48.2)
Brazil	2.7	(20.1)	(17.4)
Netherlands	(0.3)	(4.9)	(5.2)
Other foreign	(1.3)	(2.9)	(4.2)

Total deferred income taxes	$(38.9)	$64.2	$25.3

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,
	2003	2002	2001
Statutory U.S. federal income tax rate	35%	35%	35%
Net difference resulting from:
Foreign earnings subject to different tax rates	(10)	(12)	(20)
Tax on foreign intercompany dividends and deemed dividends for tax purposes	5	6	21
Nondeductible expenses	2	2	2
Qualifying foreign trade income	(1)	(2)	(3)
Nondeductible goodwill amortization	—	—	3
Change in valuation allowance	(1)	1	—
Other	(1)	(1)	—

Total difference	(6)	(6)	3

Effective income tax rate	29%	29%	38%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries. The cumulative balance of these undistributed earnings was $509.1 million at December 31, 2003. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

FMC Technologies, Inc. 2003 Annual Report	72

FMC Corporation and FMC Technologies entered into a Tax Sharing Agreement in connection with the Separation (Note 1). For tax years prior to 2002, the operations of the Company and its subsidiaries were included in the federal consolidated and certain state and foreign tax returns of FMC Corporation. Pursuant to the terms of the Tax Sharing Agreement, the Company and its subsidiaries are liable for all taxes for all periods prior to the Separation which are related to its operations, computed as if the Company and its subsidiaries were a separate group filing its own tax returns for such periods. The Tax Sharing Agreement provides that the Company and FMC Corporation will make payments between them as appropriate in order to properly allocate the group’s tax liabilities for pre-Separation periods.

The Company’s income tax provision for the year ended December 31, 2001, included $8.9 million in charges associated with the Separation. Of this amount, $4.2 million was incurred as a result of restructuring transactions related to the Company’s reorganization of its worldwide group and $4.7 million was incurred on the repatriation of $126.4 million of the Company’s foreign earnings in connection with the Separation (Note 1). Pursuant to the Tax Sharing Agreement between the Company and FMC Corporation, FMC Corporation assumed liability for certain additional tax charges related to this repatriation.

The Tax Sharing Agreement placed certain restrictions upon FMC Technologies regarding the sale of assets, the sale or issuance of additional securities (including securities convertible into stock) or the entry into some types of corporate transactions during a restriction period that continues for 30 months after the Distribution (i.e., through June 30, 2004). Management believes that the restrictions under the Tax Sharing Agreement do not place a significant limitation on the Company’s ability to engage in strategic transactions.

FMC Corporation’s federal income tax returns for years through 1999 have been examined by the Internal Revenue Service and are closed for federal income tax purposes. As a result of these examinations, the Company paid $4.2 million to FMC Corporation in 2002 pursuant to the terms of the Tax Sharing Agreement. Management believes that adequate provision for income taxes has been made for remaining open tax years.

NOTE 11. RESERVE FOR DISCONTINUED OPERATIONS

The reserve for discontinued operations represents the Company’s self-insured product liabilities associated with equipment manufactured by FMC Corporation’s discontinued machinery businesses. Under the terms of the Separation (Note 1), the Company assumed product liabilities associated with certain businesses, including the construction equipment, power control, beverage equipment and marine and rail divisions. In addition to product liability, the reserve includes estimated costs for claims administration and insurance coverage. The reserve for discontinued operations amounted to $12.9 million and $18.1 million at December 31, 2003 and 2002, respectively.

There were no increases to the reserve during the three-year period ended December 31, 2003. Payments related to discontinued operations, primarily related to product liability claims associated with cranes that had been manufactured by the construction equipment group, amounted to $5.2 million, $5.3 million and $7.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company believes its existing reserves, based on the most current estimate of potential loss, are adequate. However, it is possible that the ultimate settlement cost of all discontinued operations’ claim liabilities could differ materially from the recorded reserve. Management cannot predict with certainty the timing of cash flows for settlements and costs in 2004 or in future years.

The Company maintains insurance coverage limiting its exposure to $2.75 million for any individual product liability claim.

NOTE 12. PENSIONS AND POSTRETIREMENT AND OTHER BENEFIT PLANS

The Company has funded and unfunded defined benefit pension plans that together cover substantially all of its U.S. employees. The plans provide defined benefits based on years of service and final average salary. Foreign-based employees are eligible to participate in Company-sponsored or government-sponsored benefit plans to which the Company contributes. One of the foreign defined benefit pension plans sponsored by the Company provides for employee contributions; the remaining plans are noncontributory.

The Company has other postretirement benefit plans covering substantially all of its U.S. employees. The postretirement health care plans are contributory; the postretirement life insurance plans are noncontributory.

Effective at various dates in 2001, all benefit obligations, including the Company’s postretirement health care and life insurance obligations, were legally separated from those of FMC Corporation and separate plans were established by the Company. As a result, the Company’s benefit plans assumed the assets and liabilities associated with benefits for FMC Technologies’ employees and the terminated vested employees and retirees of FMC Corporation’s machinery businesses.

The Company uses a December 31 measurement date for the majority of its defined benefit pension and other postretirement benefit plans.

Effective January 1, 2003, the Company’s benefit obligation under the postretirement health care plan was fully capped at the 2002 benefit level, which resulted in a reduction in the benefit obligation and annual benefit cost of $1.8 million and $0.4 million, respectively. In addition, in September 2002, the Company announced changes to other postretirement benefits effective January 1, 2003. These changes resulted in a reduction in the benefit obligation and annual benefit cost of $7.5 million and $1.8 million, respectively.

73	Financial Statements

The funded status of the Company’s U.S. qualified and nonqualified pension plans, certain foreign pension plans and U.S. postretirement health care and life insurance benefit plans, together with the associated balances recognized in the Company’s consolidated financial statements as of December 31, 2003 and 2002, were as follows:

(In millions)	Pensions		Other postretirement benefits
	2003	2002	2003	2002
Accumulated benefit obligation	$459.0	$390.5

Projected benefit obligation at January 1	$450.1	$410.8	$34.0	$41.7
Service cost	14.9	13.8	0.7	0.8
Interest cost	29.1	27.5	2.2	2.6
Actuarial (gain) loss	37.7	3.5	4.3	(0.1)
Amendments	0.4	(0.2)	(1.8)	(7.6)
Foreign currency exchange rate changes	11.4	8.7	—	—
Plan participants’ contributions	1.3	1.2	3.0	2.7
Benefits paid	(16.8)	(15.2)	(5.3)	(6.1)

Projected benefit obligation at December 31	528.1	450.1	37.1	34.0

Fair value of plan assets at January 1	334.9	335.3	—	—
Actual return on plan assets	90.1	(20.7)	—	—
Spin-off adjustment (1)	—	(7.7)	—	—
Foreign currency exchange rate changes	7.8	7.4	—	—
Company contributions	18.6	34.6	2.3	3.4
Plan participants’ contributions	1.3	1.2	3.0	2.7
Benefits paid	(16.8)	(15.2)	(5.3)	(6.1)

Fair value of plan assets at December 31	435.9	334.9	—	—

Funded status of the plans (liability)	(92.2)	(115.2)	(37.1)	(34.0)
Unrecognized actuarial loss	104.8	121.7	7.3	3.4
Unrecognized prior service cost (income)	3.5	4.0	(10.9)	(11.3)
Unrecognized transition asset	(4.8)	(4.7)	—	—

Net amounts recognized in the consolidated balance sheets at December 31	$11.3	$5.8	$(40.7)	$(41.9)

Accrued pension and other postretirement benefits	$(25.5)	$(55.9)	$(40.7)	$(41.9)
Other assets	0.7	5.0	—	—
Accumulated other comprehensive loss	36.1	56.7	—	—

Net amounts recognized in the consolidated balance sheets at December 31	$11.3	$5.8	$(40.7)	$(41.9)

(1)	Effective May 1, 2001, the Company’s U.S. pension obligations were separated from FMC Corporation’s qualified pension plans and, effective November 1, 2001, a separate trust was established for custody and investment of these assets. The initial allocation of assets and obligations between the Company’s and FMC Corporation’s plans and trusts was based on estimates. Interim adjustments to these allocations are in accordance with the Separation and Distribution Agreement (Note 17) and with applicable ERISA guidelines and are defined as “spin-off adjustments.” The final allocation of obligations was determined and completed during 2002.

FMC Technologies, Inc. 2003 Annual Report	74

The following table presents aggregated information for individual pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

(In millions)	2003	2002
Accumulated benefit obligation	$131.5	$384.5

Fair value of plan assets	$89.0	$331.7

These plans had projected benefit obligations of $145.0 million and $443.7 million at December 31, 2003 and 2002, respectively.

The table below summarizes the changes, on a pre-tax basis, in the gross minimum pension liability included in other comprehensive income (loss) for the years ended December 31, 2003 and 2002:

(In millions)	Pensions
	2003	2002
Increase (decrease) in minimum pension liability	$(20.6)	$54.7

The following weighted-average assumptions were used to determine the benefit obligations at December 31:

	Pensions		Other postretirement benefits
	2003	2002	2003	2002
Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	4.25%	4.25%	—	—
Expected rate of return on plan assets	8.75%	9.25%	—	—

The change in the discount rate used in determining U.S. pension and other postretirement benefit obligations, from 6.75% in 2002 to 6.25% in 2003, increased the projected benefit obligation by $29.9 million.

The change in the discount rate used in determining U.S. pension and other postretirement benefit obligations, from 7.00% in 2001 to 6.75% in 2002, increased the projected benefit obligation by $12.8 million.

The expected rate of return on plan assets is a critical accounting estimate because of its potential variability and significant impact on the amounts reported. The Company’s estimate is based primarily on the historical performance of plan assets. On trailing five-year and trailing ten-year bases, actual returns on plan assets have exceeded the fiscal 2003 and fiscal 2004 expected rate of return of 8.75%.

75	Financial Statements

The Company’s pension plan asset allocation, by asset category, was as follows:

(Percent of plan assets)	December 31,
	2003	2002
Equity securities	84.4%	73.2%
Debt securities	5.4	4.5
Cash	9.6	21.4
Other	0.6	0.9

Total	100.0%	100.0%

The Company’s pension investment strategy emphasizes maximizing returns, consistent with ensuring that sufficient assets are available to meet liabilities, and minimizing corporate cash contributions. Investment managers are retained to invest 100% of discretionary funds and are provided a high level of freedom in asset allocation. Targets include: generating returns exceeding the change in the S&P 500 index by 200 basis points, net of fees; performing in the top quartile of all large U.S. pension plans; and obtaining an absolute rate of return at least equal to the discount rate used to value plan liabilities.

The Company expects to contribute approximately $17 million to its pension plans in 2004. Of this amount, $15 million will be contributed to the U.S. qualified pension plan, which does not have minimum funding requirements for 2004. The entire contribution will be made at management’s discretion. The remaining $2 million will be contributed to the U.K. qualified pension plan and the U.S. non-qualified pension plan. All of the contributions are expected to be in the form of cash. In 2003 and 2002, the Company contributed $18.6 million and $34.6 million to the pension plans, respectively, which included $15.0 million and $32.2 million, respectively, to the domestic qualified pension plan.

The following table summarizes the components of net periodic benefit cost:

(In millions)	Pensions			Other postretirement benefits
	2003	2002	2001	2003	2002	2001
Components of net annual benefit cost:
Service cost	$14.9	$13.8	$12.6	$0.7	$0.8	$1.2
Interest cost	29.1	27.5	25.5	2.2	2.6	2.8
Expected return on plan assets	(33.2)	(32.4)	(30.4)	—	—	—
Amortization of transition asset	(0.5)	(0.5)	(2.6)	—	—	—
Amortization of prior service cost (benefit)	1.0	1.0	1.2	(2.2)	(3.3)	(3.1)
Recognized net (gain) loss	2.7	1.5	0.8	0.4	0.1	(0.1)

Net annual benefit cost	$14.0	$10.9	$7.1	$1.1	$0.2	$0.8

FMC Technologies, Inc. 2003 Annual Report	76

The following weighted-average assumptions were used to determine net periodic benefit cost:

	Pensions			Other postretirement benefits
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.00%	7.50%	6.75%	7.00%	7.50%
Rate of compensation increase	4.25%	4.25%	4.25%	—	—	—
Expected rate of return on plan assets	8.75%	9.25%	9.25%	—	—	—

Prior service costs are amortized on a straight-line basis over the average remaining service period of employees eligible to receive benefits under the plan.

In 2003, the expected rate of return on plan assets was reduced from 9.25% to 8.75% to reflect current market conditions. This change increased the 2003 net annual benefit cost by $1.9 million.

For measurement purposes, 8.5% and 10.0% increases in the per capita cost of health care benefits for pre-age 65 retirees and post-age 65 retirees are assumed for 2004. The rates of increase are forecast to decrease gradually to 6.0% in 2009 and remain at that level thereafter.

Assumed health care cost trend rates will not have an effect on the amounts reported for the postretirement health care plan since the Company’s benefit obligation under the plan was fully capped at the 2002 benefit level. A one percentage point change in the assumed health care cost trend rates would not have a significant effect on total service and interest costs or on the Company’s postretirement health care obligation under this plan.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible participants starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligible participants with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payor basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program.

The Company has chosen to defer recognition of the potential effects of the Act in 2003. Therefore, the retiree health obligations and costs reported in the Company’s consolidated financial statements do not yet reflect any potential impact of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

The Company has adopted SFAS No. 87, “Employers’ Accounting for Pensions,” for its pension plans covering employees in the United Kingdom and Canada; and for one pension plan in Germany. Pension expense measured in compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $7.4 million in 2003, $5.5 million in 2002 and $4.2 million in 2001.

On September 28, 2001, the Company’s employees’ assets were separated from the FMC Corporation Savings and Investment Plan and transferred to the Company’s newly established plan, FMC Technologies, Inc. Savings and Investment Plan, a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code. In 2003 and 2002, the Company recognized expense of $8.0 million and $7.9 million, respectively, for matching contributions to this plan. In 2001, the Company recognized expense of $7.9 million, reflecting FMC Technologies’ share of matching contributions to the FMC Corporation Savings and Investment Plan.

NOTE 13. STOCK-BASED COMPENSATION

The FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “Plan”), approved on February 16, 2001, provides certain incentives and awards to officers, employees, directors and consultants of the Company or its affiliates. The Plan allows the Board of Directors of the Company (the “Board”) to make various types of awards to non-employee directors and the Compensation Committee (the “Committee”) of the Board to make various types of awards to other eligible individuals.

Awards include management incentive awards, common stock, stock options, stock appreciation rights, restricted stock and stock units. All awards are subject to the Plan’s provisions.

77	Financial Statements

Under the Plan, an aggregate of 12.0 million shares of the Company’s common stock may be granted to participants in the Plan, subject to a maximum of 8.0 million shares for grants of restricted stock, common stock and stock units. These shares are in addition to shares previously granted by FMC Corporation and converted into approximately 4.5 million potentially issuable shares of the Company’s common stock. At December 31, 2003, approximately 8.2 million shares were available for future grant under the Plan.

Management incentive awards may be awards of cash, common stock options, restricted stock or a combination thereof. Grants of common stock options may be incentive and/or nonqualified stock options. Under the plan, the exercise price for options cannot be less than the market value of the Company’s common stock at the date of grant. Options generally vest over a period of one to four years and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee.

Awards to non-employee directors currently consist of nonqualified common stock options, restricted stock or stock units. Common stock options awarded to non-employee directors prior to the Plan’s adoption consisted of approximately 17,000 vested unexercised options at December 31, 2003, and are exercisable upon each director’s retirement from the Board. Restricted stock awarded to non-employee directors subsequent to 1999 totaled approximately 65,000 shares at December 31, 2003. Restricted stock vests one year from the date of award, but cannot be distributed to a director until his or her retirement from the Board. The Plan also provides that $25,000 of each non-employee director’s annual retainer of $40,000 will be paid in the form of stock units. Each non-employee director may also elect to have the remaining annual retainer, currently $15,000, paid in the form of stock units. Stock units accrued under this portion of the Plan totaled approximately 65,000 units at December 31, 2003.

The following shows stock option activity for the three years ended December 31, 2003:

(Number of shares in thousands)	Shares under option	Weighted- average exercise price
Granted concurrent with the initial public offering	2,387	$20.00
Forfeited	(24)	$20.00

December 31, 2001	2,363	$20.00
Issued to replace FMC Corporation options (1)	3,248	$16.04
Granted with exercise price equal to fair value	527	$17.35
Exercised	(136)	$15.55
Forfeited	(133)	$19.08

December 31, 2002	5,869	$17.70
Granted with exercise price equal to fair value	811	$19.39
Exercised	(561)	$13.46
Forfeited or expired	(187)	$19.16

December 31, 2003	5,932	$18.28

(1)	Effective as of January 1, 2002, following the Distribution (Note 1), certain employees and non-employee directors of the Company who held options to purchase FMC Corporation stock received replacement options to purchase stock of the Company. These replacement stock options are included in the disclosures herein and in the calculation of diluted shares outstanding for 2002, but are excluded from the calculation of diluted EPS in 2001.

There were 2.4 million options exercisable at December 31, 2003, at a weighted-average exercise price of $16.41. There were 2.6 million options exercisable at December 31, 2002, at a weighted-average exercise price of $16.18. There were no options exercisable at December 31, 2001.

FMC Technologies, Inc. 2003 Annual Report	78

Information regarding options outstanding and exercisable at December 31, 2003, is summarized as follows:

(Number of shares in thousands)	Options outstanding			Options exercisable
Range of exercise prices	Number of shares	Weighted-average remaining contractual life (in years)	Weighted- average exercise price	Number of shares	Weighted-average exercise price
$ 8.16 - $12.82	292	4.0	$11.92	292	$11.92
$13.27 - $19.73	3,350	6.0	$17.65	2,063	$17.04
$20.00 - $21.37	2,290	7.2	$20.02	3	$21.37

Total	5,932	6.3	$18.28	2,358	$16.41

On January 2, 2004, 2.3 million options became exercisable at a weighted-average exercise price per share of $20.02 with an expiration date of February 15, 2011.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and with the following weighted-average assumptions used for grants in 2003, 2002 and 2001.

	2003	2002	2001
Risk-free interest rate	2.9%	4.3%	4.8%
Stock volatility	46.8%	45.6%	41.0%
Expected life in years	5	5	5
Expected dividend yield	—	—	—
Weighted-average fair value of options granted	$8.59	$7.88	$8.70

Prior to adoption of the Plan, certain employees of the Company and certain employees of FMC Corporation who provided services to the Company were granted restricted stock under the incentive compensation plans of FMC Corporation. In conjunction with the Separation (Note 1), all restricted stock issued by FMC Corporation to employees of the Company was cancelled, and new restricted stock was issued by the Company at an equivalent value and with an identical vesting date. Under the Company’s and its predecessor’s plans, the Company recognized compensation expense related to restricted stock grants of $3.5 million, $5.1 million and $8.0 million during the years ended December 31, 2003, 2002 and 2001, respectively.

The following details restricted stock awards and the weighted-average fair value of the shares granted during each of the years in the three-year period ended December 31, 2003:

	2003	2002	2001
Shares granted	315,665	188,000	147,244
Weighted-average fair value	$19.79	$19.23	$16.55

79	Financial Statements

NOTE 14. STOCKHOLDERS’ EQUITY

Capital stock — The following is a summary of the Company’s capital stock activity during each of the years in the three-year period ended December 31, 2003:

(Number of shares in thousands)	Common stock	Common stock held in employee benefit trust
December 31, 2000	1	—
Initial public offering	11,050	—
Issuance of stock to FMC Corporation	53,949	—
Stock awards	91	—
Stock purchased for employee benefit trust	—	86

December 31, 2001	65,091	86
Stock awards	439	—
Stock purchased for employee benefit trust	—	60

December 31, 2002	65,530	146
Stock awards	711	—
Stock purchased for employee benefit trust	—	18

December 31, 2003	66,241	164

At December 31, 2003, 2002 and 2001, FMC Technologies’ capital stock consisted of 195.0 million authorized shares of $0.01 par value common stock and 12.0 million shares of $0.01 par value preferred stock. At December 31, 2000, FMC Technologies’ capital stock consisted of 1,000 authorized, issued and outstanding shares of $0.01 par value common stock, all of which was owned by FMC Corporation.

On December 7, 2001, the Company’s Board of Directors authorized the Company to repurchase up to 2.0 million common shares in the open market for general corporate purposes. No shares had been repurchased as of December 31, 2003, under this authorization.

The plan administrator of the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan purchases shares of the Company’s common stock on the open market. Such shares, which totaled 163,622 and 146,072 shares at December 31, 2003 and 2002, respectively, are placed in a trust owned by the Company.

At December 31, 2003, approximately 15.0 million shares of unissued common stock were reserved for future and existing stock options and awards.

No cash dividends were paid on the Company’s common stock in 2003, 2002 or 2001.

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

FMC Technologies, Inc. 2003 Annual Report	80

Accumulated other comprehensive income (loss) — Accumulated other comprehensive income (loss) consisted of the following:

(In millions)	December 31,
	2003	2002
Cumulative foreign currency translation adjustments	$(86.0)	$(112.1)
Cumulative deferral of hedging gains, net of tax	5.6	3.9
Cumulative minimum pension liability adjustments, net of tax	(24.9)	(37.4)

Accumulated other comprehensive loss	$(105.3)	$(145.6)

NOTE 15. FOREIGN CURRENCY

The Company mitigates a substantial portion of its transactional exposure to variability in foreign currency exchange rates by entering into foreign exchange hedges with third parties. In 2003, foreign currency transactional exposures were most affected by the weakening of the U.S. dollar against the euro, the Norwegian krone, the Swedish krona, and the Brazilian real. In 2002, foreign currency transactional exposures were most affected by the weakening of the U.S. dollar against the Norwegian krone, the Swedish krona, the euro, and the British pound, partially offset by the strengthening of the U.S. dollar against the Brazilian real. Foreign currency exposures in 2001 were affected primarily by a strengthening of the U.S. dollar against the Swedish krona, the Japanese yen, the euro, and the Brazilian real. The aggregate foreign currency transaction gain, net of gains or losses on forward exchange contracts, included in determining net income was $0.9 million, $1.6 million and $8.6 million in the years ended December 31, 2003, 2002 and 2001, respectively.

During 2003, the Company’s earnings were positively affected by earnings denominated in foreign currencies due to the translation of the Company’s foreign currency-denominated sales, partly offset by the effect of paying certain local operating costs in the same foreign currencies. This positive translation impact was the result of the U.S. dollar weakening against many foreign currencies, primarily the euro, the Norwegian krone and the Swedish krona. The Company’s 2002 earnings were also positively affected by the earnings denominated in foreign currencies due to the devaluation of the U.S. dollar against the Norwegian krone, the Swedish krona, the euro, and the British pound. There was no significant impact on the Company’s 2001 earnings as a direct result of sales or expenses denominated in foreign currencies.

The foreign currency translation adjustment, resulting from the translation of the financial statements of foreign subsidiaries, is included as a component of accumulated other comprehensive income (loss). The foreign currency translation gain (loss) was $26.1 million, $32.1 million and $(31.7) million for the years ended December 31, 2003, 2002 and 2001. Included in the foreign currency translation gain in 2003 was a $12.8 million loss related to the cumulative effect of a change in functional currency of a foreign subsidiary, of which $12.4 million represented a reduction in property, plant and equipment, net.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative financial instruments — The Company uses derivative instruments to manage certain of its foreign exchange and interest rate risks. Company policy allows for the use of derivative financial instruments only for identifiable exposures and, therefore, the Company does not enter into derivative instruments for trading purposes where the objective is to generate profits. At December 31, 2003 and 2002, derivative financial instruments consisted primarily of foreign currency forward contracts and interest rate swap contracts.

With respect to foreign currency exchange rate risk, the Company’s objective is to limit potential volatility in functional currency based earnings or cash flows from adverse foreign currency exchange rate movements. The Company’s foreign currency exposures arise from transactions denominated in a currency other than an entity’s functional currency, primarily anticipated purchases of raw materials or services and sales of finished product, and the settlement of receivables and payables. The primary currencies to which the Company is exposed include the Brazilian real, the British pound, the euro, the Japanese yen, the Norwegian krone, the Singapore dollar, the Swedish krona, and the U.S. dollar.

Except in certain emerging markets where local trading is more efficient, derivative contracts are executed centrally from the corporate office. For anticipated transactions, the Company enters into external derivative contracts which individually correlate with each exposure in terms of currency and maturity, and the amount of the contract does not exceed the amount of the exposure being hedged. For foreign currency exposures recorded on the Company’s consolidated balance sheet, such as accounts receivable or payable, the Company evaluates and monitors consolidated net exposures, and ensures that external derivative financial instruments correlate with that net exposure in all material respects.

With respect to interest rate risk, the Company’s objective is to limit its exposure to fluctuations in market interest rates related to debt. To meet this objective, management enters into interest rate swap agreements, which either change the variable cash flows on debt obligations to fixed cash flows or vice versa. The Company continually assesses interest rate cash flow risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows attributable to the Company’s outstanding or forecasted debt obligations.

81	Financial Statements

The following table summarizes the fair values of derivative instruments the Company had recognized in its consolidated balance sheets as of December 31, 2003 and 2002. These fair values reflect the estimated net amounts that the Company would receive or pay if it terminated the contracts at the reporting date based on quoted market prices of comparable contracts at those dates.

(In millions)	Foreign currency exchange contracts December 31,		Interest rate swap agreements December 31,
	2003	2002	2003	2002
Other current assets	$31.4	$35.4	$—	$—
Other assets	$0.3	$0.9	$4.8	$—
Other current liabilities	$7.7	$11.5	$0.9	$1.6
Other liabilities	$3.9	$0.6	$—	$2.4

At December 31, 2003, the net deferred hedging gain in accumulated other comprehensive income (loss) was $5.6 million, of which a net gain of $4.9 million is expected to be recognized in earnings during the twelve months ending December 31, 2004, at the time the underlying hedged transactions are realized, and a net gain of $0.7 million is expected to be recognized at various times from January 1, 2005, through November 30, 2012. At December 31, 2002, the net deferred hedging gain in accumulated other comprehensive income (loss) was $3.9 million.

Hedge ineffectiveness and the portion of derivative gains or losses excluded from assessments of hedge effectiveness related to the Company’s outstanding cash flow hedges, and which were recorded in earnings during the years ended December 31, 2003, 2002 and 2001, were net gains of approximately $0.6 million, $0.5 million and $0.1 million, respectively.

Fair value disclosures — The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable, short and long-term debt, as well as the amounts included in investments, current liabilities and other liabilities that meet the definition of financial instruments, approximate fair value.

NOTE 17. RELATED PARTY TRANSACTIONS

FMC Corporation — FMC Technologies was a subsidiary of FMC Corporation until the Distribution of FMC Technologies’ common stock by FMC Corporation on December 31, 2001 (Note 1).

FMC Technologies and FMC Corporation entered into certain agreements which define key provisions related to the Separation (Note 1) and the ongoing relationship between the two companies after the Separation. These agreements included a Transition Services Agreement, a Separation and Distribution Agreement, and a Tax Sharing Agreement.

The Transition Services Agreement governed the provision of support services between the companies during the period subsequent to the Separation. The support services included accounting, treasury, tax, legal, human resources, information technology, cash management, risk management, real estate management and other corporate and infrastructure services. By the end of 2002, substantially all transition services between the companies had ceased, except for a common payroll and benefit administration service center, which the companies discontinued using in 2003.

The Separation and Distribution Agreement (“SDA”) outlined the conditions of the Separation. In conjunction with the Separation, FMC Technologies remitted $480.1 million to FMC Corporation in exchange for the assets contributed by FMC Corporation to FMC Technologies. The $480.1 million payment was funded with proceeds from $280.9 million of borrowings under revolving debt facilities and $207.2 million from FMC Technologies’ initial public offering, net of $8.0 million used to cover the expenses of the initial public offering.

The SDA also defined a “true-up” process to identify any required adjustments to the original allocation of assets and liabilities between the two companies at the Separation. As part of the true-up process, an assumption was made that FMC Technologies began operating as an independent entity on January 1, 2001, with debt, net of cash, of $300.5 million after repurchasing $38.0 million of accounts receivable previously sold in connection with FMC Corporation’s accounts receivable financing program. Adjustments related to the true-up process are recorded on the Company’s balance sheet as increases or decreases in the applicable assets or liabilities with an offset to capital in excess of par value of common stock. Settlement of assets and liabilities arising from transactions with FMC Corporation relating to periods prior to June 1, 2001, were reflected as net equity contributions from FMC Corporation.

During 2001, the Company paid $23.0 million to FMC Corporation relating to the true-up process and the settlement of outstanding amounts owed for transition services. During 2002, the Company paid $4.4 million to FMC Corporation and received $4.7 million from FMC Corporation related to the true-up process. The $4.7 million received in 2002 was recorded on the balance sheet in 2001.

FMC Technologies, Inc. 2003 Annual Report	82

The Tax Sharing Agreement (Note 10) provided that FMC Technologies and FMC Corporation would make payments between them as appropriate in order to properly allocate tax liabilities for pre-Separation periods. During 2002, the Company paid $4.2 million to FMC Corporation relating to income tax liabilities for pre-Separation periods.

Prior to the establishment of FMC Technologies’ employee benefit plans in 2001 (Note 12), the Company made contributions to FMC Corporation’s benefit plans or reimbursed FMC Corporation for the costs of benefits it provided to the Company’s employees. These contributions and reimbursements totaled $10.5 million in 2001.

Prior to the Separation, FMC Corporation was the guarantor for certain obligations related to the businesses of FMC Technologies, including debt, surety bonds, performance guarantees, and letters of credit. At December 31, 2003 and 2002, FMC Corporation’s contingent obligations on behalf of FMC Technologies amounted to $2.9 million and $9.5 million, respectively, and consisted primarily of guarantees for FMC Technologies’ performance on sales contracts. Subsequent to December 31, 2003, FMC Corporation’s contingent obligations on behalf of FMC Technologies were reduced to $0.1 million. As parties to the SDA, FMC Corporation and FMC Technologies each indemnify the other party from liabilities arising from their respective businesses or contracts, from liabilities arising from breach of the SDA, from certain claims made prior to the spin-off of the Company from FMC Corporation, and for claims related to discontinued operations (Note 20).

MODEC International LLC and MODEC, Inc. — The Company has an uncommitted credit agreement with MODEC International LLC, a 37.5%-owned joint venture, whereby MODEC International LLC loans its excess cash to the Company (Note 9).

MODEC, Inc., the parent of the Company’s joint venture partner in MODEC International LLC, completed an initial public offering of approximately 11% of its common stock on the Tokyo Stock Exchange in July 2003. Beginning in May 2004, the Company will have an annual right during the 120-day period following the issuance of the annual report of MODEC, Inc. to convert all or a portion of its joint venture interest in MODEC International LLC into shares of common stock of MODEC, Inc., or, at MODEC, Inc.’s option, a combination of cash and common stock with total equivalent value. The conversion right expires on December 31, 2020. The number of shares of MODEC, Inc. obtainable upon any such conversion is determined pursuant to a formula based on the relative contribution of the operating results of MODEC International LLC to the income of MODEC, Inc., for the two fiscal years preceding such conversion. The Company has no current plans to convert its joint venture interest in MODEC International LLC and there can be no assurance as to the timing or terms of any such conversion.

NOTE 18. WARRANTY OBLIGATIONS

The Company provides for the estimated cost of warranties at the time revenue is recognized and when additional specific obligations are identified. The obligation reflected in the consolidated balance sheets is based on historical experience by product, and considers failure rates and the related costs incurred in correcting a product failure. The Company believes its methodology provides a reasonable estimate of its liability. Warranty cost and accrual information is as follows:

(In millions)	2003	2002
Balance at beginning of year	$11.9	$11.6
Expenses for new warranties	16.9	17.5
Adjustments to pre-existing warranties	(3.3)	(2.7)
Claims paid	(15.0)	(14.5)

Balance at end of year	$10.5	$11.9

NOTE 19. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments — The Company leases office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by the Company. Substantially all leases are classified as operating leases for accounting purposes. Rent expense under operating leases amounted to $30.8 million, $28.5 million and $32.1 million, in 2003, 2002 and 2001, respectively.

Minimum future rental payments under noncancelable leases amounted to approximately $118.5 million as of December 31, 2003, and are payable as follows: $24.8 million in 2004, $20.9 million in 2005, $14.7 million in 2006, $11.8 million in 2007, $10.4 million in 2008 and $35.9 million thereafter.

Under the terms of the CDS acquisition (Note 4), the Company committed to purchase the remaining 45% ownership interest in CDS in 2009 at a purchase price of approximately 6.5 times the average of 45% of CDS’ 2007 and 2008 earnings before interest expense, income taxes, depreciation and amortization. The Company intends to account for the purchase of the remaining 45% ownership interest in CDS under the purchase method.

83	Financial Statements

Under the terms of the RampSnake purchase agreement (Note 4), $3.0 million of the purchase price is payable to the seller in two remaining installments: $2.0 million due on November 26, 2004, and $1.0 million due on November 26, 2005. These amounts are included in other current liabilities and other liabilities, respectively, on the Company’s December 31, 2003, consolidated balance sheet.

Contingent liabilities — In the ordinary course of business with customers, vendors and others, the Company issues standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled approximately $374 million at December 31, 2003, represented guarantees of the Company’s future performance. The Company had also provided approximately $18 million of bank guarantees and letters of credit to secure existing financial obligations of the Company. The majority of these financial instruments expire within two years, at which time the Company expects to replace them through the issuance of new or the extension of existing letters of credit and surety bonds. At December 31, 2003, the Company also had guarantees relating to third party financial obligations of approximately $6 million.

The Company has guaranteed the debt of one of its customers. This guarantee expires in May 2006. At December 31, 2003, the maximum potential amount of undiscounted future payments that the Company could be required to make under this guarantee is $2.7 million. Should the Company be required to make any payments under this guarantee, it may rely upon its security interest (consisting of a second mortgage) in certain of the customer’s real estate to satisfy the guarantee. Management believes that proceeds from foreclosure are likely to cover a substantial portion of the maximum potential amount of future payments that could be required under the guarantee. Any deficiency payment required is not likely to be material to the Company’s results of operations.

FMC Corporation was the guarantor for certain obligations related to the businesses of FMC Technologies (Note 17).

The Company was primarily liable for an Industrial Development Revenue Bond payable to Franklin County, Ohio, until the obligations under the bond were assigned to a third party when the Company sold the land securing the bond. At December 31, 2003, the maximum potential amount of undiscounted future payments that the Company could be required to make under this bond is $5.4 million through final maturity in October 2009. Should the Company be required to make any payments under the bond, it may recover the property from the current owner, sell the property and use the proceeds to satisfy its payments under the bond. Management believes that proceeds from the sale of the property would cover a substantial portion of the potential future payments required.

At December 31, 2003, the Company was in the process of negotiating contract change orders associated with a petroleum loading system contract between Sonatrach – TRC, the Algerian Oil and Gas Company (“Sonatrach”) and the floating production systems business, which is part of Energy Production Systems. During the third quarter of 2003, Sonatrach asked the Company to evaluate a change in buoy locations. Management made an assessment of these scope changes on the project’s cost and schedule, and submitted change orders to Sonatrach. The Company has recognized revenue on this contract to the extent of actual costs incurred.

The Company’s management believes that the ultimate resolution of its known contingencies will not materially affect the Company’s consolidated financial position or results of operations.

The Company has certain other contingencies arising in the ordinary course of business. Contingent matters associated with the Company’s discontinued operations are discussed in Note 11, while legal proceedings are discussed in Note 20.

NOTE 20. LEGAL PROCEEDINGS

The Company and FMC Corporation are named defendants in a number of multi-defendant, multi-plaintiff tort lawsuits. Under the SDA (Note 17), FMC Corporation is required to indemnify the Company for certain claims made prior to the spin-off of the Company from FMC Corporation, as well as for other claims related to discontinued operations. The Company expects that FMC Corporation will bear responsibility for the majority of these claims. Certain claims have been asserted subsequent to the spin-off; and while the ultimate responsibility for these claims cannot yet be determined due to lack of identification of the products or premises involved, the Company also expects that FMC Corporation will bear responsibility for a majority of these claims.

In February 2003, the Company initiated court action in the Judicial District Court in Harris County, Texas, against ABB Lummus Global, Inc., seeking recovery of scheduled payments owed and compensatory, punitive and other damages. A trial is currently scheduled to begin in April 2004.

In August 2002, the Company initiated court action in the United Kingdom to confirm that certain components of its subsea production systems’ designs do not conflict with a patent issued to Cooper Cameron Corporation (“Cooper Cameron”) in Europe. In response, Cooper Cameron initiated court action alleging infringement of certain of its U.K. patents. A trial of these claims before a specialized patent judge is currently scheduled to occur in March 2004. In January 2004, Cooper Cameron filed an action in Federal District Court for the District of Delaware alleging infringement of two United States patents that correspond to the U.K. patents at issue in the pending action in the United Kingdom.

While the results of litigation cannot be predicted with certainty, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

FMC Technologies, Inc. 2003 Annual Report	84

NOTE 21. BUSINESS SEGMENTS

The Company’s determination of its four reportable segments was made on the basis of its strategic business units and the commonalities among the products and services within each segment, and corresponds to the manner in which the Company’s management reviews and evaluates operating performance. The Company has combined certain similar operating segments that meet applicable criteria established under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities and investments, income taxes, and other expense, net.

85	Financial Statements

Segment revenue and segment operating profit

(In millions)	Year Ended December 31,
	2003	2002	2001
Segment revenue:
Energy Production Systems	$1,136.2	$940.3	$725.9
Energy Processing Systems	431.7	395.9	400.0
Intercompany eliminations	(2.8)	(1.4)	(0.6)

Subtotal Energy Systems	1,565.1	1,334.8	1,125.3
FoodTech	524.7	496.9	512.9
Airport Systems	224.1	245.1	299.8
Intercompany eliminations	(6.8)	(5.3)	(10.1)

Total revenue	$2,307.1	$2,071.5	$1,927.9

Segment operating profit:
Energy Production Systems (1) (2)	$66.0	$50.4	$40.0
Energy Processing Systems (2)	30.3	27.1	25.7

Subtotal Energy Systems	96.3	77.5	65.7
FoodTech (1) (2)	44.0	43.3	33.1
Airport Systems (2)	12.4	15.8	14.4

Total segment operating profit	152.7	136.6	113.2
Corporate expense (3)	(25.3)	(24.1)	(34.2)
Other expense, net (4)	(11.9)	(9.7)	(4.4)

Operating profit before net interest expense and income taxes	115.5	102.8	74.6
Net interest expense	(8.9)	(12.5)	(11.1)

Income before income taxes and the cumulative effect of changes in accounting principles	$106.6	$90.3	$63.5

(1)	Segment operating profit in 2003 included asset impairment charges (Note 5) of $1.8 million, of which $0.8 million related to Energy Production Systems and $1.0 million related to FoodTech. Segment operating profit in 2001 included an asset impairment charge of $1.3 million related to FoodTech.

(2)	Segment operating profit in 2003 included restructuring charges (Note 5) of $1.6 million related to FoodTech. Segment operating profit in 2001 included restructuring charges of $15.1 million of which $1.1 million related to Energy Production Systems, $5.1 million related to Energy Processing Systems, $5.2 million related to FoodTech and $3.7 million related to Airport Systems.

(3)	Corporate expense primarily includes staff expenses. Corporate expense in 2001 included a restructuring charge (Note 5) of $0.4 million.

(4)	Other expense, net, consists primarily of LIFO inventory adjustments, expenses related to pension and other postretirement employee benefits, and foreign currency related gains or losses. In 2002 and 2001, it also included compensation expense related to the replacement of FMC Corporation restricted stock with FMC Technologies restricted stock at the time of the Company’s initial public offering.

FMC Technologies, Inc. 2003 Annual Report	86

Segment operating capital employed and segment assets

(In millions)	December 31,
	2003	2002
Segment operating capital employed (1):
Energy Production Systems	$358.7	$299.2
Energy Processing Systems	182.0	170.3

Subtotal Energy Systems	540.7	469.5
FoodTech	178.3	187.4
Airport Systems	50.0	28.4

Total segment operating capital employed	769.0	685.3
Segment liabilities included in total segment operating capital employed (2)	743.6	579.9
Corporate (3)	78.0	107.3

Total assets	$1,590.6	$1,372.5

Segment assets:
Energy Production Systems	$743.6	$576.7
Energy Processing Systems	294.5	261.1
Intercompany eliminations	(1.2)	(0.9)

Subtotal Energy Systems	1,036.9	836.9
FoodTech	357.6	333.9
Airport Systems	118.1	94.4

Total segment assets	1,512.6	1,265.2
Corporate (3)	78.0	107.3

Total assets	$1,590.6	$1,372.5

(1)	FMC Technologies’ management views segment operating capital employed, which consists of a segment’s assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, income taxes and LIFO reserves.

(2)	Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments from customers, accrued payroll and other liabilities.

(3)	Corporate includes LIFO reserves, deferred income tax balances, property, plant and equipment not associated with a specific segment and the fair value of derivatives.

87	Financial Statements

Geographic segment information

Geographic segment sales were identified based on the location where the Company’s products and services were delivered. Geographic segment long-lived assets include investments; property, plant and equipment, net; goodwill; intangible assets, net; and certain other non-current assets.

(In millions)	Year Ended December 31,
	2003	2002	2001
Revenue (by location of customer):
United States	$871.1	$831.1	$885.1
Norway	279.1	215.0	150.7
All other countries	1,156.9	1,025.4	892.1

Total revenue	$2,307.1	$2,071.5	$1,927.9

(In millions)	December 31,
	2003	2002	2001
Long-lived assets:
United States	$267.1	$261.2	$488.9
Norway	64.9	56.0	24.9
Brazil	62.7	63.6	79.3
Netherlands	58.4	—	—
All other countries	118.2	97.0	72.4

Total long-lived assets	$571.3	$477.8	$665.5

Other business segment information

(In millions)	Capital expenditures				Depreciation and amortization			Research and development expense
	Year Ended December 31,				Year Ended December 31,			Year Ended December 31,
	2003		2002	2001	2003	2002	2001	2003	2002	2001
Energy Production Systems	$45.5		$41.5	$37.3	$24.9	$17.5	$18.0	$19.9	$21.7	$22.5
Energy Processing Systems	9.2		3.8	5.2	7.1	6.6	10.7	5.7	6.9	7.5

Subtotal Energy Systems	54.7		45.3	42.5	32.0	24.1	28.7	25.6	28.6	30.0
FoodTech	23.9		19.6	19.5	21.1	19.6	24.4	14.4	13.4	16.7
Airport Systems	0.3		0.5	2.6	2.1	2.4	2.9	5.3	5.8	8.2
Corporate	1.3		2.7	3.0	2.5	2.5	1.8	—	—	—

Total	$80.2	(1)	$68.1	$67.6	$57.7	$48.6	$57.8	$45.3	$47.8	$54.9

(1)	Capital expenditures in 2003 included $15.0 million for the repurchase of sale-leaseback assets related to the following business segments: Energy Production Systems ($5.0 million), Energy Processing Systems ($5.7 million) and FoodTech ($4.3 million).

FMC Technologies, Inc. 2003 Annual Report	88

NOTE 22. QUARTERLY INFORMATION (UNAUDITED)

(In millions, except per share data and common stock prices)	2003				2002
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Revenue	$637.4	$560.1	$609.9	$499.7	$580.2	$525.4	$542.3	$423.6
Cost of sales and services (1)	$501.0	$448.5	$491.0	$403.1	$465.5	$425.0	$428.6	$335.1
Income before the cumulative effect of changes in accounting principles	$23.2	$20.3	$22.9	$9.2	$24.5	$16.8	$17.8	$5.0
Net income (loss)	$23.2	$20.3	$22.9	$9.2	$24.5	$16.8	$17.8	$(188.8)
Earnings (loss) per share (2):
Basic:
Income before the cumulative effect of changes in accounting principles	$0.35	$0.31	$0.35	$0.14	$0.38	$0.26	$0.27	$0.08
Net income (loss)	$0.35	$0.31	$0.35	$0.14	$0.38	$0.26	$0.27	$(2.89)
Diluted:
Income before the cumulative effect of changes in accounting principles	$0.35	$0.30	$0.34	$0.14	$0.37	$0.25	$0.27	$0.08
Net income (loss)	$0.35	$0.30	$0.34	$0.14	$0.37	$0.25	$0.27	$(2.89)
Common stock price:
High	$23.82	$24.60	$22.75	$20.98	$20.97	$20.60	$23.83	$20.50
Low	$19.21	$20.20	$18.29	$17.94	$16.49	$14.85	$19.27	$14.30

(1)	Asset impairment and restructuring charges were recorded in the fourth quarter of 2003 (Note 5).

(2)	Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total year.

89	Financial Statements

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and consolidated subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMC Technologies, Inc. and consolidated subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002.

/s/ KPMG LLP

Chicago, Illinois

January 28, 2004

FMC Technologies, Inc. 2003 Annual Report	90

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

FMC Technologies, Inc. maintains a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance as to the reliability of financial records and the safeguarding of such assets. The system is maintained by the selection and training of qualified personnel, by establishing and communicating sound accounting and business policies, and by an internal auditing program that evaluates the adequacy and effectiveness of such internal controls, policies and procedures.

The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management, with the Company’s internal auditors, and with the independent auditors to discuss their evaluation of internal accounting controls and the quality of financial reporting and to carry out the Audit Committee’s oversight role with respect to auditing, internal controls, and financial reporting matters. Both the independent auditors and the internal auditors meet privately with, and have direct access to, the Audit Committee to discuss the results of their audits.

The Company’s independent auditors have been engaged to render an opinion on the consolidated financial statements. They review and make appropriate tests of the data included in the financial statements. As independent auditors, they also provide an objective, outside review of management’s performance in reporting operating results and financial condition.

/s/ WILLIAM H. SCHUMANN, III	/s/ RONALD D. MAMBU

William H. Schumann, III Senior Vice President, Chief Financial Officer and Treasurer	Ronald D. Mambu Vice President and Controller

Chicago, Illinois

January 28, 2004

91	Financial Statements

SELECTED HISTORICAL FINANCIAL DATA

Historical financial data relating to periods prior to our June 2001 separation from FMC Corporation represent combined financial information that was carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of assets and liabilities of the businesses transferred to FMC Technologies, Inc. Our historical combined financial information does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

(In millions, except per share data)	Year Ended December 31,
	2003	2002	2001	2000	1999
Revenue:
Energy Production Systems	$1,136.2	$940.3	$725.9	$667.9	$785.2
Energy Processing Systems	431.7	395.9	400.0	370.7	348.5
Intercompany eliminations	(2.8)	(1.4)	(0.6)	(1.3)	(4.3)

Total Energy Systems	1,565.1	1,334.8	1,125.3	1,037.3	1,129.4
FoodTech	524.7	496.9	512.9	573.3	537.3
Airport Systems	224.1	245.1	299.8	267.2	290.9
Intercompany eliminations	(6.8)	(5.3)	(10.1)	(2.6)	(4.5)

Total revenue	$2,307.1	$2,071.5	$1,927.9	$1,875.2	$1,953.1

Cost of sales and services	$1,843.6	$1,654.2	$1,504.7	$1,432.6	$1,489.5
Selling, general and administrative expense	301.6	264.5	292.5	291.2	302.4
Research and development expense	45.3	47.8	54.9	56.7	51.8
Minority interests	1.1	2.2	1.2	(0.2)	(0.1)
Interest expense (income), net	8.9	12.5	11.1	4.3	(0.5)

Income from continuing operations before income taxes and the cumulative effect of accounting changes	106.6	90.3	63.5	90.6	110.0
Provision for income taxes	31.0	26.2	24.1	22.7	33.5

Income from continuing operations before the cumulative effect of accounting changes	75.6	64.1	39.4	67.9	76.5
Discontinued operations, net of income taxes	—	—	—	—	(5.5)
Cumulative effect of accounting changes, net of income taxes	—	(193.8)	(4.7)	—	—

Net income (loss)	$75.6	$(129.7)	$34.7	$67.9	$71.0

Diluted earnings (loss) per share (1):
Income before the cumulative effect of accounting changes	$1.13	$0.96	$0.60
Diluted earnings (loss) per share	$1.13	$(1.94)	$0.53
Diluted weighted average shares outstanding (2)	66.9	66.8	65.9

Common stock price range (1):
High	$24.60	$23.83	$22.48
Low	$17.94	$14.30	$10.99
Cash dividends declared	$—	$—	$—

(Continued)

FMC Technologies, Inc. 2003 Annual Report	92

SELECTED HISTORICAL FINANCIAL DATA (CONTINUED)

($ in millions)	Year Ended December 31,
	2003	2002	2001	2000	1999
Reconciliation of non-GAAP measure:
Income from continuing operations before income taxes and the cumulative effect of accounting changes	$106.6	$90.3	$63.5	$90.6	$110.0
Interest expense (income), net	8.9	12.5	11.1	4.3	(0.5)
Depreciation	48.2	40.1	37.7	41.2	46.2
Amortization	9.5	8.5	20.1	17.9	16.1

EBITDA (non-GAAP measure) (3)	$173.2	$151.4	$132.4	$154.0	$171.8

Other financial information:
Return on investment (4)	13.7%	11.8%	9.8%	10.2%	10.0%
Capital expenditures	$65.2	$68.1	$67.6	$43.1	$40.9
Cash flows provided by operating activities of continuing operations	$150.4	$119.0	$76.3	$8.0	$152.7

(In millions)	December 31,
	2003	2002	2001	2000	1999
Balance sheet data:
Total assets	$1,590.6	$1,372.5	$1,437.9	$1,373.7	$1,473.2
Net debt (5)	$192.5	$202.5	$245.0	$23.3	$(28.1)
Long-term debt, less current portion	$201.1	$175.4	$194.1	$—	$—
Stockholders’ equity (6)	$429.3	$303.8	$418.2	$637.6	$722.2
Segment operating capital employed (7)	$769.0	$685.3	$909.9	$933.1	$803.7
Operating working capital (8)	$158.0	$159.2	$147.9	$189.0	$62.9
Order backlog (unaudited) (9)	$1,258.3	$1,151.0	$960.7	$644.3	$840.6

(1)	Earnings per share and common stock prices have not been presented for years prior to 2001, the year of our spin-off from FMC Corporation.

(2)	The calculation of average shares in 2001 gives effect to the issuance of 65.0 million common shares as if they were issued and outstanding on January 1, 2001.

(3)	We believe EBITDA growth is a useful measure for evaluating our operating performance, because it is a good indicator of growth in shareholder value and it is a widely used benchmark in the investment community. For these reasons, EBITDA is also used as a performance measure in our incentive compensation program.

(4)	Return on Investment (ROI) is calculated as income before the cumulative effect of changes in accounting principles plus after-tax interest expense as a percentage of total average debt and equity. The calculation of 2001 ROI uses after-tax profit on a pro forma basis, a non-GAAP measure, which is reconciled below to income before the cumulative effect of a change in accounting principle, the most comparable GAAP measure:

(In millions)	Year Ended December 31, 2001
After-tax profit (non-GAAP measure)	$54.0
Less: Restructuring and asset impairment charges, net of income taxes	(10.4)
Less: Income tax charges related to the Separation from FMC Corporation	(8.9)
Plus: Pro forma interest expense, net of income taxes	4.7

Income before the cumulative effect of a change in accounting principle (GAAP measure)	$39.4

It is our view that after-tax profit on a pro forma basis of $54.0 million is a useful measure of our performance in 2001, because it excludes restructuring charges related to initiatives undertaken to lower our cost structure in response to adverse market conditions. It also excludes income tax provisions related to repatriation of offshore earnings and the reorganization of our worldwide entities in anticipation of our separation from FMC Corporation, and it adds an estimate of interest expense that we might have incurred had we been a stand-alone entity for the entire year of 2001.

(5)	Net debt consists of short-term debt, long-term debt and the current portion of long-term debt less cash and cash equivalents.

(6)	For periods prior to June 14, 2001, the date of our initial public offering, stockholders’ equity was comprised of FMC Corporation’s net investment and accumulated other comprehensive (income) loss.

(7)	We view segment operating capital employed, which consists of assets, net of liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, income taxes and LIFO reserves.

(8)	Operating working capital is calculated as current assets less current liabilities, adjusted to exclude cash and cash equivalents, short-term debt, current portion of long-term debt and income tax balances.

(9)	Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

93	Financial Statements

Corporate Information

Corporate Office

FMC Technologies Inc

1803 Gears Road

Houston TX 77067

281 591 4000

Investor Relations

Investor Relations may be contacted at the following address:

FMC Technologies Inc

Maryann Seaman

200 East Randolph Drive

Chicago IL 60601

312 861 6414

281 405 4929

Stock Exchange

FMC Technologies, Inc. is listed on the New York Stock Exchange under the symbol FTI.

Annual Meeting

The Annual Meeting of Stockholders will be held on Wednesday, April 21, 2004, at 200 East Randolph Drive, Chicago, Illinois. Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

Stock Transfer Agent

Address stockholder inquiries, including requests for stock transfers, to:

National City Bank

Corporate Trust Operations

PO Box 92301

Cleveland OH 44193-0900

Telephone 800 622 6757

Fax 216 257 8508

Email shareholder.inquiries@nationalcity.com

Form 10-K

A copy of the Company’s 2003 Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available at www.fmctechnologies.com or upon written request to:

FMC Technologies Inc

Corporate Communications

1803 Gears Road

Houston TX 77067

However, certain information required by Part I and most of the information required under Parts II and III of the Company’s 2003 Annual Report on Form 10-K have been incorporated by reference from the 2003 Annual Report to Stockholders or the 2004 Proxy Statement. Certifications required by Section 302 of the Securities Exchange Act of 1934, as amended, are attached as Exhibits to the Company’s 2003 Annual Report on Form 10-K.

FMC Technologies was incorporated in Delaware in 2000.

Auditors

KPMG LLP

303 East Wacker Drive

Chicago IL 60601

Information Services

Information about FMC Technologies – including continually updated stock quotes, news and financial data – is available by visiting the Company’s Web site: www.fmctechnologies.com. An email alert service is available by request under the Investor Relations section of the site. This service will provide an automatic alert, via email, each time a news release is posted to the site or a new filing is made with the U.S. Securities and Exchange Commission.

Information also may be obtained by writing to Corporate Communications in Houston.

FMC Technologies

FMC Technologies Inc

1803 Gears Road

Houston TX 77067

281 591 4000

fmctechnologies.com